

FOUNDATIONS

VECTREN CORPORATION

2001 Annual Report

CORPORATE PROFILE

Vectren Corporation is an energy and applied technology holding company headquartered in Evansville, Indiana.

Vectren's *regulated* subsidiaries deliver gas and/or electricity to approximately one million customers in adjoining service territories that cover two-thirds of Indiana and west central Ohio. Vectren is also a low-cost provider of wholesale electricity to other utilities and power marketers in the Midwest.

Vectren's *nonregulated* businesses provide products and services built on the company's core strengths and customer relationships. The four primary business groups are Energy Marketing and Services, Coal Mining, Utility Infrastructure Services, and Broadband. Their offerings include gas marketing and energy management, coal production and sales, utility infrastructure construction and services, as well as fiber-optic based video, phone, and high-speed data services. In addition, the nonregulated group has investments in other businesses, including investments in energy-related opportunities.

VECTREN'S SHARES ARE LISTED ON THE NEW YORK STOCK EXCHANGE (VVC)

FOUNDATIONS

I HAVE SEEN HOW THE FOUNDATIONS
OF THE WORLD ARE LAID, & I HAVE NOT THE LEAST DOUBT
THAT IT WILL STAND A GOOD WHILE

Henry David Thoreau, 1849

Good foundations support sturdy structures, as much in the corporate as in the physical world. Vectren's foundations have been built with reason & integrity over many generations. Our products & services are fundamental to the personal well being & success of families, businesses & institutions in our heartland cities & towns.

We have built a strong and well-integrated company that is one of the nation's lowest-cost providers of environmentally clean natural gas and electric energy, and one of the most reliable—no blackouts, brownouts, or power shortages. We strive daily to earn the loyalty of approximately one million utility customers in Indiana and Ohio, as well as countless customers primarily across the Midwest who rely on the valued products and services of our nonregulated businesses. We have created a sizable and sound asset base that produces a steady stream of earnings and an ever-increasing stream of dividends. *It is of such foundations that a future is made.*

{cover} EVANSVILLE, INDIANA *The Vanderburgh County Courthouse.*

VECTREN CORPORATION

TABLE OF CONTENTS

FINANCIAL & OPERATING HIGHLIGHTS

**In millions*	2001	2000	1999
Net income*	$ 63.6	$ 72.0	$ 90.7
Net income before nonrecurring items*[1]	$ 89.3	$ 103.9	$ 90.7
Return on Common Shareholders' Equity *{ROE}*	7.5%	9.8%	12.8%
ROE before nonrecurring items	10.5%	14.2%	12.8%
Average Common Shares Outstanding*	66.7	61.3	61.3
PER COMMON SHARE			
Basic Earnings	$ 0.95	$ 1.18	$ 1.48
Basic Earnings before nonrecurring items	$ 1.34	$ 1.70	$ 1.48
Dividends Paid	$ 1.03	$ 0.98	$ 0.94
Book Value	$ 12.54	$ 11.91	$ 11.58
Vectren Closing Market Price	$ 23.98	$ 25.63	$ -
Dividend Payout Ratio before nonrecurring items	77%	58%	64%
UTILITY OPERATING DATA			
Gas Sold & Transported *{MDth}*	199,761	181,238	150,711
Heating Degree Days *{as a percent of normal}*	90%	99%	89%
Customers at year end	953,214	946,043	622,479
Electric Sales *{MWh}*			
Retail	5,240,539	5,224,377	5,110,945
Wholesale	3,898,231	2,300,323	1,829,770
Cooling Degree Days *{as a percent of normal}*	97%	91%	91%
Customers at year end	133,294	132,340	126,605

1 ALL AMOUNTS ARE NET OF TAX.

IN 2001, NONRECURRING ITEMS INCLUDE MERGER & INTEGRATION RELATED COSTS OF $8.1 MILLION; RESTRUCTURING COSTS OF $11.8 MILLION; EXTRAORDINARY LOSS RELATED TO AN ASSET DISPOSITION OF $7.7 MILLION & THE IMPACT OF SFAS NO. 133, INCLUDING THE CUMULATIVE EFFECT, OF $1.9 MILLION.

IN 2000, NONRECURRING ITEMS INCLUDE MERGER & INTEGRATION RELATED COSTS OF $36.8 MILLION & GAIN ON RESTRUCTURING OF A NONREGULATED INVESTMENT OF $4.9 MILLION.

LETTER TO SHAREHOLDERS

a letter from NIEL C. ELLERBROOK
CHAIRMAN & CHIEF EXECUTIVE OFFICER



BUILDING FOR THE FUTURE

The business environment for Vectren last year was extremely challenging, as three extraordinary events occurred in the same year—high natural gas prices, unusually warm winter weather conditions in our service territories, and a contracting national economy. However, we accomplished a great deal during the year that will benefit the company in the future, and we were particularly heartened by positive fourth quarter results.

Our fourth quarter earnings increased to $32.4 million, a 24% increase over the comparable period of 2000. These results were achieved despite fourth quarter weather in 2001 that was 32% warmer than in the comparable period of the previous year.

Fourth quarter results began to reflect the benefits of the merger that created Vectren and the restructuring efforts we have worked hard to implement as part of our growth strategy. In less than 24 months, we have created one efficient company from the firm foundations provided by our predecessor companies and the acquisition of the Ohio gas distribution assets.

We now possess sufficient scale to compete effectively in all of our energy markets, regulated or deregulated. Our financial and market strength positions us to benefit from the opportunities for growth that are available to Vectren.

MUNCIE, INDIANA *The night scene along Walnut Street.*


NITED
IGARS
STILLMANS
VALU



MAJOR ACHIEVEMENTS

We are beginning to harvest the benefits of the actions we have taken to strengthen our business and increase our efficiency. Foremost among these actions was the substantial realignment and streamlining of the utility operations. As a part of the integration effort, we continued to centralize all of our administrative functions by migrating all major utility functions to a common information technology platform. We also improved our operations through steps such as instituting a single customer call center. Since the onset of the merger and through the end of 2001, we have eliminated 235 positions, roughly 10% of our pre-merger levels.

While the latter actions were extremely difficult, they were necessary to realize the benefits of realigning the operations of the three separate utilities. Where needed, we increased our employee levels, including customer service and our Ohio operations. Overall, we are supporting substantially enlarged utility operations with a leaner and more effective organization. Our operations are now well-positioned to deliver low-cost energy to our customers for the foreseeable future.

Our nonregulated business group continued its impressive performance again in 2001, contributing $21.9 million in net income before nonrecurring items, compared to $17.8 million in 2000 and $12.5 million in 1999.

Our two principal nonregulated businesses did exceedingly well last year. Our energy marketing and services businesses contributed earnings before nonrecurring items of $11.9 million in 2001, up 65% from the year before as a result, primarily, of price volatility in the natural gas marketplace and our disciplined trading operations. Our coal mining business, which supplies coal to our electric utility and other utility companies, contributed earnings before nonrecurring items of $13.5 million in 2001, up from $4.6 million the year before. Our second of two mines became fully operational early in the second quarter of the year and contributed to a 173% increase in our coal output for the year, which accounted for most of the increased coal earnings.

In 2001, we realigned our nonregulated businesses into four primary business groups, described more fully later in this report. This realignment placed their strategic and business objectives within a structure easier to communicate to the investment community and to you, our shareholders.

On the financial front, we sold 6.3 million shares of common stock in February, realizing net proceeds of $129.4 million. Vectren also sold $350 million in senior notes at historically favorable rates in late 2001. This enabled us to retire short-term debt used to finance the acquisition of the Ohio gas distribution assets. Coupled with our equity sale, the debt offerings were important steps in the process of strengthening our balance sheet.

FINANCIAL PERFORMANCE

Reported net income for the year was $63.6 million, or $.95 per share, compared to $72.0 million, or $1.18 per share, for the same period in 2000. These results were achieved in the face of extraordinarily negative factors in 2001. Net income before nonrecurring items was $89.3 million, or $1.34 per share, for 2001, as compared to $103.9 million, or $1.70 per share, a year ago.

BASIC EARNINGS[1]
per average common share
{Year End December 31st}


99
$ 1.48
$ 1.48
00
$ 1.18
$ 0.52
$ 1.70
01
$ 0.95
$ 0.39
$ 1.34
reported
nonrecurring

1 ALL AMOUNTS ARE NET OF TAX.

IN 2001, NONRECURRING ITEMS INCLUDE MERGER & INTEGRATION RELATED COSTS OF $8.1 MILLION; RESTRUCTURING COSTS OF $11.8 MILLION; EXTRAORDINARY LOSS RELATED TO AN ASSET DISPOSITION OF $7.7 MILLION & IMPACT OF SFAS NO. 133, INCLUDING THE CUMULATIVE EFFECT, OF $1.9 MILLION.

IN 2000, NONRECURRING ITEMS INCLUDE MERGER & INTEGRATION RELATED COSTS OF $36.8 MILLION & GAIN ON RESTRUCTURING OF A NONREGULATED INVESTMENT OF $4.9 MILLION.

Lost margins and increased expenses, including uncollectible accounts expense resulting from the extraordinarily high natural gas costs early in the year, reduced net income before nonrecurring items by nearly $13 million. Additionally, winter weather that was 9% warmer than in 2000 reduced demand for energy and reduced net income by approximately $11 million. A portion of these decreases, about $10 million, was offset by savings realized as a result of our focused cost reduction measures following the merger and the outstanding performance of our nonregulated businesses.

Before nonrecurring items, our core gas and electric utility operations contributed $.99 per share in 2001, versus $1.37 per share in 2000. Our nonregulated businesses contributed $.33 per share in 2001, compared to $.29 per share in 2000. Corporate and other contribution items were $.02 per share in 2001 and $.04 per share in 2000.

In 2001, we acted to reduce financial risks, improve our balance sheet and refine our business focus by selling most of the leveraged lease portfolio in our nonregulated business group. Accomplishing this resulted in a non-cash, extraordinary loss of $7.7 million, or $.12 per share. The cash proceeds of $46.7 million from these sales were used to reduce outstanding short-term debt.

Results in 2001 also reflect the loss of $7.7 million, net of tax, for Vectren Communications Services, Inc., a company in our nonregulated group that designs, constructs, and operates broadband facilities for municipalities. This company is completely separate from our highly successful retail broadband investment in Evansville. As a result of these losses, which relate primarily to construction contracts, we have changed the management team and restructured the business to focus mainly on consulting services.

RETURN ON *common* EQUITY[1]
{Year End December 31st}


99
12.8%
00
14.2%
01
10.5%

1 BEFORE NONRECURRING ITEMS

42*nd* CONSECUTIVE DIVIDEND INCREASE

In October, the board of directors increased the quarterly dividend by 3.9% to 26.5 cents per share, or $1.06 on an annualized basis. Shareholders of Vectren and its predecessor companies have enjoyed dividend increases every year for the last 42 years, a record that can be matched by few public companies. We are extremely proud of this accomplishment. The importance of a secure dividend in today's market was highlighted in a *Wall Street Journal* article on January 15, 2002, entitled, "What's the Hottest Thing in the Energy Business?" This article recognized Vectren as one of only six of the 58 utilities tracked by Regulatory Research Associates that has consistently raised their dividends over the past 10 years.

DIVIDENDS PAID PER SHARE

(Year End December 31st)


99
$ 0.94
00
$ 0.98
01
$ 1.03

Our increase in the quarterly dividend in 2001 was declared in an especially difficult year, a good measure of the underlying strength of the company's cash flow. Our policy is to support dividend growth primarily through the earnings of our core business. Our goal is to grow our dividend at a rate faster than our peers. It is likely that an annual growth rate averaging 4-4.5% will accomplish that goal.

GROWTH STRATEGY

In last year's annual report, we discussed our five-year objective of increasing earnings per share at an average annual rate of 8-10% a year. We characterized this goal as "very aggressive." Subsequently, we have determined, in light of the current economic climate and other events in the energy sector of the economy, a more modest, lower risk target is appropriate. In the near term, we will continue to emphasize our regulated utility operations, which generate slower growth than our nonregulated ventures, but offer lower-risk and greater assurance of a steady return on investment. We will continue to focus on our nonregulated portfolio as well, but will look for lower risk opportunities and target a lower overall growth rate. As a result, we have revised our five-year growth target for Vectren to an average annual rate of 6-8% per year.

We believe this goal is prudent and credible and is consistent with our desire to provide shareholders with steady growth in earnings and regular increases in dividends. We will continue to execute our existing business plan for our regulated and nonregulated operations, both of which have excellent growth prospects, and will continue to build our nonregulated businesses in a focused and logical way, closely related to our core utility business.

2001 EARNINGS
$89.3 million [1]

(Year End December 31st)


74% *REGULATED*
24% *NONREGULATED*
2% *CORPORATE & OTHER*

1 BEFORE NONRECURRING ITEMS.

Our utility operations, with a strong and stable base of almost one million customers, contributed 74% of our earnings before nonrecurring items in 2001, which was, as previously described, a challenging year. Our goal is for this segment of our business to achieve 3.5-4% average annual growth over the next five years and contribute 70-75% of Vectren's overall annual earnings.

Our nonregulated investments and operations accounted for 24% of our earnings before nonrecurring items last year, with corporate and other contributing 2%. Over the past two years, nonregulated earnings have grown from $12.5 million to $21.9 million. We believe the foundation is in place to grow our earnings from this part of our business at an average annual rate of 15% over the next five years, with the nonregulated group contributing 25-30% of our overall annual earnings.

Given their relative sizes and growth rates, the two parts of our business together are targeted to produce a 6-8% average annual growth rate for Vectren over the five-year period of our plan.

ENCOURAGING RESULTS

The encouraging news is that many of the key negative forces impacting our 2001 operating results are now behind us. Natural gas prices have returned to more historically normal levels, less than one-fourth of the peak prices prevailing at the beginning of 2001. The economy shows signs of improving and is projected by most economists to begin recovery in 2002. The big unknown continues to be weather, which early in 2002 continues to be warmer than normal. Most of 2002 is still in front of us and hopefully the abnormally warm winter weather condition of 2001 will not repeat itself for all of 2002.

In addition, the one-time charges associated with our substantial merger and acquisition transactions and the other extraordinary events of 2001 are now behind us. We are ready to go forward - bigger, better, and stronger.

THE VECTREN TEAM

There is a great sense of excitement among Vectren employees now as we move ahead - one company, fully integrated. My thanks go out to all of our employees for the enormous amount of hard work and dedication expended to bring us to this point so quickly and smoothly. I continue to be proud and respectful of the talent and the will to succeed of this company's employees. Our employees are unequaled in their service to customers, generosity to their communities, and helpfulness to each other.

I want to express my gratitude as well to Vectren officers and directors who took retirement last year after many years of leadership service to Vectren and its predecessor companies. Gordon Hurst's career with the company extended over 39 years, leading to the position of executive vice president of Vectren and president of the utility group. Tim Hewitt served the company for 20 years and last served as president of Indiana Gas Company, Inc. Tom Zabor served the company for 12 years, most recently as vice president of employee relations. Additionally, Directors Donald Rausch, James Shook, and James Vinson all retired during this past year after a collective 49 years of service. Vectren is grateful to each person for his contribution to the company's success and we wish them well.

I welcome our new shareholders who joined us as part of our equity offering last year and thank you for your continued support and confidence. All of the employees at Vectren are focused on producing increased value for your investment as we step into a promising future.

Niel C. Ellerbrook

NIEL C. ELLERBROOK

CHAIRMAN & CHIEF EXECUTIVE OFFICER
February 19, 2002

COLUMBUS, INDIANA *The Christian Tabernacle Church.*





VECTREN CORPORATION

AT A GLANCE
BUSINESS OPERATIONS

Regulated & Nonregulated

REGULATED OPERATIONS

Energy Delivery Provides gas and/or electricity to approximately one million customers in adjoining service territories that cover nearly two-thirds of Indiana & west central Ohio.

Power Supply Provides & markets low cost wholesale power in southwestern Indiana from 1,448 MWs of total capacity & a reserve margin target of 15%.

NONREGULATED OPERATIONS

Energy Marketing & Services Markets natural gas & provides energy management, including performance contracting services.

Coal Mining Mines & sells coal to Vectren's utility operations & to other parties. Generates IRS Code Section 29 investment tax credits relating to the production of coal-based synthetic fuels.

Utility Infrastructure Services Provides underground construction & repair, facilities locating & meter reading services.

Broadband Investment in broadband communication services such as analog & digital cable television; high-speed Internet & data services; & advanced local & long distance telephone services.

Other Businesses Investments in energy-related opportunities. Also includes utility services, municipal broadband consulting, retail, & real estate & leveraged lease investments.

VECTREN REGULATED UTILITY BUSINESS GROUP

In 2001, Vectren's regulated operations produced $65.8 million of income before nonrecurring items, or 74%, of Vectren's total income. The severe impact of extraordinarily high natural gas prices early in the year, a weakened national economy, and unusually warm winter weather caused our utility businesses to experience financial results below our 2001 expectations.

The year was nonetheless an excellent one for our utility group in many respects, as we took actions that will have a positive impact on performance well into the future. These included restructuring and streamlining our three separate utility operations into a smoothly functioning organization and centralizing all of our customer service functions into a new, efficient contact center.

NATURAL GAS DISTRIBUTION

The integration of the acquired Ohio natural gas distribution assets resulted in strong overall gains for the utility group in 2001 in terms of gas throughput, gas margins, and number of gas customers. Our Ohio business operated under Vectren's ownership for a full year in 2001, versus only two months in 2000. Gas utility margin for 2001 increased by $57.0 million to $323.3 million. While this is a substantial increase, it fell far short of our expectations as a direct result of the significant 2001 events noted above. We estimated these factors negatively impacted our margins by just over $27 million.

GAS SOLD & TRANSPORTED
{*MDth*}
{Year End December 31st}


99
150,711
00[1]
181,238
01
199,761

1 INCLUDES THE OHIO OPERATIONS FOR TWO MONTHS.

We remain well positioned in this industry. Studies last year show we are one of the most efficient gas distribution companies in the nation, based on number of customers per employee. In terms of size, we estimate we are among the top 25 investor owned natural gas distributors in the U.S. and have now achieved a scale that allows us to operate this part of our business very efficiently.

The unusually warm winter weather and the impact of extraordinarily high gas costs on our business impacted both revenues and earnings. Of the $1.4 billion in revenues generated by our regulated utility operations last year, natural gas accounted for 73%, while, in 2001, only 36% of our utility group earnings before nonrecurring items were produced by the gas side of our business.

We anticipate much improved results from our gas operations in 2002, based on more historically normal gas commodity pricing, more normal winter weather, and greater operating efficiencies as a result of restructuring in 2001. We expect the earnings contribution of our gas operations to rise in 2002 and beyond to a level that again approximates that of our electricity operations, providing the balanced earnings contribution envisioned at the time of the merger.

ELECTRIC OPERATIONS

Electric utility margin for 2001 decreased by $11.5 million, or 5%, from the prior year to $212.8 million, primarily because of decreased margin on sales to wholesale energy markets and a $3.2 million reduction in margin due to a change in accounting rules that requires us to reflect certain wholesale power marketing contracts at current market values. We partially offset these declines with a 3% increase in residential and commercial sales, due primarily to summer weather that was 7% warmer than the previous year.

ELECTRIC SALES
{MWh}
{Year End December 31st}


99
5,110,945
1,829,770
6,940,715
00
5,224,377
2,300,323
7,524,700
01
5,240,539
3,898,231
9,138,770
retail
wholesale

We continue to be one of the most stable and lowest-cost providers of electricity in the nation. Our operating expenses are approximately 40% below the national average and rank in the lowest 10% in the country, according to the latest data available. Our cost and pricing advantages make us very competitive in the wholesale power markets and provide an incentive for businesses to locate and expand in our service territories. Toyota, for example, one of our largest electric customers, is expanding its manufacturing plant near Evansville during 2002, adding approximately 1,600 jobs to the southwestern Indiana economy.

ENVIRONMENTAL PROGRESS

We continued our focus on environmental stewardship during 2001 by beginning the installation of our first Selective Catalytic Reduction system to reduce nitrogen oxide (NOx) emissions. The systems are being installed on as many as four of our largest electric generating units in time to put our plants into compliance with Environmental Protection Agency ozone standards set for 2004. As a result of a recent regulatory order, we will be permitted to make rate adjustments every six months to provide a cash return on the capital outlay for these systems. Construction expenditures for the catalytic reduction systems are expected to total $175 to $195 million through 2004.

GENERATING CAPACITY INCREASES

In addition, we are well toward completion of our new $33 million, 80-megawatt gas-fired peaking unit, scheduled to be online by the middle of 2002. This unit will add to our six coal-fired base-load units and five gas-fired peaking units that give us a current electricity generating capacity of 1,271 megawatts. Our combined capacity, including purchased capacity and demand side management, is 1,448 megawatts. The new peaking unit will enable us to maintain an adequate reserve margin of electric generating capacity of at least 15%, sufficient to meet our customers' future electric power demand. We continue to plan for the addition of another 80-megawatt peaking unit in 2004 to assure our ability to meet the forecasted growth in demand for electric power in our service territory.

PEAK LOAD & CAPACITY
{*Megawatts*}
{*Year End December 31st*}


99
1,230
1,351
00
1,212
1,426
01
1,209
1,448
Peak Load
Capacity

EXCEPTIONAL SERVICE

In addition to adding scale to our gas distribution operations and assuring adequate supplies of natural gas and low cost electric energy to our residential, commercial, and industrial customers, the other key to our success is superior service.

In 2001, we moved our customer service operations into a newly constructed facility and implemented a new customer information system. Three separate customer service operations have been integrated into one state-of-the-art customer service organization, enabling more efficient fulfillment of customer requests. We also have expanded the service functionality of our Internet site, www.vectren.com, allowing customers to schedule service calls, pay their bills, and take care of many other needs at their convenience.

FUNDAMENTALS ARE STRONG

We have used new technology to prudently manage costs and lower overall manpower levels in all of our regulated utility operations, while increasing the number of employees assisting our customers. Furthermore, we have enhanced our competitive position in the wholesale power market and provided for sufficient generating capacity. In addition, we expect continued, steady growth in our customer base. Coupled with the favorable regulatory treatment that provides a return on our major environmental projects, we believe these efficiency and competitive positioning initiatives have provided a solid foundation for achievement of the 3.5-4% growth targets we have established for the regulated group.


HOTEL



VECTREN NONREGULATED BUSINESS GROUP

Vectren's nonregulated business group consists of companies whose success builds on many of the same operating skills, knowledge, and customer relationships as those of Vectren's natural gas and electric utility businesses. In 2001, our nonregulated business group accounted for income before nonrecurring items of $21.9 million, or 24%, of Vectren's total income. Nonregulated businesses and investments also represented approximately 12% of Vectren's assets at the end of 2001.

NONREGULATED EARNINGS[1]
{BEFORE NONRECURRING ITEMS}
in millions
{Year End December 31st}


99
$ 12.5
00
$ 17.8
01
$ 21.9

1 ALL AMOUNTS ARE NET OF TAX.

IN 2001, NONRECURRING ITEMS INCLUDE RESTRUCTURING COSTS OF $2.9 MILLION & EXTRAORDINARY LOSS RELATED TO AN ASSET DISPOSITION OF $7.7 MILLION.

IN 2000, NONRECURRING ITEMS INCLUDE MERGER & INTEGRATION COSTS OF $1.0 MILLION & GAIN ON RESTRUCTURING OF A NONREGULATED INVESTMENT OF $4.9 MILLION.

ENERGY MARKETING & SERVICES

Our natural gas marketing and trading operations achieved record earnings last year, in part because of the volatility of natural gas prices in 2001, which benefited our highly disciplined gas trading operations. We also had strong customer retention and expanded operations that gave us record levels of gas throughput and a record number of customers by year end.

ENERGY MARKETING
THROUGHPUT VOLUME *{MDth}*
{Year End December 31st}


99
287,100
00
326,500
01
393,100

We manage the largest municipal gas portfolio in the country and provide natural gas, fuel supply management services, and market intelligence to a broad range of municipalities, utilities, industrial operations, schools, and healthcare institutions, totaling almost 1,000 end-use customers.

ENERGY MARKETING
CUSTOMER COUNT
{Year End December 31st}


99
472
00
624
01
984

Our other business in this group focuses on performance-based energy contracting. This service helps schools, hospitals, and other governmental and private institutions reduce their energy and maintenance costs by upgrading their facilities with energy-efficient equipment. In 2001, we secured a record $63 million in contracts for this service.

COAL MINING

We have two principal coal-related businesses, one which mines coal for sale to Vectren and other electric utilities, and the other which invests in the development of coal-based synthetic fuels for power generation.

COAL
TONS MINED
in millions
{Year End December 31st}


99
0.9
00
1.2
01
3.3

In 2001, our two coal mines produced 3.3 million tons. Production was boosted as our new Prosperity underground mine became fully operational in the second quarter and produced approximately 1.9 million tons of high-quality, low-sulfur coal in 2001. Approximately 90% of all 2002 expected production has been pre-sold to Vectren utilities or in the open market.

This group supplies Vectren utilities with 2.6 million tons of coal at fixed prices, helping us remain one of the lowest-cost generators of electricity in the nation. In addition, our coal reserves are conservatively estimated at 45 million tons, which represent a valuable long-term asset for Vectren.

Our investment in the synthetic fuel business, which produces briquettes from coal fines, is continuing to increase its production levels, with a plant relocation scheduled to take place in 2002.

UTILITY INFRASTRUCTURE SERVICES

We supply underground construction and repair of utility infrastructure to Vectren and to other gas, water, electric, and telecommunications companies. These services are complemented by facilities locating and meter reading services.

At the end of 2001, we had a record number of construction crews in place and achieved record construction revenues, with projects concentrated in the Midwest and Southeast. We believe there is a large backlog of aging infrastructure in these regions that utilities and other companies must replace in the years ahead. With the strong trend among utilities toward outsourcing construction projects, we are optimistic about the prospects for this business group.

BROADBAND

Our broadband business offers services such as analog and digital cable television; high-speed Internet and data services; and advanced local and long distance telephone services to residential and commercial customers in the Evansville, Indiana area. This business performed extremely well in 2001, generating positive earnings before interest, taxes, depreciation, and amortization in both the third and fourth quarters of 2001.

We have achieved impressive penetration rates in our service area and are pleased that many customers have subscribed to multiple services. The number of revenue generating units or total number of services provided, climbed by over 25% to approximately 75,000.

We continue to plan for expansion of our broadband communication services into Indianapolis and Dayton in partnership with Utilicom Networks, LLC, our Evansville partner, but only if suitable debt financing becomes available to fully fund the projects before construction begins.

OTHER BUSINESSES

Consistent with our strategy of expanding our nonregulated investments into energy businesses closely related to our core strengths, we participate in a portfolio of interests in gas and power storage, fuel cells, distributed generation projects, and similar energy-related businesses. These performed quite well in 2001, making an excellent contribution to cash flow and earnings. Our utility services businesses, which supply utilities with a number of important services ranging from supply chain management to environmental compliance testing, also enjoyed a good year.

Consistent with our strong customer focus, we have launched a retail unit to provide natural gas and other related products and services to customers opting for choice among energy providers. At present, this unit is operating primarily in Ohio.

With energy playing an increasingly vital role in our nation's economy, we believe our carefully chosen businesses and energy-related investments will meet our targeted annual growth objectives over the next five years.

SOLID FOUNDATION

We have grown our nonregulated earnings, before nonrecurring items, from $12.5 million in 1999 to $21.9 million in 2001. The energy marketing and services group has successfully added new customers, while maintaining exceptional service levels. The coal mining operations provide an excellent base for stable growth while the utility infrastructure services provide excellent growth opportunities, preparing Vectren to achieve our nonregulated growth targets of 15% over the next five years.





VECTREN CORPORATION

TABLE OF CONTENTS
OF THE FINANCIAL SECTION

[previous] MUNCIE, INDIANA *The Ball Memorial Hospital.*

MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS & FINANCIAL CONDITION

DESCRIPTION OF THE BUSINESS

Vectren Corporation (the Company or Vectren), an Indiana corporation, is an energy and applied technology holding company headquartered in Evansville, Indiana. The Company was organized on June 10, 1999 solely for the purpose of effecting the merger of Indiana Energy, Inc. (Indiana Energy) and SIGCORP, Inc. (SIGCORP). On March 31, 2000, the merger of Indiana Energy with SIGCORP and into Vectren was consummated with a tax-free exchange of shares and has been accounted for as a pooling-of-interests in accordance with Accounting Principles Board (APB) Opinion No. 16 "Business Combinations" (APB 16).

The Company's wholly owned subsidiary, Vectren Utility Holdings, Inc. (VUHI), serves as the intermediate holding company for its three operating public utilities: Indiana Gas Company, Inc. (Indiana Gas), formerly a wholly owned subsidiary of Indiana Energy, Southern Indiana Gas and Electric Company (SIGECO), formerly a wholly owned subsidiary of SIGCORP, and the Ohio operations (defined hereafter). Both Vectren and VUHI are exempt from registration pursuant to Section 3(a)(1) and 3(c) of the Public Utility Holding Company Act of 1935.

Indiana Gas provides natural gas distribution and transportation services to a diversified customer base in 311 communities in 49 of Indiana's 92 counties. SIGECO provides electric generation, transmission, and distribution services to Evansville, Indiana, and 74 other communities in 8 counties in southwestern Indiana and participates in the wholesale power market. SIGECO also provides natural gas distribution and transportation services to Evansville, Indiana, and 64 communities in 10 counties in southwestern Indiana. The Ohio operations provide natural gas distribution and transportation services to Dayton, Ohio, and 87 other communities in 17 counties in west central Ohio.

The Company is also involved in nonregulated activities in four primary business areas: Energy Marketing and Services, Coal Mining, Utility Infrastructure Services, and Broadband. Energy Marketing and Services markets natural gas, provides fuel supply management, and provides energy performance contracting services. Coal Mining provides the mining and sale of coal to the Company's utility operations and to other third parties and generates income tax credits through an Internal Revenue Service (IRS) Code Section 29 investment tax credit relating to the production of coal-based synthetic fuels. Utility Infrastructure Services provides underground construction and repair, facilities locating, and meter reading. Broadband invests in broadband communication services such as cable television, high-speed Internet, and advanced local and long distance phone services. In addition, the nonregulated group has investments in other businesses that invest in energy-related opportunities and provide supply chain services, debt collection services, and environmental compliance testing services.

ACQUISITION OF GAS DISTRIBUTION ASSETS OF THE DAYTON POWER & LIGHT COMPANY

On October 31, 2000, the Company acquired the natural gas distribution assets of The Dayton Power and Light Company for approximately $465.0 million. The acquisition has been accounted for as a purchase transaction in accordance with APB 16, and accordingly, the results of operations of the acquired businesses are included in the accompanying financial statements since the date of acquisition.

The Company acquired the natural gas distribution assets as a tenancy in common through two separate wholly owned subsidiaries. Vectren Energy Delivery of Ohio, Inc. (VEDO) holds a 53% undivided ownership interest in the assets, and Indiana Gas holds a 47% undivided ownership interest. VEDO is the operator of the assets, and these operations are referred to as "the Ohio operations."

CONSOLIDATED RESULTS OF OPERATIONS

In millions, except per share amounts	*Year Ended December 31st,* 2001	2000	1999
NET INCOME, *as reported*	$ 63.6	$ 72.0	$ 90.7
Merger & integration costs *{net of tax}*	8.1	36.8	-
Restructuring costs *{net of tax}*	11.8	-	-
Extraordinary loss *{net of tax}*	7.7	-	-
Impact of SFAS 133, including cumulative effect of change in accounting principle *{net of tax}*	(1.9)	-	-
Gain on restructuring of a nonregulated investment *{net of tax}*	-	(4.9)	-
Net income before nonrecurring items	$ 89.3	$ 103.9	$ 90.7
ATTRIBUTED TO:			
Regulated	$ 65.8	$ 84.0	$ 75.4
Nonregulated	21.9	17.8	12.5
Corporate & other	1.6	2.1	2.8
BASIC EARNINGS PER SHARE, *as reported*	$ 0.95	$ 1.18	$ 1.48
Merger & integration costs	0.12	0.60	-
Restructuring costs	0.18	-	-
Extraordinary loss	0.12	-	-
Impact of SFAS 133, including cumulative effect of change in accounting principle	(0.03)	-	-
Gain on restructuring of a nonregulated investment	-	(0.08)	-
Basic earnings per share before nonrecurring items	$ 1.34	$ 1.70	$ 1.48
ATTRIBUTED TO:			
Regulated	$ 0.99	$ 1.37	$ 1.23
Nonregulated	0.33	0.29	0.20
Corporate & other	0.02	0.04	0.05

In 2001, consolidated net income before the impact of nonrecurring items decreased $14.6 million, or $0.36 per share, compared to 2000. The decrease reflects lower regulated earnings resulting from extraordinarily high gas costs early in the year that unfavorably impacted margins and operating costs, warmer heating weather, especially during late 2001, and a weakened national economy. This reduction was partially offset by increased earnings from nonregulated operations, primarily energy marketing and services and coal mining operations.

In 2000, consolidated net income before the impact of nonrecurring items increased $13.2 million, or $0.22 per share compared to 1999. The increase results from cooler weather, the inclusion of two months of the Ohio operations, and increased nonregulated earnings from energy marketing and services and coal mining operations and additional interest and leveraged lease income.

Dividends

In October 2001, the Company's board of directors increased its quarterly dividend to $0.265 per share from $0.255 per share. Dividends declared for the year ended December 31, 2001 were $1.03 per share, compared to $0.98 per share and $0.94 per share for the same periods in 2000 and 1999, respectively.

DIVIDENDS PAID
PER SHARE
{ Year End December 31st }


99
$ 0.94
00
$ 0.98
01
$ 1.03

Nonrecurring Items

Merger & Integration Costs Merger and integration costs incurred for the years ended December 31, 2001 and 2000 were $2.8 million and $41.1 million, respectively. The Company expects to realize net merger savings of nearly $200.0 million over ten years from the elimination of duplicate corporate and administrative programs and greater efficiencies in operations, business processes, and purchasing. Merger and integration activities resulting from the 2000 merger were completed in 2001.

Since March 31, 2000, $43.9 million has been expensed associated with merger and integration activities. Accruals were established at March 31, 2000 totaling $20.7 million. Of this amount, $5.5 million related to employee and executive severance costs, $13.1 million related to transaction costs and regulatory filing fees incurred prior to the closing of the merger, and the remaining $2.1 million related to employee relocations that occurred prior to or coincident with the merger closing. The remaining $23.2 million was expensed ($20.4 million in 2000 and $2.8 million in 2001) for accounting fees resulting from merger related filing requirements, consulting fees related to integration activities such as organization structure, employee travel between company locations, internal labor of employees assigned to integration teams, investor relations communication activities, and certain benefit costs.

The integration activities experienced by the Company included such things as information system consolidation, process review and definition, organization design and consolidation, and knowledge sharing.

As a result of merger integration activities, management retired certain information systems in 2001. Accordingly, the useful lives of these assets were shortened to reflect this decision, resulting in additional depreciation expense of approximately $9.6 million and $11.4 million for the years ended December 31, 2001 and 2000, respectively.

In total, for the year ended December 31, 2001, merger and integration costs totaled $12.4 million ($8.1 million after tax), or $0.12 on a basic earnings per share basis compared to $52.5 million ($36.8 million after tax), or $0.60 on a basic earnings per share basis in 2000.

Restructuring Costs As part of continued cost saving efforts, in June 2001, the Company's management and board of directors approved a plan to restructure, primarily, its regulated operations. The restructuring plan included the elimination of certain administrative and supervisory positions in its utility operations and corporate office. Charges of $11.8 million were expensed in June 2001 as a direct result of the restructuring plan. Additional charges of $7.2 million were incurred during the remainder of 2001 primarily for consulting fees, employee relocation, and duplicate facilities costs. In total, the Company has incurred restructuring charges of $19.0 million, ($11.8 million after tax), or $0.18 on a basic earnings per share basis. These charges were comprised of $10.9 million for employee severance, related benefits and other employee related costs, $4.0 million for lease termination fees related to duplicate facilities and other facility costs, and $4.1 million for consulting and other fees incurred through December 31, 2001. The restructuring program was completed during 2001, except for the departure of certain employees impacted by the restructuring. (See Note 3 for further information on restructuring costs.)

Extraordinary Loss In June 2001, the Company sold certain leveraged lease investments with a net book value of $59.1 million at a loss of $12.4 million ($7.7 million after tax), or $0.12 on a basic earnings per share basis. Because of the transaction's significance and because the transaction occurred within two years of the effective date of the merger of Indiana Energy and SIGCORP, which was accounted for as a pooling-of-interests, APB 16 requires the loss on disposition of these investments to be treated as extraordinary. Proceeds from the sale of $46.7 million were used to retire short-term borrowings.

Impact of SFAS 133 Effective January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The cumulative impact of adoption of SFAS 133 on January 1, 2001 was a gain of approximately $6.3 million ($3.9 million, after tax). Unrealized losses totaling $3.2 million ($2.0 million, after tax) arising from the change in market value since the date of adoption is reflected in purchased electric energy. The net impact of SFAS 133 for the year ended December 31, 2001 is a gain of $3.1 million ($1.9 million, after tax), or $0.03 on a basic earnings per share basis. (See below for a complete discussion of the new accounting principle.)

Gain on Restructuring of a Nonregulated Investment In January 2000, the Company restructured its investment in SIGECOM, LLC (SIGECOM). Affiliates of The Blackstone Group acquired a majority ownership interest in Utilicom in the form of Class B units of Utilicom Networks, LLC (Utilicom). In connection with The Blackstone Group investment, the Company exchanged its 49% preferred equity interest in SIGECOM for $16.5 million of convertible subordinated debt of Utilicom and an 18.9% common equity interest in SIGECOM Holdings, Inc. (entity formed to hold interests in SIGECOM), which was valued at $6.5 million. The carrying value of the Company's 49% preferred equity interest was $15.0 million prior to the exchange. The Company received consideration in the exchange based upon an investment bank analysis of the fair value of SIGECOM at the transaction date. The investment restructuring resulted in a pre-tax gain of $8.0 million ($4.9 million after tax), or $0.08 on a basic earnings per share basis, which is classified in equity in earnings of unconsolidated affiliates in the Consolidated Statements of Income.

New Accounting Principle

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, which requires that every derivative instrument be recorded on the balance sheet as an asset or liability measured at its market value and that changes in the derivative's market value be recognized currently in earnings unless specific hedge accounting criteria are met.

SFAS 133, as amended, requires that as of the date of initial adoption, the difference between the market value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes."

Resulting from the adoption of SFAS 133, certain contracts in the power marketing operations and gas marketing operations that are periodically settled net were required to be recorded at market value. Previously, the Company accounted for these contracts on settlement. The cumulative impact of the adoption of SFAS 133 resulting from marking these contracts to market on January 1, 2001 was an earnings gain of approximately $6.3 million ($3.9 million after tax) recorded as a cumulative effect of change in accounting principle in the Consolidated Statements of Income. The majority of this gain results from the Company's power marketing operations. SFAS 133 did not impact other commodity contracts because they were normal purchases and sales specifically excluded from the provisions of SFAS 133.

Unrealized losses totaling $3.2 million ($2.0 million after tax) arising from the difference between the current market value and the market value on the date of adoption is included in purchased electric energy in the Consolidated Statements of Income for the year ended December 31, 2001. Derivatives used in other commodity marketing operations are not significant.

In addition to Vectren's wholly owned subsidiaries, ProLiance Energy, LLC (ProLiance), an equity method investment, adopted SFAS 133 during 2000. The Company's share of the impact of adoption and continued use of derivatives by ProLiance is primarily reflected in accumulated other comprehensive income due to the nature of the derivatives used.

Results of Operations by Business Segment

Following is a more detailed discussion of the results of operations of the Company's regulated and nonregulated businesses. The detailed results of operations for the regulated businesses and nonregulated businesses are presented and analyzed before the reclassification and elimination of certain intersegment transactions necessary to consolidate those results into the Company's Consolidated Statements of Income. The operations of the Corporate and Other business segment, which include primarily information technology services, are not significant.

RESULTS OF OPERATIONS OF THE REGULATED BUSINESSES

The Company's regulated operations are comprised of its Gas Utility Services and Electric Utility Services segments. The Gas Utility Services segment includes the operations of Indiana Gas, the Ohio operations, and SIGECO's natural gas distribution business and provides natural gas distribution and transportation services to nearly two-thirds of Indiana and west central Ohio. The Electric Utility Services segment includes SIGECO's power supply operations, power marketing operations, and electric transmission and distribution services, which operate and maintain six coal-fired electric power plants and five gas-fired peaking units with a total of 1,271 megawatts of generating capacity to provide electricity to primarily southwestern Indiana. The results of regulated operations before certain intersegment eliminations and reclassifications for the years ended December 31, 2001, 2000, and 1999 are as follows:

In millions, except per share amounts	2001	2000	1999
Gas revenues	$1,031.5	$ 818.8	$ 499.6
Cost of gas	708.2	552.5	266.4
GAS OPERATING MARGIN	323.3	266.3	233.2
Electric revenues	378.9	336.4	307.5
Cost of fuel & purchased power	166.1	112.1	93.0
ELECTRIC OPERATING MARGIN	212.8	224.3	214.5
TOTAL OPERATING MARGIN	536.1	490.6	447.7
OPERATING EXPENSES			
Other operating	234.7	209.9	187.5
Merger & integration costs	2.8	32.7	-
Restructuring costs	15.0	-	-
Depreciation & amortization	96.9	82.4	79.5
Income tax	22.7	34.9	43.2
Taxes other than income taxes	51.3	36.2	28.5
TOTAL EXPENSES	423.4	396.1	338.7
OPERATING INCOME	112.7	94.5	109.0
Other *(net)*	5.0	5.0	4.3
Interest expense	70.1	46.1	36.8
Preferred dividend requirement of subsidiary	0.8	1.0	1.1
Income before cumulative effect of change in accounting principle	46.8	52.4	75.4
Cumulative effect of change in accounting principle *(net of tax)*	3.9	-	-
NET INCOME, *as reported*	$ 50.7	$ 52.4	$ 75.4
Merger & integration costs *(net of tax)*	7.7	31.6	-
Restructuring costs *(net of tax)*	9.3	-	-
Impact of SFAS 133, including cumulative effect of change in accounting principle *(net of tax)*	(1.9)	-	-
Net Income Before Nonrecurring Items	$ 65.8	$ 84.0	$ 75.4
EARNINGS PER SHARE, *as reported*	$ 0.76	$ 0.86	$ 1.23
Merger & integration costs	0.12	0.51	-
Restructuring costs	0.14	-	-
Impact of SFAS 133, including cumulative effect of change in accounting principle	(0.03)	-	-
Earnings Per Share Before Nonrecurring Items	$ 0.99	$ 1.37	$ 1.23

For 2001 compared to the prior year, earnings before the impact of nonrecurring items decreased $18.2 million due to extraordinarily high gas costs early in the year that unfavorably impacted margins and operating costs, including uncollectible accounts expense, interest, and excise taxes; heating weather that was 9% warmer than the prior year; and lower margins on wholesale power marketing sales.

For 2000 compared to 1999, earnings before the impact of nonrecurring items increased $8.6 million primarily due to cooler temperatures, and the inclusion of the Ohio operations for two months, offset by a disallowance of gas costs by the Indiana Utility Regulatory Commission (IURC).

Utility Margin

(Utility Operating Revenues Less Utility Cost of Gas, Cost of Fuel for Electric Generation and Purchased Electric Energy)

Gas Utility Margin Gas Utility margin for the year ended December 31, 2001 of $323.3 million increased $57.0 million, compared to 2000. For the incremental ten months from January through October from the Ohio operations, margin before the impact of higher gas costs and warmer weather was estimated at $82.5 million. Net of this amount, gas utility margin decreased by $25.5 million. The primary factors contributing to this decrease were weather that was 9% warmer than the prior year and the unfavorable impact on margin resulting from extraordinarily high gas costs early in 2001, coupled with the effects of a weakening economy. The weather impact reduced margin by approximately $18.0 million compared to the prior year period. The negative impact of higher gas costs on margin, along with general economic conditions, approximated $9.4 million. These decreases were offset somewhat by customer growth of nearly 1% compared to 2000. Including the Ohio operations, the Company's total throughput was 199.8 MMDth in 2001, 181.2 MMDth in 2000, and 150.7 MMDth in 1999.

Gas Utility margin for the year ended December 31, 2000, of $266.3 million increased $33.1 million compared to 1999. The Ohio operations represent $28.2 million of the increase. The remaining $4.9 million, or 2%, increase attributable to Indiana Gas and SIGECO's gas operations reflects 8% (11.9 MMDth) greater throughput due to much colder temperatures during the fourth quarter of 2000 than in the fourth quarter of 1999 and a 2% growth in customers. Residential and commercial sales rose 7% and 10%, respectively, during 2000. Temperatures were 11% colder in 2000 compared to 1999 and approached normal for the year. These favorable impacts were partially offset by a $3.8 million disallowance of recoverable gas costs by the IURC, charged against gas revenues in December 2000.

GAS SOLD & TRANSPORTED
{MDth}
{Year End December 31st}



99
150,711
00[1]
181,238
01
199,761

1 INCLUDES THE OHIO OPERATIONS FOR TWO MONTHS.

Cost of gas sold was $708.2 million in 2001, $552.5 million in 2000, and $266.4 million in 1999. Of the increases, the Ohio operations contributed $178.6 million in 2001 and $83.2 million in 2000. Excluding the Ohio operations, cost of gas sold decreased $22.9 million, or 4% in 2001 and increased $202.9 million, or 76%, in 2000. The changes are primarily due to fluctuations in average per unit purchased gas costs and the volume of dekatherms sold. The total average cost per dekatherm of gas purchased by Indiana Gas and SIGECO was $5.73 in 2001, $5.72 in 2000, and $3.58 in 1999. The price changes are due primarily to changing commodity costs in the marketplace.

Electric Utility Margin Electric Utility margin for the year ended December 31, 2001 of $212.8 million decreased $11.5 million, or 5%, compared to 2000 primarily from decreased margin on sales to wholesale energy markets and firm wholesale customers, reflecting the weakened national economy, and a $3.2 million reduction in margin recorded to reflect certain wholesale power marketing purchase and sale contracts at current market values as required by SFAS 133. The decreases were partially offset by a 3% increase in residential and commercial sales due to cooling weather 7% warmer than the prior year and a 3% increase in residential and commercial customer bases.

Electric Utility margin for the year ended December 31, 2000 of $224.3 million increased $9.8 million, or 5%, compared to 1999 primarily due to a $4.4 million increase in margins resulting from wholesale energy market activity. The remaining increase results from increased sales caused by the impact of much colder fourth quarter temperatures on electric heating sales and a 5% growth in commercial customers during the year. Retail and firm wholesale electric sales for 2000 increased 2% and total electric sales increased 8%.

The cost of fuel and purchased power increased $54.0 million, or 48%, in 2001 compared to 2000 and increased $19.1 million, or 20%, in 2000 compared to 1999. The increases result primarily from more wholesale energy sales. Megawatt hours sold to the wholesale market increased 106% in 2001 compared to 2000 and increased 39% in 2000 compared to 1999. The 2001 increase was also affected by the reductions in margin recorded as a result of SFAS 133.


ELECTRIC
SALES
{MWh}
{Year End December 31st}
99
5,110,945
1,829,770
6,940,715
00
5,224,377
2,300,323
7,524,700
01
5,240,539
3,898,231
9,138,770
retail
wholesale

Utility Operating Expenses

(Excluding Cost of Gas Sold, Fuel for Electric Generation & Purchased Electric Energy)

Utility Other Operating Excluding $31.4 million in additional expenses related to the Ohio operations, utility other operating expenses for the year ended December 31, 2001 decreased $6.6 million or 3% compared to 2000. The 2001 decrease results, primarily, from reduced maintenance expenditures and merger synergies in the current year, offset by increased uncollectible accounts expense resulting from increased gas costs.

Excluding $7.1 million in expenses related to the Ohio operations, utility other operating expenses for the year ended December 31, 2000 increased $15.3 million or 8% compared to 1999. The increase is primarily due to increased charges for use of corporate assets, including those assets which had useful lives shortened as a result of the merger.

Utility Depreciation & Amortization Utility depreciation and amortization increased $14.5 million, or 18%, and $2.9 million, or 4%, in 2001 and in 2000, respectively. The increases are due to the inclusion of the Ohio operations and depreciation of normal utility plant additions at Indiana Gas and SIGECO. For the years ended December 31, 2001 and 2000, the increase in utility depreciation and amortization related to the Ohio operations was $12.9 million, including amortization of goodwill of $4.9 million, and $2.6 million, respectively.

Utility Income Tax Federal and state income taxes related to utility operations decreased $12.2 million and $8.3 million in 2001 and in 2000, respectively. The 2001 decrease is due to lower pre-tax earnings. The effective tax rate decreased from 40% in 2000 to 33% in 2001. This decrease results primarily from a higher effective tax rate in 2000 due to the nondeductibility of certain merger and integration costs.

Utility Taxes Other Than Income Taxes Utility taxes other than income taxes increased $15.1 million and $7.7 million in 2001 and in 2000, respectively. The years ended December 31, 2001 and 2000 include $15.3 million and $7.1 million, respectively, of additional expense related to the Ohio operations, primarily state excise tax.

Utility Interest Expense

Utility interest expense increased $24.0 million and $9.3 million, respectively, during the years ended December 31, 2001 and 2000. The increases are due primarily to interest related to the financing of the acquisition of the Ohio operations and increased working capital requirements resulting from higher natural gas prices.

COMPETITION

The utility industry has been undergoing dramatic structural change for several years, resulting in increasing competitive pressures faced by electric and gas utility companies. Increased competition may create greater risks to the stability of utility earnings generally and may in the future reduce earnings from retail electric and gas sales. Currently, several states, including Ohio, have passed legislation allowing electricity customers to choose their electricity supplier in a competitive electricity market and several other states are considering such legislation. At the present time, Indiana has not adopted such legislation. Ohio regulation provides for choice of commodity for all gas customers. The Company plans to implement this choice for its gas customers in Ohio in 2002. Indiana has not adopted any regulation requiring gas choice; however, the Company has approved tariffs permitting large volume customers choice among commodity suppliers.

OTHER OPERATING MATTERS

Midwest Independent System Operator

The Federal Energy Regulatory Commission (FERC) approved the Midwest Independent System Operator (MISO) as the nation's first regional transmission organization. The Carmel, Indiana-based MISO began some operations in December 2001 with control of 73,000 miles of transmission lines carrying up to 81,000 megawatts of power. More than 20 states are included in the MISO from the Midwest and Plains states, to Texas, Arkansas, and part of the Southeast. In December 2001, the IURC approved the Company's request for authority to transfer operational control over its electric transmission facilities to the MISO.

The FERC has made regional transmission organizations a top priority since the California power crisis last winter. Regional transmission organizations place public utility transmission facilities in a region under common control to boost competition and to provide more reliable power at lower rates. Issues pertaining to certain of MISO's tariff charges for its services remain to be determined by the FERC. Given the outstanding tariff issues, as well as the potential for additional growth in participation in MISO, the Company is unable to determine the impact MISO participation may have on its operations.

Operation of Warrick Station

In March 2001, Alcoa Power Generating, Inc., a subsidiary of ALCOA, INC. (ALCOA) began operating the Warrick Generating Station. Prior to March 2001 and since 1956, the Company operated the Warrick Generating Station as an agent for ALCOA. Three generating units at the station are owned by ALCOA, and the Company owns a fourth unit equally with ALCOA. The operating change has no impact on the Company's entitlement to the generating capacity.

Under the new arrangement, the Company reimburses ALCOA for operating costs pertaining to the Company's share of the fourth unit and pays ALCOA a fee for agency services. The reimbursed operating costs and the related agency fee are expected to be comparable to the costs the Company would have incurred to operate and administer its generating facilities under the previous operating arrangement. Therefore, this change is not expected to negatively impact the Company's financial results. Additionally, SIGECO has retained ALCOA as a wholesale power and transmission services customer.

ENVIRONMENTAL MATTERS

The Company is subject to federal, state, and local regulations with respect to environmental matters, principally air, solid waste, and water quality. Pursuant to environmental regulations, the Company is required to obtain operating permits for the electric generating plants that it owns or operates and construction permits for any new plants it might propose to build. Regulations concerning air quality establish standards with respect to both ambient air quality and emissions from electric generating facilities, including particulate matter, sulfur dioxide (SO_2), and nitrogen oxides (NOx). Regulations concerning water quality establish standards relating to intake and discharge of water from electric generating facilities, including water used for cooling purposes in electric generating facilities. Because of the scope and complexity of these regulations, the Company is unable to predict the ultimate effect of such regulations on its future operations, nor is it possible to predict what other regulations may be adopted in the future. The Company intends to comply with all applicable governmental regulations, but will contest any regulation it deems to be unreasonable or impossible.

Clean Air Act

NOx SIP Call Matter The Clean Air Act (the Act) requires each state to adopt a State Implementation Plan (SIP) to attain and maintain National Ambient Air Quality Standards (NAAQS) for a number of pollutants, including ozone. If the United States Environmental Protection Agency (USEPA) finds a state's SIP inadequate to achieve the NAAQS, the USEPA can call upon the state to revise its SIP (a SIP Call).

In October 1998, the USEPA issued a final rule "Finding of Significant Contribution and Rulemaking for Certain States in the Ozone Transport Assessment Group Region for Purposes of Reducing Regional Transport of Ozone," (63 Fed. Reg. 57355). This ruling found that the SIP's of certain states, including Indiana, were substantially inadequate since they allowed for NOx emissions in amounts that contributed to non-attainment with the ozone NAAQS in downwind states. The USEPA required each state to revise its SIP to provide for further NOx emission reductions. The NOx emissions budget, as stipulated in the USEPA's final ruling, requires a 31% reduction in total NOx emissions from Indiana.

In June 2001, the Indiana Air Pollution Control Board adopted final rules to achieve the NOx emission reductions required by the NOx SIP Call. Indiana's SIP requires the Company to lower its system-wide NOx emissions to .14 lbs/mmbtu by May 31, 2004 (the compliance date). This is a 65% reduction from emission levels existing in 1998 and 1999.

The Company has initiated steps toward compliance with the revised regulations. These steps include installing Selective Catalytic Reduction (SCR) systems at Culley Generating Station Unit 3 (Culley), Warrick Generating Station Unit 4 (Warrick), and A.B. Brown Generating Station Unit 2 (A.B. Brown). SCR systems reduce flue gas NOx emissions to atmospheric nitrogen and water using ammonia in chemical reaction. This technology is known to be the most effective method of reducing NOx emissions where high removal efficiencies are required.

The IURC issued an order that (1) approves the Company's proposed project to achieve environmental compliance by investing in clean coal technology, (2) approves the Company's cost estimate for the construction, subject to periodic review of the actual costs incurred, and (3) approves a mechanism whereby, prior to an electric base rate case, the Company may recover a return on its capital costs for the project, at its overall cost of capital, including a return on equity.

Based on the level of system-wide emissions reductions required and the control technology utilized to achieve the reductions, the current estimated construction cost ranges from $175.0 million to $195.0 million and is expected to be expended during the 2001-2004 period. Through December 31, 2001, approximately $22.5 million has been expended. After the equipment is installed and operational, related additional annual operation and maintenance expenses are estimated to be between $8.0 million and $10.0 million.

The Company expects the Culley, Warrick and A.B. Brown SCR systems to be operational by the compliance date. Installation of SCR technology at these stations is expected to reduce the Company's overall NOx emissions to levels compliant with Indiana's NOx emissions budget allotted by the USEPA; therefore, the Company has recorded no accrual for potential penalties that may result from noncompliance.

Culley Generating Station Litigation In the late 1990's, the USEPA initiated an investigation under Section 114 of the Act of SIGECO's coal-fired electric generating units in commercial operation by 1977 to determine compliance with environmental permitting requirements related to repairs, maintenance, modifications, and operations changes. The focus of the investigation was to determine whether new source review permitting requirements were triggered by such plant modifications, and whether best available control technology was, or should have been, used. Numerous electric utilities were, and are currently, being investigated by the USEPA under an industry-wide review for compliance. In July 1999, SIGECO received a letter from the Office of Enforcement and Compliance Assurance of the USEPA discussing the industry-wide investigation, vaguely referring to an investigation of SIGECO and inviting SIGECO to participate in a discussion of the issues. No specifics were noted; furthermore, the letter stated that the communication was not intended to serve as a notice of violation. Subsequent meetings were conducted in September and October 1999 with the USEPA and targeted utilities, including SIGECO, regarding potential remedies to the USEPA's general allegations.

On November 3, 1999, the USEPA filed a lawsuit against seven utilities, including SIGECO. The USEPA alleges that, beginning in 1992, SIGECO violated the Act by: (1) making modifications to its Culley Generating Station in Yankeetown, Indiana, without obtaining required permits; (2) making major modifications to the Culley Generating Station without installing the best available emission control technology; and (3) failing to notify the USEPA of the modifications. In addition, the lawsuit alleges that the modifications to the Culley Generating Station required SIGECO to begin complying with federal new source performance standards at its Culley Unit 3.

SIGECO believes it performed only maintenance, repair, and replacement activities at the Culley Generating Station, as allowed under the Act. Because proper maintenance does not require permits, application of the best available emission control technology, notice to the USEPA, or compliance with new source review standards, SIGECO believes that the lawsuit is without merit and intends to vigorously defend itself.

The lawsuit seeks fines against SIGECO in the amount of $27,500 per day per violation. The lawsuit does not specify the number of days or violations the USEPA believes occurred. The lawsuit also seeks a court order requiring SIGECO to install the best available control technology at the Culley Generating Station. If the USEPA were successful in obtaining an order, SIGECO estimates that it would incur capital costs of approximately $40.0 million to $50.0 million to comply with the order. As a result of the NOx SIP call issue, the majority of the $40.0 million to $50.0 million for best available emissions technology at Culley Generating Station is included in the $175.0 million to $195.0 million cost range previously discussed.

While it is possible that SIGECO could be subjected to criminal penalties if the Culley Generating Station continues to operate without complying with the permitting requirements of new source review and the allegations are determined by a court to be valid, SIGECO believes such penalties are unlikely as the USEPA and the electric utility industry have a bonafide dispute over the proper interpretation of the Act. Accordingly, the Company has recorded no accrual, and the plant continues to operate while the matter is being decided.

Information Request On January 23, 2001, SIGECO received an information request from the USEPA under Section 114 of the Act for historical operational information on the Warrick and A.B. Brown generating stations. SIGECO has provided all information requested, and no further action has occurred.

Manufactured Gas Plants

In the past, Indiana Gas and others operated facilities for the manufacture of gas. Given the availability of natural gas transported by pipelines, these facilities have not been operated for many years. Under currently applicable environmental laws and regulations, Indiana Gas and others may now be required to take remedial action if certain byproducts are found above the regulatory thresholds at these sites.

Indiana Gas has identified the existence, location, and certain general characteristics of 26 gas manufacturing and storage sites for which it may have some remedial responsibility. Indiana Gas has completed a remedial investigation/feasibility study (RI/FS) at one of the sites under an agreed order between Indiana Gas and the Indiana Department of Environmental Management (IDEM), and a Record of Decision was issued by the IDEM in January 2000. Although Indiana Gas has not begun an RI/FS at additional sites, Indiana Gas has submitted several of the sites to the IDEM's Voluntary Remediation Program and is currently conducting some level of remedial activities including groundwater monitoring at certain sites where deemed appropriate and will continue remedial activities at the sites as appropriate and necessary.

In conjunction with data compiled by expert consultants, Indiana Gas has accrued the estimated costs for further investigation, remediation, groundwater monitoring and related costs for the sites. While the total costs that may be incurred in connection with addressing these sites cannot be determined at this time, Indiana Gas has accrued costs that it reasonably expects to incur totaling approximately $20.4 million.

The estimated accrued costs are limited to Indiana Gas' proportionate share of the remediation efforts. Indiana Gas has arrangements in place for 19 of the 26 sites with other potentially responsible parties (PRP), which serve to limit Indiana Gas' share of response costs at these 19 sites to between 20% and 50%.

With respect to insurance coverage, Indiana Gas has received and recorded settlements from all known insurance carriers in an aggregate amount approximating its $20.4 million accrual.

Environmental matters related to manufactured gas plants have had no material impact on earnings since costs recorded to date approximate PRP and insurance settlement recoveries. While Indiana Gas has recorded all costs which it presently expects to incur in connection with activities at these sites, it is possible that future events may require some level of additional remedial activities which are not presently foreseen.

RATE & REGULATORY MATTERS

Gas and electric operations with regard to retail rates and charges, terms of service, accounting matters, issuance of securities, and certain other operational matters specific to its Indiana customers are regulated by the Indiana Utility Regulatory Commission (IURC). The retail gas operations of the Ohio operations are subject to regulation by the Public Utilities Commission of Ohio (PUCO). Changes in prices for fuel for electric generation and purchased power are determined primarily by energy markets. Wholesale energy sales are subject to regulation by the Federal Energy Regulatory Commission (FERC).

Gas Costs Proceedings

Adjustments to rates and charges related to the cost of gas charged to Indiana customers are made through gas cost adjustment (GCA) procedures established by Indiana law and administered by the IURC. Similar adjustments to the cost of gas charged to Ohio customers are made through gas cost recovery (GCR) procedures established by Ohio law and administered by the PUCO. GCA and GCR procedures involve scheduled quarterly filings and IURC and PUCO hearings to establish the amount of price adjustments for a designated future quarter. The procedures also provide for inclusion in later quarters any variances between estimated and actual costs of gas sold in a given quarter. This reconciliation process with regard to changes in the cost of gas sold closely matches revenues to expenses.

The IURC has also applied the statute authorizing GCA procedures to reduce rates when necessary to limit net operating income to a level authorized in its last general rate order through the application of an earnings test. Recovery of gas costs is not allowed to the extent that net operating income for the longer of (1) a 60-month period, including the twelve-month period provided in the gas cost adjustment filing, or (2) the date of the last order establishing base rates and charges exceeds the total net operating income authorized by the IURC. For the recent past, the earnings test has not affected the Company's ability to recover gas costs, and the Company does not anticipate the earnings test will restrict the recovery of gas costs in the near future.

Rate structures for gas delivery operations do not include weather normalization-type clauses that authorize the utility to recover gross margin on sales established in its last general rate case, regardless of actual weather patterns.

Commodity prices for natural gas purchases were significantly higher during the 2000 - 2001 heating season, primarily due to colder temperatures, increased demand and tighter supplies. Subject to compliance with applicable state laws, the Company's utility subsidiaries are allowed full recovery of such changes in purchased gas costs from their retail customers through these commission-approved gas cost adjustment mechanisms, and margin on gas sales should not be impacted. However, in 2001, the Company's utility subsidiaries experienced higher working capital requirements, increased expenses including unrecoverable interest costs, uncollectible accounts expense, and unaccounted for gas and some level of price sensitive reduction in volumes sold.

In March 2001, Indiana Gas and SIGECO reached agreement with the Indiana Office of Utility Consumer Counselor (OUCC) and the Citizens Action Coalition of Indiana, Inc. (CAC) regarding the matters raised by an IURC Order that disallowed $3.8 million of Indiana Gas' gas procurement costs for the 2000 – 2001 heating season which was recognized during the year ended December 31, 2000. As part of the agreement, the companies agreed to contribute an additional $1.7 million to assist qualified low income gas customers, and Indiana Gas agreed to credit $3.3 million of the $3.8 million disallowed amount to its customers' April 2001 utility bills in exchange for both the OUCC and the CAC dropping their appeals of the IURC Order. In April 2001, the IURC issued an order approving the settlement. Substantially all of the financial assistance for low income gas customers has been distributed in 2001.

Fuel & Purchased Power Costs

Adjustments to rates and charges related to the cost of fuel and the net energy cost of purchased power charged to Indiana customers are made through fuel cost adjustment procedures established by Indiana law and administered by the IURC. Fuel cost adjustment procedures involve scheduled quarterly filings and IURC hearings to establish the amount of price adjustments for future quarters. The procedures also provide for inclusion in a later quarter of any variances between estimated and actual costs of fuel and purchased power in a given quarter. The order provides that any over-or-under-recovery caused by variances between estimated and actual cost in a given quarter will be included in the second succeeding quarter's adjustment factor. This continuous reconciliation of estimated incremental fuel costs billed with actual incremental fuel costs incurred closely matches revenues to expenses.

An earnings test similar to the test restricting gas cost recovery is the principal restriction to recovery of fuel cost increases. This earnings test has not affected the Company's ability to recover fuel costs, and the Company does not anticipate the earnings test will restrict the recovery of fuel costs in the near future.

As a result of an appeal of a generic order issued by the IURC in August 1999 regarding guidelines for the recovery of purchased power costs, SIGECO entered into a settlement agreement with the OUCC that provides certain terms with respect to the recoverability of such costs. The settlement, originally approved by the IURC in August 2000, has been extended by agreement through March 2002 and additional settlement discussions are expected in 2002. Under the settlement, SIGECO can recover the entire cost of purchased power up to an established benchmark, and during forced outages, SIGECO will bear a limited share of its purchased power costs regardless of the market costs at that time. Based on this agreement, SIGECO believes it has limited its exposure to unrecoverable purchased power costs.

RESULTS OF OPERATIONS OF THE NONREGULATED BUSINESSES

The Company is involved in nonregulated activities in four primary business areas: Energy Marketing and Services, Coal Mining, Utility Infrastructure Services, and Broadband. Energy Marketing and Services markets natural gas, provides fuel supply management, and provides energy performance contracting services. Coal Mining provides the mining and sale of coal to the Company's utility operations and to other third parties and generates income tax credits through an IRS Section 29 investment tax credit relating to the production of coal-based synthetic fuels. Utility Infrastructure Services provides underground construction and repair, facilities locating, and meter reading. Broadband invests in broadband communication services such as cable television, high-speed Internet, and advanced local and long distance phone services. In addition, the nonregulated group has investments in other businesses that invest in other energy-related opportunities and provide supply chain services, debt collection services, and environmental compliance testing services. The results of nonregulated operations before certain intersegment eliminations and reclassifications for the years ended December 31, 2001, 2000, and 1999 are as follows:

In millions, except per share amounts	2001	2000	1999
Energy services & other revenues	$ 759.6	$ 493.5	$ 261.3
Cost of energy services & other revenues	720.2	468.8	241.8
TOTAL OPERATING MARGIN	39.4	24.7	19.5
Intersegment Revenues *(net of costs)*	1.9	1.8	-
EXPENSES			
Operating expenses	36.6	20.4	16.6
Merger & integration costs	-	1.6	-
Restructuring costs	3.9	-	-
TOTAL EXPENSES	40.5	22.0	16.6
OPERATING INCOME	0.8	4.5	2.9
Other income:			
Equity in earnings of unconsolidated affiliates	14.1	9.8	6.4
Other *(net)*	11.9	19.4	10.8
TOTAL OTHER INCOME	26.0	29.2	17.2
INTEREST EXPENSE	12.2	10.2	6.1
INCOME BEFORE TAXES	14.6	23.5	14.0
Income tax	(5.0)	0.7	0.6
Minority interest	0.6	1.1	0.9
Income before extraordinary loss	19.0	21.7	12.5
Extraordinary loss *(net of tax)*	(7.7)	-	-
NET INCOME, *as reported*	$ 11.3	$ 21.7	$ 12.5
Merger & integration costs *(net of tax)*	-	1.0	-
Restructuring costs *(net of tax)*	2.9	-	-
Gain on restructuring of a nonregulated investment *(net of tax)*	-	(4.9)	-
Extraordinary loss *(net of tax)*	7.7	-	-
Net Income Before Nonrecurring Items	$ 21.9	$ 17.8	$ 12.5
EARNINGS PER SHARE, *as reported*	$ 0.17	$ 0.35	$ 0.20
Merger & integration costs	-	0.02	-
Restructuring costs	0.04	-	-
Gain on restructuring of a nonregulated investment	-	(0.08)	-
Extraordinary loss	0.12	-	-
Earnings Per Share Before Nonrecurring Items	$ 0.33	$ 0.29	$ 0.20

For 2001 compared to 2000, net income before nonrecurring items increased $4.1 million primarily due to increased earnings from Energy Marketing and Services' investment in ProLiance and expanded coal mining operations, partially offset by losses incurred by Vectren Communication Services, Inc., a broadband construction and consulting company.

For 2000 compared to 1999, net income before the impact of nonrecurring items increased $5.3 million primarily due to increases in income from Energy Marketing and Services' consolidated operations, Coal Mining operations, and income from leveraged lease and notes receivable investments, offset by lower earnings from unconsolidated affiliates.

Energy Services & Other Revenues

Revenues from Vectren's non-utility operations (primarily the operating companies of its Energy Marketing and Services, excluding ProLiance which is reported as equity in earnings of unconsolidated affiliates, as described below, and Coal Mining groups) for the year ended December 31, 2001 were $759.6 million, compared to $493.5 million in 2000 and $261.3 million in 1999. The significant increases over prior year amounts are primarily from Energy Marketing and Services' natural gas marketing operations resulting from higher prices for natural gas reflected in sales to its customers and increased volume.

Costs of Energy Services & Other

Cost of energy services and other increased $251.4 million and $227.0 million, respectively, for the years ended December 31, 2001 and 2000. These costs are primarily the cost of natural gas purchased for resale by Energy Marketing and Services' wholly owned gas marketing operations. The increases are primarily due to higher per unit purchased gas costs and growth in natural gas marketing sales.

Nonregulated Margin

Margin from nonregulated operations for the year ended December 31, 2001 was $39.4 million compared to $24.7 million, and $19.5 million for the same periods in 2000 and 1999, respectively. The $14.7 million increase in 2001 was primarily driven by expanded coal mining operations adding margin of $14.2 million in 2001 and $1.8 million in 2000. The Company's second mine began operations in the first quarter of 2001. The $5.2 million increase in 2000 was primarily driven by the wholly owned and majority owned operations of the Energy Marketing and Services group reflecting the continued growth of its natural gas marketing operations and its performance contracting operations, including several large contracts in progress. The 2001 increase, however, was offset by a decrease in margin of $7.9 million incurred by the Company's broadband construction and consulting operations.

Nonregulated Operating Expenses
(Excluding Costs of Energy Services & Other Revenues)

Nonregulated operating expenses consist of other operating expenses, depreciation and amortization, and taxes other than income taxes. For the years ended December 31, 2001 and 2000, nonregulated operating expenses increased $16.2 million and $3.8 million, respectively. Growth in both years is primarily attributable to continued growth at Energy Marketing and Services and Coal Mining. In addition, the 2001 increase was affected by increased uncollectible accounts expense of $2.2 million in the natural gas marketing operations.

Nonregulated Other Income

Equity in Earnings of Unconsolidated Affiliates For the year ended December 31, 2001, earnings from unconsolidated affiliates increased $4.3 million compared to 2000; however, excluding the gain recognized in 2000 related to restructuring Broadband's investment in SIGECOM, LLC of $8.0 million, earnings from unconsolidated investments increased $12.3 million. The increase is due to increased earnings from Energy Marketing and Services' investment in ProLiance, an energy marketing joint venture, and a gain on the sale of one of Haddington Energy Partners, LP's (Haddington) investments. (See below for more information on ProLiance's earnings contribution.)

In March 2001, Haddington, an investment accounted for on the equity method and included in the Other Business group, sold its investment in Bear Paw Investments, LLC (Bear Paw) in exchange for a combination of cash and securities. The cost of Haddington's Bear Paw investment approximated $5.1 million, and the net proceeds received totaled $18.1 million, resulting in a gain of $13.0 million. The Company recognized its portion of the pre-tax gain, allocated per the terms of the partnership agreement, through equity in earnings of unconsolidated affiliates. The amount of the pre-tax gain recognized by the Company approximates $3.9 million.

Equity in earnings of unconsolidated affiliates increased $3.4 million for the year ended December 31, 2000, compared to the prior year. The increase in 2000 is due primarily to the $8.0 million net gain related to the restructuring of Broadband's investment in SIGECOM. The increase was partially offset by lower pre-tax earnings recognized from ProLiance and lower other investment earnings.

Other (Net) Nonregulated other-net decreased $7.5 million for the year ended December 31, 2001. The decreases are due to a $2.3 million gain on the sale of a partial interest in an Energy Marketing and Services' investment and a $1.1 million premium earned by the Other Business group for a loan guarantee, both occurring in the second quarter of 2000. The remaining decreases are due to fluctuations in interest income and less leveraged lease income as a result of the current year divestiture of those investments.

Nonregulated other-net increased $8.6 million for the year ended December 31, 2000, compared to the prior year primarily due to increased interest income mainly from the Company's investments in structured finance and investment transactions, including leveraged leases.

Nonregulated Interest Expense

Nonregulated interest expense increased by $2.0 million and $4.1 million, respectively, for the years ended December 31, 2001 and 2000 when compared to the prior year. The increases were due primarily to increased debt to fund additional investments in nonregulated businesses.

Nonregulated Income Tax

Federal and state income taxes related to nonregulated operations decreased $5.7 million for the year ended December 31, 2001 compared to the prior year. The decrease results from a lower effective tax rate offset by higher pre-tax earnings. The nonregulated group's effective tax rate was lowered due to the utilization of tax credits. For the year ended December 31, 2000 compared to 1999, income taxes were comparable.

OTHER OPERATING MATTERS

Acquisition of Miller Pipeline Corporation by Reliant Services, LLC

In December 2000, Reliant Services, LLC (Reliant), an equity method investment owned jointly and equally by Vectren and Cinergy Corp., purchased the common stock of Miller Pipeline Corporation (Miller) from NiSource, Inc. for approximately $68.3 million. Vectren and Cinergy Corp. each contributed $16.0 million of equity, and the remaining $36.3 million was funded with 7-year intermediate bank loans. The acquisition combines Reliant's utility services of underground facility locating, contract meter reading, and installation of telecommunications and electric facilities with Miller's underground pipeline construction, replacement, and repair services. Miller is one of the nation's premier natural gas distribution contractors with over 50 years of experience in the construction industry, currently providing such services to Indiana Gas, among other customers.

ProLiance Energy, LLC

ProLiance Energy, LLC (ProLiance), a nonregulated, energy marketing affiliate of Vectren, began providing natural gas and related services to Indiana Gas, Citizens Gas and Coke Utility (Citizens Gas), and others in April 1996. ProLiance also provides services to the Ohio operations. Effective in March 2001, the operating agreement between Vectren and Citizens Gas was modified to increase on a prospective basis Vectren's allocable share of profits and losses from 50% to 52.5%. The provisions of the operating agreement call for governance, including voting rights, to remain at 50% for each member. As governance of ProLiance remains equal between the members, Vectren continues to account for its investment in ProLiance using the equity method of accounting. For the years ended December 31, 2001, 2000, and 1999, ProLiance's contribution to Vectren's pre-tax earnings was $12.8 million, $5.4 million, and $6.1 million, respectively.

The sale of gas and provision of other services to Indiana Gas by ProLiance is subject to regulatory review through the quarterly GCA process administered by the IURC. On September 12, 1997, the IURC issued a decision finding the gas supply and portfolio administration agreements between ProLiance and Indiana Gas and ProLiance and Citizens Gas to be consistent with the public interest and that ProLiance is not subject to regulation by the IURC as a public utility. The IURC's decision reflected the significant gas cost savings to customers obtained through ProLiance's services and suggested that all material provisions of the agreements between ProLiance and the utilities are reasonable. Nevertheless, with respect to the pricing of gas commodity purchased from ProLiance, the price paid by ProLiance to the utilities for the prospect of using pipeline entitlements if and when they are not required to serve the utilities' firm customers, and the pricing of fees paid by the utilities to ProLiance for portfolio administration services, the IURC concluded that additional review in the GCA process would be appropriate and directed that these matters be considered further in the pending, consolidated GCA proceeding involving Indiana Gas and Citizens Gas.

The IURC has recently commenced the processing of the further GCA proceeding regarding the three pricing issues. The IURC has indicated that it will also consider the prospective relationship of ProLiance with the utilities in this proceeding. Discovery is ongoing in this proceeding, and an evidentiary hearing is scheduled for May 2002. Until the issues reserved by the IURC are resolved, Vectren will continue to reserve a portion of its share of ProLiance earnings.

In August 1998, Indiana Gas, Citizens Gas and ProLiance each received a Civil Investigative Demand (CID) from the United States Department of Justice requesting information relating to Indiana Gas' and Citizens Gas' relationships with and the activities of ProLiance. The Department of Justice issued the CID to gather information regarding ProLiance's formation and operations, and to determine if trade or commerce has been restrained. In October 2001, the Antitrust Division of the Department of Justice informed Vectren that it closed the investigation without further action.

Utilicom Networks, LLC & Related Entities

Utilicom Networks, LLC (Utilicom) is a provider of bundled communication services through high capacity broadband networks, including cable television, high-speed Internet, and advanced local and long distance telephone services. The Company has a 14% interest in Class A units of Utilicom, which is accounted for using the equity method of accounting. The Company also has a minority interest in SIGECOM Holdings, Inc. (Holdings), which was formed by Utilicom to hold the interests in SIGECOM, LLC (SIGECOM). The Company accounts for its investment in Holdings on the cost method. SIGECOM provides broadband services to the greater Evansville, Indiana, area. Utilicom also plans to provide broadband services to the greater Indianapolis, Indiana, and Dayton, Ohio, markets.

The Company's investment in Utilicom and related entities are subject to risks common in companies in developing industries, including, but not limited to, an evolving and unpredictable business model, development of new technological innovations, customer acceptance of new solutions and services, dependence on key personnel, and a limited operating history.

In December 2000, Utilicom announced plans to raise $600.0 million in capital to establish separate operating ventures in Indianapolis and Dayton and to recapitalize SIGECOM. The Company has committed to invest up to a total of $100.0 million in Utilicom and the Indianapolis and Dayton ventures, subject to Utilicom obtaining commitments for the entire $600.0 million of anticipated funding. The Company's investments may take the form of convertible subordinated debt or common equity. At December 31, 2001, the remaining commitment is $86.5 million.

At December 31, 2001, the Company has $24.8 million of notes receivable from Utilicom-related entities which are convertible into equity interests. Notes receivable totaling $22.9 million are convertible into Class A units of Utilicom at the Company's option or upon the event of a public offering of stock by Utilicom and $1.9 million are convertible into common equity interests in the Indianapolis and Dayton ventures at the Company's option. Upon conversion, the Company would have up to a 12% interest in Utilicom, assuming completion of all required funding and up to a 31% interest in the Indianapolis and Dayton ventures. Investments in convertible notes receivable are included in other investments.

In July 2001, Utilicom announced a delay in funding of the Indianapolis and Dayton projects. This delay, with which Company management agrees, is due to the current environment within the telecommunication capital markets, which has prevented Utilicom from obtaining debt financing on terms it considers acceptable. While the existing investors are still committed to the Indianapolis and Dayton markets, the Company is not required to and does not intend to proceed unless the Indianapolis and Dayton projects are fully funded. This delay necessitated and resulted in the extension of the franchising agreements into the third quarter of 2002.

At December 31, 2001 and 2000, the Company's combined investment in equity and debt securities of Utilicom-related entities totaled $39.3 million and $32.5 million, respectively.

IMPACT OF RECENTLY ISSUED ACCOUNTING GUIDANCE ON FUTURE OPERATIONS

SFAS 141 & 142

The FASB issued two new statements of financial accounting standards in July 2001: SFAS No. 141, "Business Combinations" (SFAS 141), and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These interrelated standards change the accounting for business combinations and goodwill in two significant ways:

SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. This change does not affect the pooling-of-interest transaction forming Vectren.

SFAS 142 changes the accounting for goodwill from an amortization approach to an impairment-only approach. Thus, amortization of goodwill that is not included as an allowable cost for rate-making purposes will cease upon adoption of the statement. This includes goodwill recorded in past business combinations, such as the Company's acquisition of the Ohio operations. Goodwill is to be tested for impairment at a reporting unit level at least annually.

SFAS 142 also requires the initial impairment review of all goodwill and other intangible assets within six months of the adoption date, which is January 1, 2002 for the Company. The impairment review consists of a comparison of the fair value of a reporting unit to its carrying amount. If the fair value of a reporting unit is less than its carrying amount, an impairment loss would be recognized. Results of the initial impairment review are to be treated as a change in accounting principle in accordance with APB Opinion No. 20 "Accounting Changes." An impairment loss recognized as a result of an impairment test occurring after the initial impairment review is to be reported as a part of operations.

SFAS 142 also changes certain aspects of accounting for intangible assets; however, the Company does not have any significant intangible assets.

The adoption of SFAS 141 will not materially impact operations. As required by SFAS 142, amortization of goodwill relating to the acquisition of the Ohio operations, which approximates $5.0 million per year, will cease on January 1, 2002. Initial impairment reviews to be performed within six months of adoption of SFAS 142 are not expected to have a significant impact to operations.

SFAS 143

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company is currently evaluating the impact that SFAS 143 will have on its operations.

SFAS 144

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 develops one accounting model for all impaired long-lived assets and long-lived assets to be disposed of. SFAS 144 replaces the existing authoritative guidance in FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and certain aspects of APB Opinion No. 30, "Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business."

This new accounting model retains the framework of SFAS 121 and requires that those impaired long-lived assets and long-lived assets to be disposed of be measured at the lower of carrying amount or fair value (less cost to sell for assets to be disposed of), whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred.

SFAS 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction.

SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company is evaluating the impact SFAS 144 will have on its operations.

FINANCIAL CONDITION

The Company's equity capitalization objective is 40-50% of total capitalization. This objective may have varied, and will vary, depending on particular business opportunities and seasonal factors that affect the Company's operation. The Company's equity component was 45% and 51% of total capitalization, including current maturities of long-term debt and long-term debt subject to tender, at December 31, 2001 and 2000, respectively.

Short-term cash working capital is required primarily to finance customer accounts receivable, unbilled utility revenues resulting from cycle billing, gas in underground storage, prepaid gas delivery services, capital expenditures, and investments until permanently financed. Short-term borrowings tend to be greatest during the summer when accounts receivable and unbilled utility revenues related to electricity are highest and gas storage facilities are being refilled. However, working capital requirements have been significantly higher throughout 2001 due to the extraordinarily high natural gas costs early in 2001 and the acquisition of the Ohio operations, initially funded with short-term borrowings.

The Company expects the majority of its capital expenditures and debt security redemptions to be provided by internally generated funds; however, additional financing may be required due to the possible early redemption of debt at Indiana Gas and significant capital expenditures for NOx compliance equipment at SIGECO.

VUHI's and Indiana Gas' credit ratings on outstanding senior unsecured debt at December 31, 2001 are A-/A2. SIGECO's credit ratings on outstanding secured debt at December 31, 2001 are A-/A1. VUHI's commercial paper has a credit rating of A-2/P-1. Vectren Capital Corp. debt is rated BBB+ by Standard & Poor's.

CASH FLOW FROM OPERATIONS

The Company's primary source of liquidity to fund working capital requirements has been cash generated from operations, which totaled approximately $183.5 million, $40.7 million, and $149.2 million, for the years ended December 31, 2001, 2000, and 1999, respectively.

Cash flow from operations increased during the year ended December 31, 2001 compared to 2000 by $142.8 million due primarily to favorable changes in working capital accounts due to the normalization of gas prices.

Cash from operations decreased during 2000 as compared to 1999 by $108.5 million. The decrease is primarily attributable to merger and integration costs causing lower net income, increased recoverable fuel and natural gas costs, and increased working capital requirements resulting from higher natural gas costs.

FINANCING ACTIVITIES

Sources & Uses of Liquidity

At December 31, 2001, the Company has $540.0 million of short-term borrowing capacity, including $360.0 million for its regulated operations and $180.0 million for its nonregulated operations, of which $85.8 million is available for regulated operations and $62.5 million is available for nonregulated operations. Included in regulated capacity is VUHI's credit facility, which was renewed in June 2001 and extended though June 2002. As part of the renewal, the facility's capacity was decreased from $435.0 million to $350.0 million. Indiana Gas' $155.0 million commercial paper program expired in 2001 and was not required and, therefore, not renewed.

During the five year period 2002 – 2006, maturities and sinking fund requirements on long-term debt subject to mandatory redemption (in millions) are $1.3 in 2002, $17.3 in 2003, $16.3 in 2004, $39.3 in 2005, and $1.3 in 2006. Also during the five-year period 2002-2006, exercisable put provisions on long-term debt (in millions) are $11.5 in 2002, $3.5 in 2004, $10.0 in 2005 and $53.7 in 2006.

At December 31, 2001, $113.0 million of Vectren Capital senior unsecured notes and $98.3 million of Vectren Capital bank loans, which as a result of certain terms including cross-defaults and ratings triggers, would provide that the full balance outstanding is subject to prepayment if the ratings of Indiana Gas and SIGECO declined to BBB/Baa2 or the ratings of Vectren Capital declined to BB+/Ba1. At December 31, 2001, $273.3 million of commercial paper was supported by the VUHI facility whereby VUHI must maintain a rating of better than BB+/Ba1.

Financing Cash Flow

Cash flow required for financing activities of $2.6 million for the year ended December 31, 2001 includes $41.8 million of reductions in net borrowings and $69.5 million in common stock dividends, offset by the issuance of $129.4 million of common stock. During 2001, $344.0 million of net proceeds from long-term debt issuances was utilized to pay down short-term borrowings.

Cash flow provided by financing activities of $638.7 million for the year ended December 31, 2000 includes $694.3 million of additional net borrowings offset by $60.0 million of dividends on shares of common stock. This is an increase of $576.6 million over the prior year due primarily to funding the acquisition of the Ohio operations and increased working capital requirements.

Financing the Ohio Operations Purchase On October 31, 2000, the acquisition of the Ohio operations was completed for a purchase price of approximately $465.0 million. Commercial paper and $150.0 million in floating rate notes were issued to fund the purchase. The floating rate notes' interest rate was equal to the three-month US dollar LIBOR rate plus 0.75%. Concurrent with the completion of this financing, an interest rate swap was executed which in effect resulted in a fixed rate of 6.64%. During 2001, the Company has refinanced these interim borrowing arrangements with permanent financing in the form of new equity and long-term debt.

In January 2001, the Company filed a registration statement with the Securities and Exchange Commission with respect to a public offering of 5.5 million shares of new common stock. In February 2001, the registration became effective, and an agreement was reached to sell approximately 6.3 million shares (the original 5.5 million shares, plus an over-allotment option of 0.8 million shares) to a group of underwriters. The net proceeds from the sale of common stock totaled $129.4 million.

In September 2001, VUHI filed a shelf registration statement with the Securities and Exchange Commission with respect to a public offering of $350.0 million aggregate principal amount of unsecured senior notes guaranteed jointly and severally by SIGECO, Indiana Gas, and VEDO. In October 2001, VUHI issued senior unsecured notes with an aggregate principal amount of $100.0 million and an interest rate of 7.25%, and in December 2001, issued the remaining aggregate principal amount of $250.0 million at an interest rate of 6.625% (the December Notes). The December Notes were priced at 99.302% to yield 6.69% to maturity. The net proceeds from the sale of the senior notes and settlement of hedging arrangements totaled $344.0 million.

Other Financing Transactions In September 2001, the Company notified holders of SIGECO's 4.80%, 4.75%, and 6.50% preferred stock of its intention to redeem the shares. The 4.80% preferred stock was redeemed at $110.00 per share, plus $1.35 per share in accrued and unpaid dividends. Prior to the redemption, there were 85,519 shares outstanding. The 4.75% preferred stock was redeemed at $101.00 per share, plus $0.97 per share in accrued and unpaid dividends. Prior to the redemption, there were 3,000 shares outstanding. The 6.50% preferred stock was redeemed at $104.23 per share, plus $0.73 per share in accrued and unpaid dividends. Prior to the redemption, there were 75,000 shares outstanding. The total redemption price was $17.7 million.

The Company has $31.5 million of adjustable rate pollution control series first mortgage bonds and $22.2 million of adjustable rate pollution control series unsecured senior notes which could, at the election of the bondholder, be tendered to the Company when interest rates are reset. Prior to the latest reset on March 1, 2001, the interest rates were reset annually, and the bonds were presented as current liabilities. Effective March 1, 2001, the bonds were reset for a five-year period and have been classified as long-term debt.

In December 2000, Vectren Capital Corp., a wholly owned consolidated subsidiary that provides financing for the Company's nonregulated operations and investments, issued $78.0 million of private placement unsecured senior notes to three institutional investors. The issues and terms are $38.0 million at 7.67%, due December 2005; $17.5 million at 7.83%, due December 2007; and $22.5 million at 7.98%, due December 2010. The issues have no sinking fund requirements. The net proceeds totaling $77.4 million were used to repay outstanding short-term borrowings.

In December 2000, $20.0 million of 15-Year Insured Quarterly (IQ) Notes at an interest rate of 7.15% and $50.0 million of 30-Year IQ Notes at an interest rate of 7.45% were issued. Indiana Gas has the option to redeem the 15-Year IQ Notes, in whole or in part, from time to time on or after December 15, 2004 and the option to redeem the 30-Year IQ Notes in whole or in part, from time to time on or after December 15, 2005. The IQ notes have no sinking fund requirements. The net proceeds totaling $67.9 million were used to repay outstanding commercial paper utilized for general corporate purposes.

CAPITAL EXPENDITURES, OTHER INVESTMENT ACTIVITIES, GUARANTEES & OTHER COMMITMENTS

Cash required for investing activities of $168.9 million for the year ended December 31, 2001 includes $235.3 million of requirements for capital expenditures and proceeds from the sale of leveraged leases of $53.8 million. Investing activities for the years ended December 31, 2000 and 1999 were $681.6 million and $201.3 million, respectively. The $480.3 million increase occurring in 2000 is principally the result of the $463.3 million acquisition of the Ohio operations and additional capital expenditures for coal mining development costs.

Planned Capital Expenditures & Investments

New construction, normal system maintenance and improvements, and information technology investments needed to provide service to a growing customer base will continue to require substantial expenditures. Additionally, during the three-year period 2002 - 2004, construction costs for NOx emissions control equipment are estimated to total between $150.0 million and $170.0 million and additional generation is planned. The Company's anticipated investments in unconsolidated affiliates during the next five years will also require funding. Capital expenditures and investments in unconsolidated affiliates for the five year period 2002 - 2006 are as follows:

In millions	2002	2003	2004	2005	2006
CAPITAL EXPENDITURES					
Regulated [1]	$165.7	$ 234.3	$ 134.4	$ 119.4	$ 150.8
Nonregulated	20.6	8.9	13.5	7.4	13.9
Corporate & other	25.4	32.2	13.5	8.7	5.3
TOTAL CAPITAL EXPENDITURES	$211.7	$ 275.4	$ 161.4	$ 135.5	$ 170.0
INVESTMENTS IN UNCONSOLIDATED AFFILIATES	$ 13.8	$ 55.5	$ 33.8	$ 31.3	$ 11.5

1 INCLUDES EXPENDITURES FOR NOX COMPLIANCE OF APPROXIMATELY $35.9 MILLION IN 2002, $101.3 MILLION IN 2003 and $15.1 MILLION IN 2004.

Guarantees & Other Commitments

Guarantees The Company is party to financial guarantees with off-balance sheet risk. These guarantees include debt guarantees and performance guarantees, including the debt of and performance of energy efficiency products installed by affiliated companies. The Company estimates these guarantees totaled $114.6 million at December 31, 2001. Of that amount, $82.9 million relates to the Company's guarantee of Energy Systems Group, LLC's surety bonds and performance guarantees. Energy Systems Group, LLC is a two-thirds owned consolidated subsidiary.

Rental Commitments Future minimum lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year during the five years following 2001 and thereafter (in millions) are $4.4 in 2002, $4.5 in 2003, $3.9 in 2004, $3.0 in 2005, $3.0 in 2006 and $5.6 thereafter. Total lease expense (in millions) was $6.2 in 2001, $3.4 in 2000 and $2.7 in 1999.

QUANTITATIVE & QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risks associated with commodity prices, interest rates, and counterparty credit. These financial exposures are monitored and managed by the Company as an integral part of its overall risk management program.

Commodity Price Risk

The Company's regulated operations have limited exposure to commodity price risk for purchases and sales of natural gas and electric energy for its retail customers due to current Indiana and Ohio regulations, which subject to compliance with applicable state regulations, allow for recovery of such purchases through natural gas and fuel cost adjustment mechanisms.

The Company does engage in limited wholesale power marketing and other marketing activities that may expose it to commodity price risk associated with fluctuating electric power, natural gas, and coal commodity prices.

The Company's wholesale power marketing activities manage the utilization of its available electric generating capacity. The Company's other commodity marketing activities purchase and sell natural gas and coal to meet customer demands. These operations enter into forward contracts that commit the Company to purchase and sell commodities in the future.

Commodity price risk results from forward sales contracts that commit the Company to deliver commodities on specified future dates. Power marketing uses planned unutilized generation capability and forward purchase contracts to protect certain sales transactions from unanticipated fluctuations in the price of electric power, and periodically, will use derivative financial instruments to protect its interests from unplanned outages and shifts in demand. Additionally, other commodity marketing activities use stored inventory and forward purchase contracts to protect certain sales transactions from unanticipated fluctuations in commodity prices.

Open positions in terms of price, volume and specified delivery points may occur to a limited extent and are managed using methods described above and frequent management reporting.

Market risk is measured by management as the potential impact on pre-tax earnings resulting from a 10% adverse change in the forward price of commodity prices on market sensitive financial instruments (all contracts not expected to be settled by physical receipt or delivery). For the year ended December 31, 2001, a 10% adverse change in the forward prices of electricity and natural gas on market sensitive financial instruments would have decreased pre-tax earnings by approximately $2.0 million.

Commodity Price Risk from Unconsolidated Affiliate

ProLiance Energy, LLC (ProLiance), a nonregulated, energy marketing affiliate, engages in energy hedging activities to manage pricing decisions, minimize the risk of price volatility, and minimize price risk exposure in the energy markets. ProLiance's market exposure arises from storage inventory, imbalances, and fixed-price forward purchase and sale contracts, which are entered into to support ProLiance's operating activities. Currently, ProLiance buys and sells physical commodities and utilizes financial instruments to hedge its market exposure. However, net open positions in terms of price, volume and specified delivery point do occur. ProLiance manages open positions with policies which limit its exposure to market risk and require reporting potential financial exposure to its management and its members. As a result of ProLiance's risk management policies, management believes that ProLiance's exposure to market risk will not result in material earnings or cash flow loss to the Company.

Interest Rate Risk

The Company is exposed to interest rate risk associated with its adjustable rate borrowing arrangements. Its risk management program seeks to reduce the potentially adverse effects that market volatility may have on operations.

Under normal circumstances, the Company tries to limit the amount of adjustable rate borrowing arrangements exposed to short-term interest rate volatility to a maximum of 25% of total debt. However, there are times when this targeted level of interest rate exposure may be exceeded. To manage this exposure, the Company may periodically use derivative financial instruments to reduce earnings fluctuations caused by interest rate volatility.

At December 31, 2001, such obligations represented 29% of the Company's total debt portfolio, due primarily to financing the increased working capital requirements resulting from extraordinarily high gas costs experienced during the 2000 – 2001 heating season.

Market risk is estimated as the potential impact resulting from fluctuations in interest rates on adjustable rate borrowing arrangements exposed to short-term interest rate volatility including bank notes, lines of credit, commercial paper, and certain adjustable rate long-term debt instruments. At December 31, 2001 and 2000, the combined borrowings under these facilities totaled $404.2 million and $782.4 million, respectively. Based upon average borrowing rates under these facilities during the years ended December 31, 2001 and 2000, an increase of 100 basis points (1%) in the rates would have increased interest expense by $6.2 million and $3.4 million, respectively.

Other Risks

By using forward purchase contracts and derivative financial instruments to manage risk, the Company exposes itself to counter-party credit risk and market risk. The Company manages this exposure to counter-party credit risk by entering into contracts with financially sound companies that can be expected to fully perform under the terms of the contract. The Company attempts to manage exposure to market risk associated with commodity contracts and interest rates by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. As of December 31, 2001, the Company has a net receivable from Enron Corp. of approximately $1.0 million, which has been fully reserved.

The Company's customer receivables from gas and electric sales and gas transportation services are primarily derived from a diversified base of residential, commercial, and industrial customers located in Indiana and west central Ohio. The Company manages credit risk associated with its receivables by continually reviewing creditworthiness and requests cash deposits based on that review. Credit risk associated with certain investments is also managed by a review of creditworthiness and receipt of collateral.

FORWARD-LOOKING INFORMATION

A "safe harbor" for forward-looking statements is provided by the Private Securities Litigation Reform Act of 1995 (Reform Act of 1995). The Reform Act of 1995 was adopted to encourage such forward-looking statements without the threat of litigation, provided those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause the actual results to differ materially from those projected in the statement. Certain matters described in Management's Discussion and Analysis of Results of Operations and Financial Condition, including, but not limited to Vectren's realization of net merger savings and ProLiance, are forward-looking statements. Such statements are based on management's beliefs, as well as assumptions made by and information currently available to management. When used in this filing, the words "believe," "anticipate," "endeavor," "estimate," "expect," "objective," "projection," "forecast," "goal," and similar expressions are intended to identify forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause the Company's actual results to differ materially from those contemplated in any forward-looking statements included, among others, the following:

§ Factors affecting utility operations such as unusual weather conditions; catastrophic weather-related damage; unusual maintenance or repairs; unanticipated changes to fossil fuel costs; unanticipated changes to gas supply costs, or availability due to higher demand, shortages, transportation problems or other developments; environmental or pipeline incidents; transmission or distribution incidents; unanticipated changes to electric energy supply costs, or availability due to demand, shortages, transmission problems or other developments; or electric transmission or gas pipeline system constraints.

§ Increased competition in the energy environment including effects of industry restructuring and unbundling.

§ Regulatory factors such as unanticipated changes in rate-setting policies or procedures, recovery of investments and costs made under traditional regulation, and the frequency and timing of rate increases.

§ Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards

Board, the Securities and Exchange Commission, the Federal Energy Regulatory Commission, state public utility commissions, state entities which regulate natural gas transmission, gathering and processing, and similar entities with regulatory oversight.

§ Economic conditions including the effects of an economic downturn, inflation rates, and monetary fluctuations.

§ Changing market conditions and a variety of other factors associated with physical energy and financial trading activities including, but not limited to, price, basis, credit, liquidity, volatility, capacity, interest rate, and warranty risks.

§ Availability or cost of capital, resulting from changes in the Company, including its security ratings, changes in interest rates, and/or changes in market perceptions of the utility industry and other energy-related industries.

§ Employee workforce factors including changes in key executives, collective bargaining agreements with union employees, or work stoppages.

§ Legal and regulatory delays and other obstacles associated with mergers, acquisitions, and investments in joint ventures.

§ Costs and other effects of legal and administrative proceedings, settlements, investigations, claims, and other matters, including, but not limited to, those described in Management's Discussion and Analysis of Results of Operations and Financial Condition.

§ Changes in federal, state or local legislature requirements, such as changes in tax laws or rates, environmental laws and regulations.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions, or other factors affecting such statements.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Vectren Corporation is responsible for the preparation of the consolidated financial statements and the related financial data contained in this report. The financial statements are prepared in conformity with accounting principles generally accepted in the United States and follow accounting policies and principles applicable to regulated public utilities.

The integrity and objectivity of the data in this report, including required estimates and judgments, are the responsibilities of management. Management maintains a system of internal control and utilizes an internal auditing program to provide reasonable assurance of compliance with company policies and procedures and the safeguard of assets.

The board of directors pursues its responsibility for these financial statements through its audit committee, which meets periodically with management, the internal auditors and the independent auditors, to assure that each is carrying out its responsibilities. Both the internal auditors and the independent auditors meet with the audit committee of Vectren Corporation's board of directors, with and without management representatives present, to discuss the scope and results of their audits, their comments on the adequacy of internal accounting control and the quality of financial reporting.

NIEL C. ELLERBROOK
Chairman & Chief Executive Officer

January 24, 2002.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders & Board of Directors of Vectren Corporation:

We have audited the accompanying consolidated balance sheets of Vectren Corporation (an Indiana corporation) and subsidiary companies as of December 31, 2001 and 2000, and the related consolidated statements of income, common shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vectren Corporation and subsidiary companies as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 16 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments and hedging activities.

ARTHUR ANDERSEN LLP

Indianapolis, Indiana,
January 24, 2002.

CONSOLIDATED BALANCE SHEETS

In millions	*As of December 31st* 2001	2000
Assets		
CURRENT ASSETS		
Cash & cash equivalents	$ 27.2	$ 15.2
Accounts receivable *{less reserves of $5.9 & $5.7, respectively}*	213.8	295.4
Accrued unbilled revenues	78.4	143.4
Inventories	71.4	95.2
Recoverable fuel & natural gas costs	76.5	96.1
Prepayments & other current assets	103.4	62.3
TOTAL CURRENT ASSETS	570.7	707.6
UTILITY PLANT		
Original cost	2,903.2	2,788.8
Less *{accumulated depreciation & amortization}*	1,308.2	1,233.0
NET UTILITY PLANT	1,595.0	1,555.8
Investments in unconsolidated affiliates	127.7	108.6
Other investments	100.3	171.5
Non-utility property *{net}*	181.7	104.4
Goodwill *{net}*	193.1	198.0
Regulatory assets	61.4	56.3
Other assets	26.9	24.1
Total Assets	$2,856.8	$2,926.3

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS

In millions	*As of December 31st* 2001	2000
Liabilities & Shareholders' Equity		
CURRENT LIABILITIES		
Accounts payable	$ 144.4	$ 153.5
Accounts payable to affiliated companies	37.2	150.4
Accrued liabilities	101.4	106.2
Short-term borrowings	381.7	609.9
Notes payable, 6.64%	-	150.0
Long-term debt subject to tender	11.5	53.7
Current maturities of long-term debt	1.3	0.2
TOTAL CURRENT LIABILITIES	677.5	1,223.9
DEFERRED INCOME TAXES & OTHER LIABILITIES		
Deferred income taxes	206.7	221.1
Deferred credits & other liabilities	108.1	99.2
TOTAL DEFERRED CREDITS & OTHER LIABILITIES	314.8	320.3
COMMITMENTS & CONTINGENCIES *{Notes 4, 13-15}*		
Minority Interest in Subsidiary	1.4	1.4
CAPITALIZATION		
Long-term debt *{net of current maturities & debt subject to tender}*	1,014.0	632.0
Cumulative preferred stock of subsidiary		
Redeemable	0.5	8.1
Nonredeemable	-	8.9
TOTAL PREFERRED STOCK OF SUBSIDIARY	0.5	17.0
Common shareholders' equity		
Common stock *{no par value} – issued & outstanding 67.7 & 61.4, respectively*	346.1	217.8
Retained earnings	498.3	506.4
Accumulated other comprehensive income	4.2	7.5
TOTAL COMMON SHAREHOLDERS' EQUITY	848.6	731.7
TOTAL CAPITALIZATION	1,863.1	1,380.7
Total Liabilities & Shareholders' Equity	$2,856.8	$2,926.3

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME

In millions, except per share amounts	*Year Ended December 31st,* 2001	2000	1999
OPERATING REVENUES			
Gas utility	$1,031.5	$ 818.8	$ 499.6
Electric utility	378.9	336.4	307.5
Energy services & other	759.6	493.5	261.3
TOTAL OPERATING REVENUES	2,170.0	1,648.7	1,068.4
OPERATING EXPENSES			
Cost of gas sold	708.2	552.5	266.4
Fuel for electric generation	74.4	75.7	72.2
Purchased electric energy	91.7	36.4	20.8
Cost of energy services & other	720.2	468.8	241.8
Other operating	236.9	199.4	189.5
Merger & integration costs	2.8	41.1	-
Restructuring costs	19.0	-	-
Depreciation & amortization	123.7	105.7	87.0
Taxes other than income taxes	53.5	38.0	29.9
TOTAL OPERATING EXPENSES	2,030.4	1,517.6	907.6
Operating income	139.6	131.1	160.8
OTHER INCOME			
Equity in earnings of unconsolidated affiliates	14.1	9.8	6.4
Other *(net)*	16.3	23.7	14.1
TOTAL OTHER INCOME	30.4	33.5	20.5
INTEREST EXPENSE	82.6	56.4	42.9
Income before income taxes	87.4	108.2	138.4
Income taxes	18.6	34.2	45.7
Minority interest in subsidiary	0.6	1.0	0.9
Preferred dividend requirement of subsidiary	0.8	1.0	1.1
Income before extraordinary loss & cumulative effect of change in accounting principle	67.4	72.0	90.7
Extraordinary loss *(net of tax)*	(7.7)	-	-
Cumulative effect of change in accounting principle *(net of tax)*	3.9	-	-
Net Income	$ 63.6	$ 72.0	$ 90.7
AVERAGE COMMON SHARES OUTSTANDING	66.7	61.3	61.3
DILUTED COMMON SHARES OUTSTANDING	66.9	61.4	61.4
EARNINGS PER SHARE OF COMMON STOCK			
BASIC			
INCOME BEFORE EXTRAORDINARY LOSS & CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$ 1.01	$ 1.18	$ 1.48
Extraordinary loss *(net of tax)*	(0.12)	-	-
Cumulative effect of change in accounting principle *(net of tax)*	0.06	-	-
Basic earnings per share of common stock	$ 0.95	$ 1.18	$ 1.48
DILUTED			
INCOME BEFORE EXTRAORDINARY LOSS & CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$ 1.01	$ 1.17	$ 1.48
Extraordinary loss *(net of tax)*	(0.12)	-	-
Cumulative effect of change in accounting principle *(net of tax)*	0.06	-	-
Diluted earnings per share of common stock	$ 0.95	$ 1.17	$ 1.48

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions	Year Ended December 31st, 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 63.6	$ 72.0	$ 90.7
Adjustments to reconcile net income to cash from operating activities:			
Depreciation & amortization	123.7	105.7	87.0
Deferred income taxes & investment tax credits	9.8	(5.8)	7.3
Equity in earnings of unconsolidated affiliates	(14.1)	(9.8)	(6.4)
Net unrealized gain on derivative instruments, including cumulative effect of change in accounting principle	(3.1)	-	-
Extraordinary loss on sale of leveraged leases *{net of tax}*	7.7	-	-
Other non-cash charges *{net}*	20.8	9.4	11.5
CHANGES IN ASSETS AND LIABILITIES			
Accounts receivable & accrued unbilled revenue	128.4	(255.8)	(23.6)
Inventories	23.9	17.8	7.8
Recoverable fuel & natural gas costs	19.6	(82.3)	0.3
Prepayments & other current assets	(40.5)	(3.4)	(28.7)
Regulatory assets	(1.5)	(1.2)	3.0
Accounts payable, including to affiliated companies	(122.2)	208.2	11.7
Accrued liabilities	(29.7)	(2.4)	3.4
Other noncurrent assets & liabilities	(2.9)	(11.7)	(14.8)
TOTAL ADJUSTMENTS	119.9	(31.3)	58.5
NET CASH FLOWS FROM OPERATING ACTIVITIES	183.5	40.7	149.2
CASH FLOWS {REQUIRED FOR} FROM FINANCING ACTIVITIES			
Proceeds from:			
Long-term debt *{net of issuance costs}*	344.0	145.3	108.5
Issuance of common stock *{net of issuance costs}*	129.4	-	-
Short-term notes payable	-	150.0	-
Requirements for:			
Retirement of short-term notes payable	(150.0)	-	-
Dividends on common stock	(69.5)	(60.0)	(57.4)
Dividends on preferred stock of subsidiary	(0.8)	(1.0)	(1.1)
Retirement of long-term debt	(7.6)	(3.3)	(66.7)
Redemption of preferred stock of subsidiary	(17.7)	(2.0)	(0.1)
Retirement of common stock	-	-	(2.3)
Net change in short-term borrowings	(228.2)	402.3	81.7
Proceeds {payments} from exercise of stock options & other	(2.2)	7.4	(0.5)
NET CASH FLOWS {REQUIRED FOR} FROM FINANCING ACTIVITIES	(2.6)	638.7	62.1
CASH FLOWS {REQUIRED FOR} FROM INVESTING ACTIVITIES			
Proceeds from:			
Sale of leveraged lease investments	53.8	-	-
Unconsolidated affiliate distributions	22.5	7.0	4.6
Notes receivable & other collections	16.7	9.0	9.5
Requirements for:			
Capital expenditures	(235.3)	(164.3)	(135.9)
Acquisition of Ohio operations	-	(463.3)	-
Unconsolidated affiliate investments	(22.7)	(29.4)	(10.7)
Leveraged lease investments	-	-	(46.8)
Notes receivable & other investments	(3.9)	(40.6)	(22.0)
NET CASH FLOWS {REQUIRED FOR} INVESTING ACTIVITIES	(168.9)	(681.6)	(201.3)
Net increase {decrease} in cash & cash equivalents	12.0	(2.2)	10.0
Cash & cash equivalents at beginning of period	15.2	17.4	7.4
Cash & cash equivalents at end of period	$ 27.2	$ 15.2	$ 17.4

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

In millions, except per share amounts	*Common Stock* Shares	Amount	Restricted Stock Grants	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT DECEMBER 31, 1998	61.4	$ 218.6	$ (1.4)	$ 460.7	$ -	$ 677.9
Comprehensive income:						
Net income				90.7		90.7
Minimum pension liability adjustments & other *(net of tax)*					(0.1)	(0.1)
TOTAL COMPREHENSIVE INCOME						90.6
Common stock:						
Dividends *($0.94 per share)*				(57.4)		(57.4)
Repurchases	(0.1)	(2.3)				(2.3)
Other		1.2	(0.1)	(0.1)		1.0
BALANCE AT DECEMBER 31, 1999	61.3	217.5	(1.5)	493.9	(0.1)	709.8
Comprehensive income:						
Net income				72.0		72.0
Minimum pension liability adjustments & other *(net of tax)*					0.1	0.1
Comprehensive income of unconsolidated affiliates *(net of tax)*					7.5	7.5
TOTAL COMPREHENSIVE INCOME						79.6
Common stock dividends *($0.98 per share)*				(60.0)		(60.0)
Other	0.1	1.8		0.5		2.3
BALANCE AT DECEMBER 31, 2000	61.4	219.3	(1.5)	506.4	7.5	731.7
Comprehensive income:						
Net income				63.6		63.6
Minimum pension liability adjustments & other *(net of tax)*					(1.7)	(1.7)
Comprehensive income of unconsolidated affiliates *(net of tax)*					(1.6)	(1.6)
TOTAL COMPREHENSIVE INCOME						60.3
Common stock:						
Issuance *(net of $5.1 issuance costs)*	6.3	129.4				129.4
Dividends *($1.03 per share)*				(69.5)		(69.5)
Other	-	(0.1)	(1.0)	(2.2)		(3.3)
BALANCE AT DECEMBER 31, 2001	67.7	$ 348.6	$ (2.5)	$ 498.3	$ 4.2	$ 848.6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF VECTREN CORPORATION & SUBSIDIARY COMPANIES

1. ORGANIZATION & NATURE OF OPERATIONS

Overview

Vectren Corporation (the Company or Vectren), an Indiana corporation, is an energy and applied technology holding company headquartered in Evansville, Indiana. The Company was organized on June 10, 1999 solely for the purpose of effecting the merger of Indiana Energy, Inc. (Indiana Energy) and SIGCORP, Inc. (SIGCORP). On March 31, 2000, the merger of Indiana Energy with SIGCORP and into Vectren was consummated with a tax-free exchange of shares and has been accounted for as a pooling-of-interests in accordance with Accounting Principles Board (APB) Opinion No. 16 "Business Combinations" (APB 16).

The Company's wholly owned subsidiary, Vectren Utility Holdings, Inc. (VUHI), serves as the intermediate holding company for its three operating public utilities: Indiana Gas Company, Inc. (Indiana Gas), formerly a wholly owned subsidiary of Indiana Energy, Southern Indiana Gas and Electric Company (SIGECO), formerly a wholly owned subsidiary of SIGCORP, and the Ohio operations (defined hereafter). Both Vectren and VUHI are exempt from registration pursuant to Section 3(a)(1) and 3(c) of the Public Utility Holding Company Act of 1935.

Indiana Gas provides natural gas distribution and transportation services to a diversified customer base in 311 communities in 49 of Indiana's 92 counties. SIGECO provides electric generation, transmission, and distribution services to Evansville, Indiana, and 74 other communities in 8 counties in southwestern Indiana and participates in the wholesale power market. SIGECO also provides natural gas distribution and transportation services to Evansville, Indiana, and 64 communities in 10 counties in southwestern Indiana. The Ohio operations provide natural gas distribution and transportation services to Dayton, Ohio, and 87 other communities in 17 counties in west central Ohio.

The Company is also involved in nonregulated activities in four primary business areas: Energy Marketing and Services, Coal Mining, Utility Infrastructure Services, and Broadband. Energy Marketing and Services markets natural gas, provides fuel supply management, and provides energy performance contracting services. Coal Mining provides the mining and sale of coal to the Company's utility operations and to other third parties and generates income tax credits through an Internal Revenue Service (IRS) Code Section 29 investment tax credit relating to the production of coal-based synthetic fuels. Utility Infrastructure Services provides underground construction and repair, facilities locating, and meter reading. Broadband invests in broadband communication services such as cable television, high-speed Internet, and advanced local and long distance phone services. In addition, the nonregulated group has investments in other businesses that invest in energy-related opportunities and provide supply chain services, debt collection services, and environmental compliance testing services.

Acquisition of the Natural Gas Distribution Assets of The Dayton Power & Light Company

On October 31, 2000, the Company acquired the natural gas distribution assets of The Dayton Power and Light Company for approximately $465.0 million. The acquisition has been accounted for as a purchase transaction in accordance with APB 16, and accordingly, the results of operations of the acquired businesses are included in the accompanying financial statements since the date of acquisition.

The Company acquired the natural gas distribution assets as a tenancy in common through two separate wholly owned subsidiaries. Vectren Energy Delivery of Ohio, Inc. (VEDO) holds a 53% undivided ownership interest in the assets, and Indiana Gas holds a 47% undivided ownership interest. VEDO is the operator of the assets, and these operations are referred to as "the Ohio operations."

The purchase price was allocated to the assets and liabilities acquired based on the fair value of those assets and liabilities as of the acquisition date. Because of the regulatory environment in which the Ohio operations operate, the book value of rate-regulated assets and liabilities is generally considered to be fair value. Goodwill, in the amount of $198.0 million, has been recognized for the excess amount of the purchase price paid over the fair value of the net assets acquired. Prior to the Company's adoption of Statement of Financial Accounting Standards (SFAS) No.142 "Goodwill and Intangible Assets" on January 1, 2002, this goodwill was amortized on a straight-line basis over 40 years. (See Note 19 for further information on the adoption of this standard.)

Had the acquisition of the Ohio operations occurred on January 1, 1999, pro forma operating revenues, net income, and basic and diluted earnings per share for the year ended December 31, 2000 would have been $1,831.1 million, $72.0 million, $1.17, and $1.17, respectively. For the year ended December 31, 1999, pro forma operating revenues, net income and basic and diluted earnings per share would have been $1,287.3 million, $87.4 million, $1.43, and $1.42, respectively. This pro forma information is not necessarily indicative of the results that actually would have occurred if the transaction had been consummated at the beginning of the periods presented and is not intended to be a projection of future results. These pro forma results are unaudited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Principles of Consolidation The accompanying consolidated financial statements for periods prior to March 31, 2000 reflect the Company on a historical basis as restated for the effects of the pooling-of-interests transaction completed on March 31, 2000 between Indiana Energy and SIGCORP. The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries, after elimination of intercompany transactions and also reflect the consolidation of a majority-owned affiliate, Energy Systems Group, LLC, which was an equity method investment of Indiana Energy and SIGCORP prior to the merger.

For the three months ended March 31, 2000, operating revenues and net income contributed by the predecessor companies were $172.0 million and $22.1 million, respectively, by Indiana Energy and $187.4 million and $19.3 million, respectively, by SIGCORP. For the year ended December 31, 1999, operating revenues and net income contributed were $433.3 million and $38.7 million, respectively, by Indiana Energy and $604.5 million and $52.1 million, respectively, by SIGCORP.

B. Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

C. Cash & Cash Equivalents All highly liquid investments with an original maturity of three months or less at the date of purchase are considered cash equivalents. Cash paid during the periods reported for interest, income taxes, and acquired assets and liabilities is as follows:

In millions	*Year Ended December 31st,* 2001	2000	1999
CASH PAID FOR			
Interest *{net of amount capitalized}*	$ 74.9	$ 55.7	$ 34.8
Income taxes	38.0	53.5	36.9
DETAILS OF ACQUISITION *{Note 1}*			
Book value of assets acquired	$ -	$ 278.1	$ -
Liabilities assumed	-	7.9	-
Net assets acquired	$ -	$ 270.2	$ -

D. Inventories Inventories consist of the following:

In millions	*At December 31st* 2001	2000
Gas in storage *{at LIFO cost}*	$ 24.3	$ 19.0
Materials & supplies	21.5	17.0
Gas in storage *{at average cost}*	11.6	49.4
Fuel *{coal & oil}* for electric generation	10.3	4.4
Emission allowances	1.4	3.9
Other	2.3	1.5
Total inventories	$ 71.4	$ 95.2

Based on the average cost of gas purchased during December, the cost of replacing the current portion of gas in storage carried at LIFO cost exceeded LIFO cost at December 31, 2001 and 2000 by approximately $17.9 million and $64.3 million, respectively. All other inventories are carried at average cost.

E. Utility Plant & Depreciation Utility plant is stated at historical cost, including an allowance for the cost of funds used during construction (AFUDC). Depreciation of utility property is provided using the straight-line method over the estimated service lives of the depreciable assets. The original cost of utility plant, together with depreciation rates expressed as a percentage of original cost, is as follows:

In millions	*At & For the Year Ended December 31st,* 2001		2000	
	Original Cost	*Depreciation Rates as a Percent of Original Cost*	*Original Cost*	*Depreciation Rates as a Percent of Original Cost*
Gas utility plant	$ 1,523.0	3.6	$ 1,543.9	3.6
Electric utility plant	1,148.9	3.3	1,136.8	3.3
Common utility plant	41.3	2.6	47.3	3.3
Construction work in progress	190.0	-	60.8	-
Total original cost	$ 2,903.2		$ 2,788.8	

AFUDC represents the cost of borrowed and equity funds used for construction purposes and is charged to construction work in progress during the construction period and is included in other – net in the Consolidated Statements of Income. The total AFUDC capitalized into utility plant and the portion of which was computed on borrowed and equity funds for all periods reported is as follows:

	Year Ended December 31st,		
In millions	2001	2000	1999
AFUDC *equity funds*	$ 3.0	$ 2.6	$ 0.7
AFUDC *borrowed funds*	2.6	2.6	3.1
Total AFUDC capitalized	$ 5.6	$ 5.2	$ 3.8

Maintenance and repairs, including the cost of removal of minor items of property and planned major maintenance projects, are charged to expense as incurred. When property that represents a retirement unit is replaced or removed, the cost of such property is credited to utility plant, and such cost, together with the cost of removal less salvage, is charged to accumulated depreciation.

F. Non-utility Property Non-utility property, net of accumulated depreciation and amortization, by operating segment is as follows:

	At December 31st,	
In millions	2001	2000
Corporate & Other	$ 103.2	$ 54.7
Nonregulated Operations	72.2	44.1
Electric & Gas Utility Services	6.3	5.6
Non-utility property (net)	$ 181.7	$ 104.4

The depreciation of non-utility property is charged against income over its estimated useful life (ranging from 5 to 40 years), using the straight-line method of depreciation or units-of-production method of amortization. Repairs and maintenance, which are not considered improvements and do not extend the useful life of the non-utility property, are charged to expense as incurred. When non-utility property is retired, or otherwise disposed of, the asset and accumulated depreciation are removed, and the resulting gain or loss is reflected in income. Non-utility property is presented net of accumulated depreciation and amortization totaling $82.9 million and $53.6 million as of December 31, 2001 and 2000, respectively.

G. Impairment Review of Long-Lived Assets Long-lived assets are reviewed for impairment in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" as facts and circumstances indicate that the carrying amount may be impaired. Specifically, the evaluation for impairment involves the comparison of an asset's carrying value to the estimated future cash flows the asset is expected to generate over its remaining life. If this evaluation were to conclude that the carrying value of the asset is impaired, an impairment charge would be recorded as a charge to operations based on the difference between the asset's carrying amount and its fair value. (See Note 19 for further information on the adoption of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets.") The same policy is utilized for goodwill.

H. Regulation Retail public utility operations affecting Indiana customers are subject to regulation by the Indiana Utility Regulatory Commission (IURC), and retail public utility operations affecting Ohio customers are subject to regulation by the Public Utilities Commission of Ohio (PUCO). The Company's wholesale energy transactions are subject to regulation by the Federal Energy Regulatory Commission (FERC).

SFAS 71 The Company's accounting policies give recognition to the rate-making and accounting practices of these agencies and to accounting principles generally accepted in the United States, including the provisions of SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). Regulatory assets represent probable future revenues associated with certain incurred costs, which will be recovered from customers through the rate-making process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the rate-making process.

The Company continually assesses the recoverability of costs recognized as regulatory assets and the ability to continue to account for its activities in accordance with SFAS 71, based on the criteria set forth in SFAS 71. Based on current regulation, the Company believes such accounting is appropriate. If all or part of the Company's operations cease to meet the criteria of SFAS 71, a write-off of related regulatory assets and liabilities could be required. In addition, the Company would be required to determine any impairment to the carrying costs of deregulated plant and inventory assets. Regulatory assets consist of the following:

	At December 31st	
In millions	2001	2000
Demand side management programs	$ 26.2	$ 26.2
Unamortized debt discount & expenses	21.5	16.7
Other	13.7	13.4
Total regulatory assets	$ 61.4	$ 56.3

As of December 31, 2001, $38.8 million of regulatory assets is reflected in rates charged to customers. The remaining $22.6 million, which is not yet included in rates, represents electric demand side management (DSM) costs incurred after 1993. The Company is currently recovering $3.6 million of DSM costs in rates. Based upon this prior regulatory authority, management believes that future recovery of DSM costs not currently included in rates is probable. At December 31, 2001 and 2000, the weighted average recovery period of regulatory assets included in rates is 23.1 years and 23.3 years, respectively.

REFUNDABLE OR RECOVERABLE GAS COSTS, FUEL FOR ELECTRIC PRODUCTION & PURCHASED POWER All metered gas rates contain a gas cost adjustment clause that allows the Company to charge for changes in the cost of purchased gas. Metered electric rates typically contain a fuel adjustment clause that allows for adjustment in charges for electric energy to reflect changes in the cost of fuel and the net energy cost of purchased power. Metered electric rates also allow recovery, through a quarterly rate adjustment mechanism, for the margin on electric sales lost due to the implementation of demand side management programs.

The Company records any under-or-over-recovery resulting from gas and fuel adjustment clauses each month in revenues. A corresponding asset or liability is recorded until the under-or-over-recovery is billed or refunded to utility customers. The cost of gas sold is charged to operating expense as delivered to customers, and the cost of fuel for electric generation is charged to operating expense when consumed.

I. Comprehensive Income Comprehensive income is a measure of all changes in equity that result from the transactions or other economic events during the period from non-shareholder transactions. This information is reported in the Consolidated Statements of Common Shareholders' Equity. A summary of the components of and changes in accumulated comprehensive income for the past three years is as follows:

In millions			1999		2000		2001
	Beginning of Year Balance	*Changes During Year*	*End of Year Balance*	*Changes During Year*	*End of Year Balance*	*Changes During Year*	*End of Year Balance*
Unconsolidated affiliates	$ -	$ -	$ -	$ 7.5	$ 7.5	$ (1.6)	$ 5.9
Minimum pension liability adjustments & other	-	(0.1)	(0.1)	0.1	-	(1.7)	(1.7)
Accumulated comprehensive income	$ -	$ (0.1)	$ (0.1)	$ 7.6	$ 7.5	$ (3.3)	$ 4.2

Accumulated comprehensive income arising from unconsolidated affiliates is the Company's portion of ProLiance Energy, LLC's other comprehensive income related to its adoption of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and continued use of cash flow hedges and other comprehensive income related to unrealized gains and losses of available for sale securities of Haddington Energy Partners, LP. (See Note 4 for more information on ProLiance Energy, LLC and Haddington Energy Partners, LP.)

J. Revenues Revenues are recorded as products and services are delivered to customers. To more closely match revenues and expenses, the Company records revenues for all gas and electricity delivered to customers but not billed at the end of the accounting period.

K. Excise taxes Excise taxes are included in rates charged to customers. Accordingly, the Company records excise tax received as a component of operating revenues. Excise taxes paid are recorded as a component of taxes other than income taxes.

L. Reclassifications Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation. These reclassifications have no impact on net income previously reported.

3. SPECIAL CHARGES

Merger & Integration Costs

Merger and integration costs incurred for the years ended December 31, 2001 and 2000 were $2.8 million and $41.1 million, respectively. Merger and integration activities resulting from the 2000 merger were completed in 2001.

Since March 31, 2000, $43.9 million has been expensed associated with merger and integration activities. Accruals were established at March 31, 2000 totaling $20.7 million. Of this amount, $5.5 million related to employee and executive severance costs, $13.1 million related to transaction costs and regulatory filing fees incurred prior to the closing of the merger, and the remaining $2.1 million related to employee relocations that occurred prior to or coincident with the merger closing. At December 31, 2001, the remaining accrual related to employee severance was not significant. The remaining $23.2 million was expensed ($20.4 million in 2000 and $2.8 million in 2001) for accounting fees resulting from merger related filing requirements, consulting fees related to integration activities such as organization structure, employee travel between company locations, internal labor of employees assigned to integration teams, investor relations communication activities, and certain benefit costs.

During the merger planning process, approximately 135 positions were identified for elimination. As of December 31, 2001, all such identified positions have been vacated.

The integration activities experienced by the Company included such things as information system consolidation, process review and definition, organization design and consolidation, and knowledge sharing.

As a result of merger integration activities, management retired certain information systems in 2001. Accordingly, the useful lives of these assets were shortened to reflect this decision, resulting in additional depreciation expense of approximately $9.6 million ($6.0 million after tax) for the year ended December 31, 2001 and $11.4 million ($7.1 million after tax) for the year ended December 31, 2000.

Restructuring & Related Charges

As part of continued cost saving efforts, in June 2001, the Company's management and the board of directors approved a plan to restructure, primarily, its regulated operations. The restructuring plan included the elimination of certain administrative and supervisory positions in its utility operations and corporate office. Charges of $11.8 million were expensed in June 2001 as a direct result of the restructuring plan. Additional charges of $7.2 million were incurred during the remainder of 2001 primarily for consulting fees, employee relocation, and duplicate facilities costs. In total, the Company has incurred restructuring charges of $19.0

million. These charges were comprised of $10.9 million for employee severance, related benefits and other employee related costs, $4.0 million for lease termination fees related to duplicate facilities and other facility costs, and $4.1 million for consulting and other fees incurred through December 31, 2001. Components of restructuring expense incurred through December 31, 2001 are as follows:

In millions	*Accrual for Cash Payments*	*Incurred Expenses* *Paid in Cash*	*Incurred Expenses* *Non-Cash*	*Total Expense*
Severance & related costs	$ 2.1	$ 8.0	$ 0.8	$ 10.9
Lease termination fees	3.0	-	1.0	4.0
Consulting fees & other	-	4.1	-	4.1
Total	$ 5.1	$ 12.1	$ 1.8	$ 19.0

The $10.9 million expensed for employee severance and related costs are associated with approximately 100 employees. Employee separation benefits include severance, healthcare, and outplacement services. As of December 31, 2001, approximately 80 employees have exited the business. The restructuring program was completed during 2001, except for the departure of the remaining employees impacted by the restructuring and the final settlement of the lease obligation.

Components of the accrual for expected cash payments, which is included in accrued liabilities, as of December 31, 2001 is as follows:

In millions	*Accrual at June 30, 2001*	*Cash Payments*	*Additions*	*Accrual at Dec. 31, 2001*
Severance & related costs	$ 6.8	$ (6.8)	$ 2.1	$ 2.1
Lease termination fees	2.0	-	1.0	3.0
Total	$ 8.8	$ (6.8)	$ 3.1	$ 5.1

4. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Investments in unconsolidated affiliates where the Company has significant influence are accounted for using the equity method of accounting. The Company's share of net income or loss from these investments is recorded in equity in earnings of unconsolidated affiliates. Dividends are recorded as a reduction of the carrying value of the investment when received. Investments in unconsolidated affiliates where the Company does not have significant influence are accounted for at cost less write-downs for declines in value judged to be other than temporary. Dividends are recorded as other-net when received. Investments in unconsolidated affiliates consist of the following:

In millions	*At December 31st* 2001	*At December 31st* 2000
Haddington Energy Partnerships	$ 26.8	$ 13.0
ProLiance Energy, LLC	25.6	27.8
Reliant Services, LLC	20.6	19.2
Utilicom Networks, LLC & related entities	14.5	9.1
Pace Carbon Synfuels, LP	7.2	6.7
Other partnerships & corporations	33.0	32.8
Total investments in unconsolidated affiliates	$ 127.7	$ 108.6

Haddington Energy Partnerships

The Company has an approximate 40% ownership interest in Haddington Energy Partners, LP (Haddington). Haddington raised $27.0 million to invest in energy projects. In July 2000, the Company made a commitment to fund an additional $20.0 million in Haddington Energy Partners II, LP (Haddington II), which is expected to raise a total of approximately $50.0 million. This second fund plans to provide additional capital for Haddington portfolio companies and make investments in new areas, such as distributed generation, power backup and quality devices, and emerging technologies such as fuel cells, microturbines and photovoltaics. At December 31, 2001, $11.9 million of the commitment remains. Upon complete funding, the Company will have an approximate 40% ownership interest in Haddington II. Both Haddington ventures are accounted for using the equity method of accounting. For the year ended December 31, 2001, the partnerships' contribution to pre-tax earnings was $6.2 million. Prior to 2001, the earnings contribution was not significant.

The following is summarized financial information as to the assets, liabilities, and results of operations of the Haddington Partnerships. For the year ended December 31, 2001, revenues were $23.6 million and operating income and net income were both $22.5 million. Revenues, operating income, and net loss for the years ended December 31, 2000 and 1999 (in millions) were $0.0, $(0.9), $(0.9), and $0.0, $(0.7), $(0.1), respectively. As of December 31, 2001, investments were $79.1 million and other assets were $5.0 million. As of December 31, 2000, investments were $31.5 million and other assets were $0.7 million. At both December 31, 2001 and 2000, liabilities were $0.2 million.

ProLiance Energy, LLC

ProLiance Energy, LLC (ProLiance), a nonregulated, energy marketing affiliate of Vectren, began providing natural gas and related services to Indiana Gas, Citizens Gas and Coke Utility (Citizens Gas) and others in April 1996. ProLiance also provides services to the Ohio operations. Effective in March 2001, the operating agreement between Vectren and Citizens Gas was modified to increase on a prospective basis Vectren's allocable share of profits and losses from 50% to 52.5%. The provisions of the operating agreement call for governance, including voting rights, to remain at 50% for each member. As governance of ProLiance remains equal between the members, Vectren continues to account for its investment in ProLiance using the equity method of accounting.

The sale of gas and provision of other services to Indiana Gas by ProLiance is subject to regulatory review through the quarterly gas cost adjustment (GCA) process administered by the IURC. On September 12, 1997, the IURC issued a decision finding the gas supply and portfolio administration agreements between ProLiance and Indiana Gas and ProLiance and Citizens Gas to be consistent with the public interest and that ProLiance is not subject to regulation by the IURC as a public utility. The IURC's decision reflected the significant gas cost savings to customers obtained through ProLiance's services and suggested that all material provisions of the agreements between ProLiance and the utilities are reasonable. Nevertheless, with respect to the pricing of gas commodity purchased from ProLiance, the price paid by ProLiance to the utilities for the prospect of using pipeline entitlements if and when they are not required to serve the utilities' firm customers, and the pricing of fees paid by the utilities to ProLiance for portfolio administration services, the IURC concluded that additional review in the GCA process would be appropriate and directed that these matters be considered further in the pending, consolidated GCA proceeding involving Indiana Gas and Citizens Gas.

The IURC has recently commenced processing the GCA proceeding regarding the three pricing issues. The IURC has indicated that it will also consider the prospective relationship of ProLiance with the utilities in this proceeding. Discovery is ongoing, and an evidentiary hearing is scheduled for May 2002. Until the IURC resolves these outstanding issues, the Company will continue to reserve a portion of its share of ProLiance earnings.

Indiana Gas continues to record gas costs in accordance with the terms of the ProLiance contract, and Vectren continues to record its proportional share of ProLiance's earnings. Pre-tax income of $12.8 million, $5.4 million and $6.7 million was recognized as ProLiance's contribution to earnings for the years ended December 31, 2001, 2000 and 1999, respectively. Earnings recognized from ProLiance are included in equity in earnings of unconsolidated affiliates. At December 31, 2001 and 2000, the Company has reserved approximately $3.2 million and $2.4 million, respectively, of ProLiance's after tax earnings pending resolution of the remaining issues. The reserve represents 10% of ProLiance's cumulative earnings and serves as management's best estimate of potential exposure arising from issues reserved by the IURC.

In August 1998, Indiana Gas, Citizens Gas and ProLiance each received a Civil Investigative Demand (CID) from the United States Department of Justice requesting information relating to Indiana Gas' and Citizens Gas' relationships with and the activities of ProLiance. The Department of Justice issued the CID to gather information regarding ProLiance's formation and operations, and to determine if trade or commerce had been restrained. In October 2001, the Antitrust Division of the Department of Justice informed the Company that it closed the investigation without further action.

Purchases from ProLiance for resale and for injections into storage for the years ended December 31, 2001, 2000 and 1999 totaled $610.6 million, $478.9 million and $240.7 million, respectively. Amounts owed to ProLiance at December 31, 2001 and 2000 for those purchases were $36.1 million and $147.2 million, respectively, and are included in accounts payable to affiliated companies in the Consolidated Balance Sheets. Amounts charged by ProLiance are market based as evidenced by a competitive bidding process for capacity and storage services and commodity indexes.

The following is summarized financial information as to the assets, liabilities, and results of operations of ProLiance. For the year ended December 31, 2001, revenues were $1,599.5 million, margin was $40.9 million, operating income was $26.1 million; and net income was $27.7 million. For the year ended December 31, 2000, revenues were $945.8 million, margin was $21.1 million, operating income was $10.4 million, and net income was $12.1 million. For the year ended December 31, 1999, revenues were $609.9 million, margin was $27.6 million, operating income was $15.0 million, and net income was $14.8 million. As of December 31, 2001, current assets were $206.8 million, noncurrent assets were $24.3 million, and current liabilities were $180.8 million. As of December 31, 2000, current assets were $284.0 million, noncurrent assets were $9.4 million, and current liabilities were $237.8 million. At both December 31, 2001 and 2000, noncurrent liabilities were zero.

Utilicom Networks, LLC & Related Entities

Utilicom Networks, LLC (Utilicom) is a provider of bundled communication services through high capacity broadband networks, including cable television, high-speed Internet, and advanced local and long distance telephone services. The Company has a 14% interest in Class A units of Utilicom, which is accounted for using the equity method of accounting. The Company also has a minority interest in SIGECOM Holdings, Inc. (Holdings), which was formed by Utilicom to hold the interests in SIGECOM, LLC (SIGECOM). The Company accounts for its investment in Holdings on the cost method. SIGECOM provides broadband services to the greater Evansville, Indiana, area. Utilicom also plans to provide broadband services to the greater Indianapolis, Indiana, and Dayton, Ohio, markets.

In January 2000, the Company restructured its investment in SIGECOM. Affiliates of The Blackstone Group acquired a majority ownership interest in Utilicom in the form of Class B units. In connection with The Blackstone Group investment, the Company exchanged its 49% preferred equity interest in SIGECOM for $16.5 million of convertible subordinated debt of Utilicom and an 18.9% common equity interest in Holdings, which was valued at $6.5 million. The carrying value of the Company's 49% preferred equity interest was $15.0 million prior to the exchange. The Company received consideration in the exchange based upon an investment bank analysis of the fair value of SIGECOM at the transaction date. The investment restructuring resulted in a pre-tax gain of $8.0 million, which is classified in equity in earnings in unconsolidated affiliates in the accompanying Consolidated Statements of Income. For the year ended December 31, 2000, the Company also recognized losses of $1.0 million to reflect its share of Utilicom's operating results. The Company's share of Utilicom's operating results for the year ended December 31, 2001 was not significant.

In December 2000, Utilicom announced plans to raise $600.0 million in capital to establish separate operating ventures in Indianapolis and Dayton and to recapitalize SIGECOM. The Company has committed to invest up to a total of $100.0 million in Utilicom and the Indianapolis and Dayton ventures, subject to Utilicom obtaining commitments for the entire $600.0 million of anticipated funding. The Company's investments may take the form of convertible subordinated debt or common equity. At December 31, 2001, the remaining commitment is $86.5 million.

At December 31, 2001, the Company has $24.8 million of notes receivable from Utilicom-related entities which are convertible into equity interests. Notes receivable totaling $22.9 million are convertible into Class A units of Utilicom at the Company's option or upon the event of a public offering of stock by Utilicom and $1.9 million are convertible into common equity interests in the Indianapolis and Dayton ventures at the Company's option. Upon conversion, the Company would have up to a 12% interest in Utilicom, assuming completion of all required funding and up to a 31% interest in the Indianapolis and Dayton ventures. Investments in convertible notes receivable are included in other investments.

In July 2001, Utilicom announced a delay in funding of the Indianapolis and Dayton projects. This delay, with which Company management agrees, is due to the current environment within the telecommunication capital markets, which has prevented Utilicom from obtaining debt financing on terms it considers acceptable. While the existing investors are still committed to the Indianapolis and Dayton markets, the Company is not required to and does not intend to proceed unless the Indianapolis and Dayton projects are fully funded. This delay necessitated and resulted in the extension of the franchising agreements into the third quarter of 2002.

At December 31, 2001 and 2000, the Company's combined investment in equity and debt securities of Utilicom-related entities totaled $39.3 million and $32.5 million, respectively.

Pace Carbon Synfuels, LP

Pace Carbon Synfuels, LP (Pace Carbon) is a limited partnership formed to develop, own, and operate four projects to produce and sell coal-based synthetic fuel. These projects generate IRS Section 29 tax credits. The Company has an 8.3% interest in Pace Carbon which is accounted for using the equity method of accounting. Additional investments in Pace Carbon will be made to the extent Pace Carbon generates Federal tax credits, with any such additional investments to be funded by these credits. The Company's portion of pre-tax losses incurred by Pace Carbon are included in equity in earnings of unconsolidated affiliates and total $4.5 million in 2001, $2.4 million in 2000, and $1.4 million in 1999. The contribution to the Company's earnings after considering the tax credits Pace Carbon generated was $4.3 million in 2001, $2.1 million in 2000, and a loss of $0.5 million in 1999.

The following is summarized financial information as to the assets, liabilities, and results of operations of Pace Carbon. For the year ended December 31, 2001, revenues were $86.2 million, margin was a loss of ($25.1) million, operating loss was ($44.1) million, and net loss was ($44.8) million. For the year ended December 31, 2000, revenues were $35.8 million, margin was a loss of ($24.3) million, operating loss was ($33.6) million, and net loss was ($34.1) million. For the year ended December 31, 1999, revenues were $3.5 million, margin was a loss of ($8.2) million, operating loss was ($13.7) million, and net loss was ($13.7) million. As of December 31, 2001, current assets were $22.5 million, noncurrent assets were $42.0 million, current liabilities were $18.2 million, and noncurrent liabilities were $8.4 million. As of December 31, 2000, current assets were $13.9 million, noncurrent assets were $38.4 million, current liabilities were $11.3 million, and noncurrent liabilities were $8.0 million.

Other Affiliate Transactions

The Company has ownership interests in other affiliated companies accounted for using the equity method of accounting that provide materials management, underground construction and repair, facilities locating, and meter reading to the Company. Fees for these services and construction-related expenditures totaled $37.9 million, $20.9 million, and $20.2 million, respectively, for the years ended December 31, 2001, 2000 and 1999. Amounts charged by these affiliates are market based. Amounts owed to unconsolidated affiliates other than ProLiance totaled $1.1 million and $3.2 million at December 31, 2001 and 2000, respectively, and are included in accounts payable to affiliated companies in the Consolidated Balance Sheets. Amounts due from unconsolidated affiliates included in accounts receivable totaled $0.3 million and $1.2 million, respectively, at December 31, 2001 and 2000.

In December 2000, Reliant Services, LLC (Reliant), an equity method investment owned jointly and equally by Vectren and Cinergy Corp., purchased the common stock of Miller Pipeline Corporation from NiSource, Inc. for approximately $68.3 million. Vectren and Cinergy Corp. each contributed $16.0 million of equity, and the remaining $36.3 million was funded with 7-year intermediate bank loans. The acquisition combines Reliant's utility services of underground facility locating, contract meter reading, and installation of telecommunications and electric facilities with Miller Pipeline Corporation's underground pipeline construction, replacement, and repair services.

5. OTHER INVESTMENTS

Other investments consist of the following:

In millions	*At December 31st,* 2001	2000
Notes receivable:		
Utilicom Networks, LLC & related entities	$ 24.8	$ 23.4
Other notes receivable	31.8	40.9
TOTAL NOTES RECEIVABLE	56.6	64.3
Leveraged leases	29.7	93.1
Other investments	14.0	14.1
Total other investments	$ 100.3	$ 171.5

Notes Receivable

Interest rates on the above notes receivable range from fixed rates of 5% to 15% and variable rates from prime plus 1.75% to prime plus 3% and are due at various times through 2010. Generally, first or second mortgages and/or capital stock or partnership units serve as collateral for the notes. (See Note 4 regarding the convertibility of the Utilicom-related notes into equity interests.)

Leveraged Leases

The Company is a lessor in several leveraged lease agreements under which real estate or equipment is leased to third parties. The economic lives and lease terms vary with the leases. The total equipment and facilities cost was approximately $77.1 million and $409.7 million at December 31, 2001 and 2000, respectively. The cost of the equipment and facilities was partially financed by non-recourse debt provided by lenders, who have been granted an assignment of rentals due under the leases and a security interest in the leased property, which they accepted as their sole remedy in the event of default by the lessee. Such debt amounted to approximately $59.0 million and $380.0 million at December 31, 2001 and 2000, respectively. The Company's net investment in leveraged leases is as follows:

In millions	*At December 31st,* 2001	2000
Minimum lease payments receivable	$ 48.9	$ 165.1
Estimated residual value	22.1	29.1
Less: Unearned income	41.3	101.1
Investment in lease financing receivables & loans	29.7	93.1
Less: Deferred taxes arising from leveraged leases	25.5	38.3
Net investment in leveraged leases	$ 4.2	$ 54.8

In June 2001, the Company sold certain leveraged lease investments with a net book value of $59.1 million at a loss of $12.4 million ($7.7 million after tax). Because of the transaction's significance and because the transaction occurred within two years of the effective date of the merger of Indiana Energy and SIGCORP, which was accounted for as a pooling-of-interests, APB 16 requires the loss on disposition of these investments to be treated as extraordinary. Proceeds from the sale of $46.7 million were used to retire short-term borrowings.

6. INCOME TAXES

The components of income tax expense and utilization of investment tax credits are as follows:

	Year Ended December 31st,		
In millions	2001	2000	1999
CURRENT:			
Federal	$ 4.3	$ 37.1	$ 33.0
State	4.5	2.9	5.4
TOTAL CURRENT TAXES	8.8	40.0	38.4
DEFERRED:			
Federal	12.5	(5.5)	8.3
State	(0.4)	2.1	1.4
TOTAL DEFERRED TAXES	12.1	(3.4)	9.7
Amortization of investment tax credits	(2.3)	(2.4)	(2.4)
Total income tax expense	$ 18.6	$ 34.2	$ 45.7

A reconciliation of the Federal statutory rate to the effective income tax rate is as follows:

	Year Ended December 31st,		
	2001	2000	1999
Statutory rate	35.0%	35.0%	35.0%
State & local taxes *{net of Federal benefit}*	3.2	3.1	3.2
Nondeductible merger costs	-	4.0	-
Amortization of investment tax credit	(2.7)	(2.2)	(1.7)
Other tax credits	(11.1)	(7.1)	(3.2)
All other *{net}*	(2.8)	(0.4)	-
Effective tax rate	21.6%	32.4%	33.3%

The liability method of accounting is used for income taxes under which deferred income taxes are recognized to reflect the tax effect of temporary differences between the book and tax bases of assets and liabilities at currently enacted income tax rates. Deferred investment tax credits are amortized over the life of the related asset. Significant components of the net deferred tax liability are as follows:

	At December 31st,	
In millions	2001	2000
DEFERRED TAX LIABILITIES:		
Depreciation & cost recovery timing differences	$ 191.5	$ 178.7
Leveraged leases	25.5	38.3
Deferred fuel costs *{net}*	22.7	20.3
Regulatory assets recoverable through future rates	33.5	34.0
DEFERRED TAX ASSETS:		
Regulatory liabilities to be settled through future rates	(25.2)	(22.1)
Tax credit carryforwards	-	(17.1)
LIFO inventory	(2.0)	(7.9)
Other *{net}*	(18.6)	(7.8)
Net deferred tax liability	$ 227.4	$ 216.4

The Company has no tax credit carryforwards at December 31, 2001. At December 31, 2000, the Company had Alternative Minimum Tax credit carryforwards of approximately $13.0 million which were utilized in 2001. Through certain of its nonregulated subsidiaries and investments, the Company also realizes Federal income tax credits associated with affordable housing projects and the production of synthetic fuels. At December 31, 2000, the Company had such tax credit carryforwards of approximately $4.1 million which were utilized in 2001.

7. RETIREMENT PLANS & OTHER POSTRETIREMENT BENEFITS

Effective July 1, 2000, the SIGCORP and Indiana Energy defined benefit pension plans, defined contribution retirement savings plans, and postretirement health care plans and life insurance plans for employees not covered by a collective bargaining agreement were merged. The merged plans became Vectren plans, and as a result, the respective plan assets and plan obligations were transferred to Vectren through cash payment for assets and cash receipt for obligations. These transfers resulted in no gain or loss.

The defined benefit pension and other postretirement benefit plans which cover eligible full-time regular employees are primarily noncontributory. The postretirement health care and life insurance plans are a combination of self-insured and fully insured plans.

The detailed disclosures of benefit components that follow are based on an actuarial valuation performed as of and for the years ended December 31, 2001 and 2000 and use a measurement date as of September 30. The disclosures required for the year ended December 31, 1999 have been restated based on actuarial valuations previously performed for SIGCORP as of December 31 and Indiana Energy as of September 30. In management's opinion, disclosures from revised actuarial valuations would not differ materially from those presented below.

A summary of the components of net periodic benefit cost for the three years ended December 31, 2001 is as follows:

	Pension Benefits			*Other Benefits*		
In millions	2001	2000	1999	2001	2000	1999
Service cost	$ 5.9	$ 4.3	$ 5.1	$ 1.0	$ 1.3	$ 1.5
Interest cost	13.6	11.7	10.5	5.8	5.9	4.9
Expected return on plan assets	(16.3)	(15.9)	(13.9)	(0.8)	(0.8)	(0.8)
Amortization of prior service cost	0.8	0.2	0.4	-	-	-
Amortization of transitional obligation {asset}	(0.6)	(0.7)	(0.7)	3.0	3.7	3.3
Amortization of actuarial gain	(0.9)	(1.1)	-	(1.0)	(1.5)	(0.9)
Settlement, curtailment, & other charges {credits}	(1.4)	2.7	-	(0.6)	-	-
Net periodic benefit cost	$ 1.1	$ 1.2	$ 1.4	$ 7.4	$ 8.6	$ 8.0

A reconciliation of the plans' benefit obligations, fair value of plan assets, funded status, and amounts recognized in the Consolidated Balance Sheets at December 31, 2001 and 2000 follows:

	Pension Benefits		*Other Benefits*	
In millions	2001	2000	2001	2000
BENEFIT OBLIGATION				
Benefit obligation at beginning of year	$ 167.0	$ 151.5	$ 77.4	$ 68.3
Service cost *(benefits earned during the year)*	5.9	4.3	1.0	1.3
Interest cost on projected benefit obligation	13.6	11.7	5.8	5.9
Plan amendments	9.5	2.4	-	(0.7)
Acquisitions	-	0.7	-	-
Settlements & (curtailments)	(1.5)	2.1	(0.6)	-
Benefits paid	(13.5)	(10.4)	(1.7)	(5.4)
Actuarial loss	10.3	4.7	1.7	8.0
Benefit obligation at end of year	$ 191.3	$ 167.0	$ 83.6	$ 77.4
FAIR VALUE OF PLAN ASSETS				
Plan assets at fair value at beginning of year	$ 193.8	$ 187.3	$ 11.2	$ 11.7
Actual return on plan assets	(20.9)	16.9	(1.6)	0.6
Employer contributions	0.7	-	0.9	4.3
Benefits paid	(13.5)	(10.4)	(1.7)	(5.4)
Fair value of plan assets at end of year	$ 160.1	$ 193.8	$ 8.8	$ 11.2
FUNDED STATUS	$ (31.2)	$ 26.8	$ (74.8)	$ (66.2)
Unrecognized transitional obligation (asset)	(0.8)	(1.5)	34.9	40.0
Unrecognized service cost	12.0	5.4	-	-
Unrecognized net (gain) loss & other	13.4	(36.9)	(13.0)	(19.7)
Net amount recognized	$ (6.6)	$ (6.2)	$ (52.9)	$ (45.9)

At December 31, 2001, the Company incurred additional minimum pension liabilities totaling $7.3 million which are included in deferred credits and other liabilities. These liabilities are offset by intangible assets totaling $3.5 million which are included in other noncurrent assets and a pre-tax charge to accumulated other comprehensive income totaling $3.8 million. At both December 31, 2001 and 2000, the net amount recognized for other postretirement benefits is included in deferred credits and other liabilities.

Pension plans with accumulated benefit obligations in excess of plan assets had projected benefit obligations of $96.7 million and $10.5 million as of December 31, 2001 and 2000, respectively. Those plans had accumulated benefit obligations of $84.5 million and $7.9 million as of December 31, 2001 and 2000, respectively. The fair value of plan assets for such pension plans as of December 31, 2001 was $73.9 million. As of December 31, 2000, such pension plans were not funded.

Weighted-average assumptions used to develop annual costs and the benefit obligation for these plans are as follows:

	At & Year Ended December 31st,			
	Pension Benefits		*Other Benefits*	
	2001	2000	2001	2000
Discount rate	7.25 %	7.75 %	7.25 %	7.75%
Expected return on plan assets	9.00 %	8.50 %	9.00 %	9.00%
Rate of compensation increase	4.75 %	5.25 %	4.75 %	5.25%
CPI rate	N/A	N/A	12.00 %	7.00%

As of December 31, 2001, the health care cost trend rate is 12.0% declining to 5.0% in 2006 and remaining level thereafter. Future changes in health care costs, work force demographics, interest rates, or plan changes could significantly affect the estimated cost of these future benefits.

A 1% change in the assumed health care cost trend rate for the postretirement health care plans would have the following effects as of and for the year ended December 31, 2001:

In millions	*1% Increase*	*1% Decrease*
Effect on the aggregate of the service & interest cost components	$ 0.6	$ (0.5)
Effect on the postretirement benefit obligation	6.4	(5.3)

The Company has adopted Voluntary Employee Beneficiary Association Trust Agreements for the partial funding of postretirement health benefits for retirees and their eligible dependents and beneficiaries. Annual funding is discretionary and is based on the projected cost over time of benefits to be provided to covered persons consistent with acceptable actuarial methods. To the extent these postretirement benefits are funded, the benefits are not liabilities in these consolidated financial statements.

The Company also has defined contribution retirement savings plans that are qualified under sections 401(a) and 401(k) of the Internal Revenue Code. During 2001, 2000 and 1999, the Company made contributions to these plans of $3.4 million, $1.6 million, and $1.9 million, respectively.

8. BORROWING ARRANGEMENTS

Long-Term Debt

Senior unsecured obligations and first mortgage bonds outstanding and classified as long-term by subsidiary are as follows:

In millions	At December 31st, 2001	2000
VUHI		
FIXED RATE SENIOR UNSECURED NOTES		
2011, 6.625%	$ 250.0	$ -
2031, 7.25%	100.0	-
TOTAL VUHI	350.0	-
SIGECO		
FIRST MORTGAGE BONDS		
Fixed Rate:		
2003, 1978 Series B, 6.25%, tax exempt	1.0	1.0
2016, 1986 Series, 8.875%	13.0	13.0
2023, 1993 Series, 7.60%	45.0	45.0
2023, 1993 Series B, 6.00%	22.8	22.8
2025, 1993 Series, 7.625%	20.0	20.0
2029, 1999 Senior Notes, 6.72%	80.0	80.0
Adjustable Rate:		
2015, 1985 Pollution Control Series A, presently 4.30%, tax exempt, next rate adjustment: 2004	10.0	10.0
2025, 1998 Pollution Control Series A, presently 4.75%, tax exempt, next rate adjustment: 2006	31.5	31.5
2024, 2000 Environmental Improvement Series A, tax exempt, adjusts every 35 days, weighted average for year: 3.13%	22.5	22.5
TOTAL FIRST MORTGAGE BONDS	245.8	245.8
ADJUSTABLE RATE SENIOR UNSECURED BONDS		
2020, 1998 Pollution Control Series B, presently 4.40%, tax exempt, next rate adjustment: 2003	4.6	4.6
2030, 1998 Pollution Control Series B, presently 4.40%, tax exempt, next rate adjustment: 2003	22.0	22.0
2030, 1998 Pollution Control Series C, presently 5.00%, tax exempt, next rate adjustment: 2006	22.2	22.2
TOTAL ADJUSTABLE RATE SENIOR UNSECURED BONDS	48.8	48.8
TOTAL SIGECO	294.6	294.6

In millions	*At December 31st,* 2001	2000
Indiana Gas		
FIXED RATE SENIOR UNSECURED NOTES		
2003, Series F, 5.75%	15.0	15.0
2004, Series F, 6.36%	15.0	15.0
2007, Series E, 6.54%	6.5	6.5
2013, Series E, 6.69%	5.0	5.0
2015, Series E, 7.15%	5.0	5.0
2015, Insured Quarterly, 7.15%	20.0	20.0
2015, Series E, 6.69%	5.0	5.0
2015, Series E, 6.69%	10.0	10.0
2021, Private Placement, 9.375%, $1.3 due annually in 2002	25.0	25.0
2021, Series A, 9.125%	-	7.0
2025, Series E, 6.31%	5.0	5.0
2025, Series E, 6.53%	10.0	10.0
2027, Series E, 6.42%	5.0	5.0
2027, Series E, 6.68%	3.5	3.5
2027, Series F, 6.34%	20.0	20.0
2028, Series F, 6.75%	13.8	14.1
2028, Series F, 6.36%	10.0	10.0
2028, Series F, 6.55%	20.0	20.0
2029, Series G, 7.08%	30.0	30.0
2030, Insured Quarterly, 7.45%	50.0	50.0
TOTAL INDIANA GAS	273.8	281.1
Vectren Capital Corp.		
PRIVATE PLACEMENT FIXED RATE SENIOR UNSECURED NOTES		
2005, 7.67%	38.0	38.0
2007, 7.83%	17.5	17.5
2010, 7.98%	22.5	22.5
2012, 7.43%	35.0	35.0
TOTAL PRIVATE PLACEMENT FIXED RATE SENIOR UNSECURED NOTES	113.0	113.0
Other	-	0.2
TOTAL VECTREN CAPITAL CORP. & OTHER	113.0	113.2
Total long-term debt outstanding	1,031.4	688.9
Less: Debt subject to tender	11.5	53.7
Maturities & sinking fund requirements	1.3	0.2
Unamortized debt premium & discount *(net)*	4.6	3.0
Total long-term debt (net)	$1,014.0	$ 632.0

VUHI

In September 2001, VUHI filed a shelf registration statement with the Securities and Exchange Commission for $350.0 million aggregate principal amount of unsecured senior notes. In October 2001, VUHI issued senior unsecured notes with an aggregate principal amount of $100.0 million and an interest rate of 7.25% (the October Notes), and in December 2001, issued the remaining aggregate principal amount of $250.0 million at an interest rate of 6.625% (the December Notes). The December Notes were priced at 99.302% to yield 6.69% to maturity.

These issues have no sinking fund requirements, and interest payments are due quarterly for the October Notes and semi-annually for the December Notes. The October Notes are due October 2031, but may be called by the Company, in whole or in part, at any time after October 2006 at 100% of the principal amount plus any accrued interest thereon. The December Notes are due December 2011, but may be called by the

Company, in whole or in part, at any time for an amount equal to accrued and unpaid interest, plus the greater of 100% of the principal amount or the sum of the present values of the remaining scheduled payments of principal and interest, discounted to the redemption date on a semi-annual basis at the Treasury Rate, as defined in the indenture, plus 25 basis points.

Both issues are guaranteed by VUHI's three operating utility companies: SIGECO, Indiana Gas, and VEDO. VUHI has no significant independent assets or operations other than the assets and operations of these subsidiary guarantors. These guarantees of VUHI's debt are full and unconditional and joint and several.

The net proceeds from the sale of the senior notes and settlement of the hedging arrangements (see Note 16) totaled $344.0 million and were used to reduce existing debt outstanding under VUHI's short-term borrowing arrangements.

Vectren Capital Corp.

In December 2000, Vectren Capital Corp., a wholly owned consolidated subsidiary that provides financing for the Company's nonregulated operations and investments, issued $78.0 million of private placement unsecured senior notes to three institutional investors. The issues and terms are $38.0 million at 7.67%, due December 2005; $17.5 million at 7.83%, due December 2007; and $22.5 million at 7.98%, due December 2010. The issues have no sinking fund requirements. The net proceeds totaling $77.4 million were used to repay outstanding short-term borrowings.

Indiana Gas

In December 2000, $20.0 million of 15-Year Insured Quarterly (IQ) Notes at an interest rate of 7.15% and $50.0 million of 30-Year IQ Notes at an interest rate of 7.45% were issued. Indiana Gas may call the 15-Year IQ Notes, in whole or in part, from time to time on or after December 15, 2004 and has the option to redeem the 30-Year IQ Notes in whole or in part, from time to time on or after December 15, 2005. The IQ notes have no sinking fund requirements. The net proceeds totaling $67.9 million were used to repay outstanding commercial paper utilized for general corporate purposes.

Long-Term Debt Sinking Fund Requirements & Maturities

The annual sinking fund requirement of SIGECO's first mortgage bonds is 1% of the greatest amount of bonds outstanding under the Mortgage Indenture. This requirement may be satisfied by certification to the Trustee of unfunded property additions in the prescribed amount as provided in the Mortgage Indenture. SIGECO intends to meet the 2002 sinking fund requirement by this means and, accordingly, the sinking fund requirement for 2002 is excluded from current liabilities in the Consolidated Balance Sheets. At December 31, 2001, $279.3 million of SIGECO's utility plant remained unfunded under SIGECO's Mortgage Indenture.

Consolidated maturities and sinking fund requirements on long-term debt subject to mandatory redemption during the five years following 2001 (in millions) are $1.3 in 2002, $17.3 in 2003, $16.3 in 2004, $39.3 in 2005, and $1.3 in 2006.

Long-Term Debt Put & Call Provisions

Certain long-term debt issues contain put and call provisions that can be exercised on various dates before maturity. These provisions allow holders to put debt back to the Company at face value or the Company to call debt at face value or at a premium. Long-term debt subject to tender during the years following 2001 (in millions) is $11.5 in 2002, $3.5 in 2004, $10.0 in 2005, $53.7 in 2006 and $140.0 thereafter.

Of these debt instruments containing put options, the Company has $31.5 million of adjustable rate pollution control series first mortgage bonds and $22.2 million of adjustable rate pollution control series unsecured senior notes which could, at the election of the bondholder, be tendered to the Company when interest rates are reset. Prior to the latest reset on March 1, 2001, the interest rates were reset annually, and the bonds were presented as current liabilities. Effective March 1, 2001, the bonds were reset for a five-year period and have been classified as long-term debt.

Short-Term Borrowings

At December 31, 2001, the Company has approximately $540.0 million of short-term borrowing capacity, including $360.0 million for its regulated operations and $180.0 million for its nonregulated operations, of which approximately $85.8 million is available for regulated operations and $62.6 million is available for nonregulated operations. The availability of short-term borrowing is reduced by outstanding letters of credit totaling $11.1 million, primarily collateralizing nonregulated activities. Included in regulated capacity is VUHI's credit facility, which was renewed in June 2001 and extended through June 2002. As part of the renewal, the facility's capacity decreased from $435.0 million to $350.0 million. Indiana Gas' $155.0 million commercial paper program expired in 2001 and was not required and, therefore, not renewed. See the table below for interest rates and outstanding balances.

	Year Ended December 31st,		
In millions	2001	2000	1999
Weighted average total outstanding during the year	$ 447.0	$ 316.7	$ 163.8
WEIGHTED AVERAGE INTEREST RATES DURING THE YEAR			
Bank loans	6.77 %	6.98 %	5.76%
Commercial paper	4.39 %	6.53 %	5.40%

	At December 31st,	
	2001	2000
Bank loans	$ 108.4	$ 146.5
Commercial paper	273.3	463.4
Total short-term borrowings	$ 381.7	$ 609.9

Covenants

Both long-term and short-term borrowing arrangements contain customary default provisions, restrictions on liens, sale leaseback transactions, mergers or consolidations, and sales of assets; and restrictions on leverage and interest coverage, among other restrictions. As of December 31, 2001, the Company was in compliance with all financial covenants.

9. CUMULATIVE PREFERRED STOCK OF SUBSIDIARY

Nonredeemable

Nonredeemable preferred stock contains call options that were exercised during September 2001 for a total redemption price of $9.8 million. The 4.80%, $100 par value preferred stock was redeemed at its stated call price of $110 per share, plus accrued and unpaid dividends totaling $1.35 per share. The 4.75%, $100 par value preferred stock was redeemed at its stated call price of $101 per share, plus accrued and unpaid dividends totaling $0.97 per share. Prior to the redemptions and as of December 31, 2000, there were 85,519 shares of the 4.80% Series outstanding and 3,000 shares of the 4.75% Series outstanding.

Redeemable

In September 2001, the 6.50%, $100 par value preferred stock was redeemed for a total redemption price of $7.9 million at $104.23 per share, plus $0.73 per share in accrued and unpaid dividends. Prior to the redemption and as of December 31, 2000, there were 75,000 shares outstanding.

As the preferred stock redeemed was that of a subsidiary, the loss on redemption of $1.2 million in 2001 is reflected in retained earnings.

Redeemable, Special

This series of redeemable preferred stock has a dividend rate of 8.50% and in the event of involuntary liquidation the amount payable is $100 per share, plus accrued dividends. This Series may be redeemed at $100 per share, plus accrued dividends on any of its dividend payment dates and is also callable at the

Company's option at a rate of 1,160 shares per year. As of December 31, 2001 and 2000, there were 4,597 shares and 5,757 shares outstanding, respectively.

10. COMMON SHAREHOLDERS' EQUITY

In March 2000, the merger of Indiana Energy and SIGCORP with and into Vectren was consummated with a tax-free exchange of shares and has been accounted for as a pooling of interests. The common shareholders of SIGCORP received 1.333 shares of Vectren common stock for each SIGCORP common share and the common shareholders of Indiana Energy received one share of Vectren common stock for each Indiana Energy common share, resulting in the issuance of 61.3 million shares of Vectren common stock.

In January 2001, the Company filed a registration statement with the Securities and Exchange Commission with respect to a public offering of 5.5 million shares of new common stock. In February 2001, the registration became effective, and an agreement was reached to sell approximately 6.3 million shares (the original 5.5 million shares, plus an over-allotment option of 0.8 million shares) to a group of underwriters. The net proceeds of $129.4 million were used principally to repay outstanding commercial paper utilized for recent acquisitions and investments.

Authorized, Reserved Common Shares

At December 31, 2001 and 2000, the Company was authorized to issue 190.0 million shares of common stock. Of that amount, approximately 7.4 million and 3.4 million shares of common stock, respectively, were not issued, but reserved for issuance through the Company's stock-based incentive plans and benefit plans, and 114.9 million and 125.2 million shares of common stock, respectively, were not issued and not reserved. These unreserved shares are available for a variety of general corporate purposes, including future public offerings to raise additional capital and for facilitating acquisitions.

Shareholder Rights Agreement

The Company's board of directors has adopted a Shareholder Rights Agreement (Rights Agreement). As part of the Rights Agreement, the board of directors declared a dividend distribution of one right for each outstanding Vectren common share. Each right entitles the holder to purchase from Vectren one share of common stock at a price of $65.00 per share (subject to adjustment to prevent dilution). The rights become exercisable 10 days following a public announcement that a person or group of affiliated or associated persons (Vectren Acquiring Person) has acquired beneficial ownership of 15% or more of the outstanding Vectren common shares (or a 10% acquirer who is determined by the board of directors to be an adverse person), or 10 days following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in any person or group becoming a Vectren Acquiring Person. The Vectren Shareholder Rights Agreement expires October 21, 2009.

11. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share assumes the conversion of stock options into common shares and the lifting of restrictions on issued restricted shares using the treasury stock method to the extent the effect would be dilutive. The following table illustrates the basic and dilutive earnings per share calculations for the three years ended December 31, 2001:

In millions, except per share amounts	2001			2000			1999		
	Income	*Shares*	*Per Share Amount*	*Income*	*Shares*	*Per Share Amount*	*Income*	*Shares*	*Per Share Amount*
Basic EPS	$ 63.6	66.7	$ 0.95	$ 72.0	61.3	$ 1.18	$ 90.7	61.3	$ 1.48
Effect of dilutive stock equivalents		0.2		-	0.1		-	0.1	
Diluted EPS	$ 63.6	66.9	$ 0.95	$ 72.0	61.4	$ 1.17	$ 90.7	61.4	$ 1.48

Options to purchase 836,688 shares of common stock for the year ended December 31, 2001, 526,469 shares of common stock for the year ended December 31, 2000 and 99,973 shares of common stock for the year ended December 31, 1999 were not included in the computation of dilutive earnings per share because the options' exercise price was greater than the average market price of a share of common stock during the period. Exercise prices for options excluded from the computation ranged from $22.54 to $24.05 in 2001; $19.83 to $24.05 in 2000 and equaled $24.05 in 1999.

12. STOCK-BASED INCENTIVE PLANS

The Company has various stock-based incentive plans to encourage employees and non-employee directors to remain with the Company and to more closely align their interest with those of the Company's shareholders. At the annual shareholders meeting on April 25, 2001, shareholders approved the Company's At-Risk Compensation Plan. On May 1, 2001, per the terms of the plan, 4,000,000 shares of common stock were reserved for issuance in the form of stock options, restricted stock, and other awards. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations when measuring compensation expense for these plans. The pro forma effect on net income and earnings per share, as if the fair value-based method had been applied in measuring compensation expense, is disclosed below.

Stock Option Plans

Certain SIGCORP employees held options to purchase SIGCORP common shares. When the merger of SIGCORP and Indiana Energy was consummated, each granted and outstanding option to purchase SIGCORP common shares was converted into an option to purchase the number of Vectren common shares that could have been purchased under the original option multiplied by one and one-third. The exercise price per Vectren common share under the new option is equal to the original per share price divided by one and one-third. The new Vectren options are otherwise subject to the same terms and conditions as the original SIGCORP options. Accordingly, the conversion resulted in no compensation expense.

A summary of the status of the Company's stock option plans for the past three years is as follows:

	Options	*Wtd. Average Exercise Price*
Outstanding at December 31, 1998	671,389	$ 17.46
Granted	272,783	20.26
Exercised	(13,168)	14.22
Outstanding at December 31, 1999	931,004	18.33
Cancelled	(30,955)	19.04
Exercised	(40,608)	15.92
Outstanding at December 31, 2000	859,441	18.41
Granted	783,999	22.54
Cancelled	(92,953)	21.84
Exercised	(122,709)	16.05
Outstanding at December 31, 2001	1,427,778	20.67

Stock options granted in 2001 become fully vested and exercisable at the end of five years for stock options issued to employees and one year for non-employee directors. Stock options granted prior to 2001 generally vest and become exercisable between one and three years in equal annual installments beginning one year after the grant date. Options granted both before and after 2001 expire ten years from the date of grant. The exercise price of stock options awarded under the Company's stock option plans is equal to the fair market value of the underlying common stock on the date of grant. Accordingly, no compensation expense has been recognized. Had compensation cost for these stock option plans been determined based on the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123 "Accounting for Stock-Based Compensation," net income would have been reduced by $1.1 million in 2001, $0.4 million in 2000, and $0.6 million in 1999. Basic and diluted earnings per share would have been reduced by $0.02 in 2001and $0.01 in both 2000 and 1999.

The fair value of each option granted used to determine pro forma net income is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the years ended December 31, 2001 and 1999: risk-free interest rate of 5.65% and 6.46%, respectively; expected option term of 8 years and 5 years, respectively; expected volatility of 26.56% and 34.00%, respectively; and dividend rates of 4.42% and 4.46%, respectively. The weighted average fair value of options granted in 2001 and 1999 were $5.21 and $5.05, respectively. No options were granted in 2000.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

	Outstanding			*Exercisable*	
Range of Exercise Prices	*# of Options*	*Wtd. Average Remaining Contractual Life*	*Wtd. Average Exercise Price*	*# of Options*	*Wtd. Average Exercise Price*
$13.82 - $17.44	243,165	3.0	$ 14.63	243,165	$ 14.63
$19.83 - $20.26	349,925	6.5	20.09	349,925	20.09
$22.54 - $24.05	834,688	9.1	22.66	65,689	24.05
Total	1,427,778		20.67	658,779	18.47

As of December 31, 2000 and 1999, the number of stock options that are exercisable and those options' weighted average exercise price is 781,415 and $18.41 in 2000; and 658,221 and $17.53 in 1999.

Other Plans

Indiana Energy had a performance-based Executive Restricted Stock Plan for its principal officers and a Directors' Restricted Stock Plan through which non-employee directors received a portion of their salary. Upon consummation of the merger, the restrictions on each outstanding share of restricted stock lapsed, and all shares that were issued as restricted stock were treated as unrestricted shares in the merger exchange. In 2000, the Company adopted these plans. During the years ended December 31, 2001, 2000 and 1999, the number of restricted stock grants and the grants' weighted average fair value was 4,257 and $22.54 per share, respectively, in 2001, 194,884 shares and $19.90 per share, respectively, in 2000, and 15,238 shares and $23.20 per share, respectively, in 1999. During 2001, 19,726 restricted shares were forfeited.

Members of management and non-employee directors may defer certain portions of their salary, annual bonus, incentive compensation, and earned stock-based incentives into phantom stock units. Such units are vested when granted.

Compensation expense associated with these plans for the years ended December 31, 2001, 2000, and 1999 was $2.8 million, $2.9 million and $0.9 million, respectively. Approximately, $2.3 million of compensation expense for the year ended December 31, 2000 is for the lifting of restrictions triggered by the merger transaction.

13. COMMITMENTS & CONTINGENCIES

Rental Commitments

Future minimum lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year during the five years following 2001 and thereafter (in millions) are $4.4 in 2002, $4.5 in 2003, $3.9 in 2004, $3.0 in 2005, $3.0 in 2006 and $5.6 thereafter. Total lease expense (in millions) was $6.2 in 2001, $3.4 in 2000 and $2.7 in 1999.

Construction Commitments

The Company has entered into a contract to purchase and construct an 80-megawatt combustion gas turbine generator. The total cost of the project is estimated to be $33.0 million and is expected to be completed by the summer of 2002. Through December 31, 2001, $23.2 million has been expended.

Guarantees

The Company is party to financial guarantees with off-balance sheet risk. These guarantees include debt guarantees and performance guarantees, including the debt of and performance of energy efficiency products installed by affiliated companies. The Company estimates these guarantees totaled $114.6 million at December 31, 2001. Of that amount, $82.9 million relates to the Company's guarantee of Energy Systems Group, LLC's surety bonds and performance guarantees. Energy Systems Group, LLC is a two-thirds owned consolidated subsidiary.

Legal Proceedings

The Company is party to various legal proceedings arising in the normal course of business. In the opinion of management, there are no legal proceedings pending against the Company that are likely to have a material adverse effect on its financial position or results of operations. See Note 14 regarding the Culley Generating Station Litigation and Note 4 regarding ProLiance Energy, LLC.

14. ENVIRONMENTAL MATTERS

Clean Air Act

NOx SIP Call Matter The Clean Air Act (the Act) requires each state to adopt a State Implementation Plan (SIP) to attain and maintain National Ambient Air Quality Standards (NAAQS) for a number of pollutants, including ozone. If the United States Environmental Protection Agency (USEPA) finds a state's SIP inadequate to achieve the NAAQS, the USEPA can call upon the state to revise its SIP (a SIP Call).

In October 1998, the USEPA issued a final rule "Finding of Significant Contribution and Rulemaking for Certain States in the Ozone Transport Assessment Group Region for Purposes of Reducing Regional Transport of Ozone," (63 Fed. Reg. 57355). This ruling found that the SIP's of certain states, including Indiana, were substantially inadequate since they allowed for nitrogen oxide (NOx) emissions in amounts that contributed to non-attainment with the ozone NAAQS in downwind states. The USEPA required each state to revise its SIP to provide for further NOx emission reductions. The NOx emissions budget, as stipulated in the USEPA's final ruling, requires a 31% reduction in total NOx emissions from Indiana.

In June 2001, the Indiana Air Pollution Control Board adopted final rules to achieve the NOx emission reductions required by the NOx SIP Call. Indiana's SIP requires the Company to lower its system-wide NOx emissions to .14 lbs/mmbtu by May 31, 2004 (the compliance date). This is a 65% reduction from emission levels existing in 1998 and 1999.

The Company has initiated steps toward compliance with the revised regulations. These steps include installing Selective Catalytic Reduction (SCR) systems at Culley Generating Station Unit 3 (Culley), Warrick Generating Station Unit 4 (Warrick), and A.B. Brown Generating Station Unit 2 (A.B. Brown). SCR systems reduce flue gas NOx emissions to atmospheric nitrogen and water using ammonia in chemical reaction. This technology is known to be the most effective method of reducing NOx emissions where high removal efficiencies are required.

The IURC issued an order that (1) approves the Company's proposed project to achieve environmental compliance by investing in clean coal technology, (2) approves the Company's cost estimate for the construction, subject to periodic review of the actual costs incurred, and (3) approves a mechanism whereby, prior to an electric base rate case, the Company may recover a return on its capital costs for the project, at its overall cost of capital, including a return on equity.

Based on the level of system-wide emissions reductions required and the control technology utilized to achieve the reductions, the current estimated construction cost ranges from $175.0 million to $195.0 million and is expected to be expended during the 2001-2004 period. Through December 31, 2001, $22.5 million has been expended. After the equipment is installed and operational, related additional annual operation and maintenance expenses are estimated to be between $8.0 million and $10.0 million.

The Company expects the Culley, Warrick and A.B. Brown SCR systems to be operational by the compliance date. Installation of SCR technology at these stations is expected to reduce the Company's overall NOx emissions to levels compliant with Indiana's NOx emissions budget allotted by the USEPA; therefore, the Company has recorded no accrual for potential penalties that may result from noncompliance.

Culley Generating Station Litigation In the late 1990's, the USEPA initiated an investigation under Section 114 of the Act of SIGECO's coal-fired electric generating units in commercial operation by 1977 to determine compliance with environmental permitting requirements related to repairs, maintenance, modifications, and operations changes. The focus of the investigation was to determine whether new source review permitting requirements were triggered by such plant modifications, and whether the best available control technology was, or should have been used. Numerous electric utilities were, and are currently, being investigated by the USEPA under an industry-wide review for compliance. In July 1999, SIGECO received a letter from the Office of Enforcement and Compliance Assurance of the USEPA discussing the industry-wide investigation, vaguely referring to an investigation of SIGECO and inviting SIGECO to participate in a discussion of the issues. No specifics were noted; furthermore, the letter stated that the communication was not intended to serve as a notice of violation. Subsequent meetings were conducted in September and October 1999 with the USEPA and targeted utilities, including SIGECO, regarding potential remedies to the USEPA's general allegations.

On November 3, 1999, the USEPA filed a lawsuit against seven utilities, including SIGECO. The USEPA alleges that, beginning in 1992, SIGECO violated the Act by: (1) making modifications to its Culley Generating Station in Yankeetown, Indiana without obtaining required permits; (2) making major modifications to the Culley Generating Station without installing the best available emission control technology; and (3) failing to notify the USEPA of the modifications. In addition, the lawsuit alleges that the modifications to the Culley Generating Station required SIGECO to begin complying with federal new source performance standards at its Culley Unit 3.

SIGECO believes it performed only maintenance, repair and replacement activities at the Culley Generating Station, as allowed under the Act. Because proper maintenance does not require permits, application of the best available emission control technology, notice to the USEPA, or compliance with new source performance standards, SIGECO believes that the lawsuit is without merit, and intends to vigorously defend itself.

The lawsuit seeks fines against SIGECO in the amount of $27,500 per day per violation. The lawsuit does not specify the number of days or violations the USEPA believes occurred. The lawsuit also seeks a court order requiring SIGECO to install the best available control technology at the Culley Generating Station. If the USEPA were successful in obtaining an order, SIGECO estimates that it would incur capital costs of approximately $40.0 million to $50.0 million to comply with the order. As a result of the NOx SIP call issue, the majority of the $40.0 million to $50.0 million for best available emissions technology at Culley Generating Station is included in the $175.0 million to $195.0 million cost range previously discussed.The USEPA has also issued an administrative notice of violation to SIGECO making the same allegations, but alleging that violations began in 1977.

While it is possible that SIGECO could be subjected to criminal penalties if the Culley Generating Station continues to operate without complying with the permitting requirements of new source review and the allegations are determined by a court to be valid, SIGECO believes such penalties are unlikely as the USEPA and the electric utility industry have a bonafide dispute over the proper interpretation of the Act. Accordingly, the Company has recorded no accrual and the plant continues to operate while the matter is being decided.

Information Request On January 23, 2001, SIGECO received an information request from the USEPA under Section 114 of the Act for historical operational information on the Warrick and A.B. Brown generating stations. SIGECO has provided all information requested, and no further action has occurred.

Manufactured Gas Plants

In the past, Indiana Gas and others operated facilities for the manufacture of gas. Given the availability of natural gas transported by pipelines, these facilities have not been operated for many years. Under currently applicable environmental laws and regulations, Indiana Gas and others may now be required to take remedial action if certain byproducts are found above the regulatory thresholds at these sites.

Indiana Gas has identified the existence, location and certain general characteristics of 26 gas manufacturing and storage sites for which it may have some remedial responsibility. Indiana Gas has completed a remedial investigation/feasibility study (RI/FS) at one of the sites under an agreed order between Indiana Gas and the Indiana Department of Environmental Management (IDEM), and a Record of Decision was issued by the IDEM in January 2000. Although Indiana Gas has not begun an RI/FS at additional sites, Indiana Gas has submitted several of the sites to the IDEM's Voluntary Remediation Program and is currently conducting some level of remedial activities including groundwater monitoring at certain sites where deemed appropriate and will continue remedial activities at the sites as appropriate and necessary.

In conjunction with data compiled by expert consultants, Indiana Gas has accrued the estimated costs for further investigation, remediation, groundwater monitoring and related costs for the sites. While the total costs that may be incurred in connection with addressing these sites cannot be determined at this time, Indiana Gas has accrued costs that it reasonably expects to incur totaling approximately $20.4 million.

The estimated accrued costs are limited to Indiana Gas' proportionate share of the remediation efforts. Indiana Gas has arrangements in place for 19 of the 26 sites with other potentially responsible parties (PRP), which serve to limit Indiana Gas' share of response costs at these 19 sites to between 20% and 50%.

With respect to insurance coverage, Indiana Gas has received and recorded settlements from all known insurance carriers in an aggregate amount approximating its $20.4 million accrual.

Environmental matters related to manufactured gas plants have had no material impact on earnings since costs recorded to date approximate PRP and insurance settlement recoveries. While Indiana Gas has recorded all costs which it presently expects to incur in connection with activities at these sites, it is possible that future events may require some level of additional remedial activities which are not presently foreseen.

15. RATE & REGULATORY MATTERS

Gas Costs Proceedings

Commodity prices for natural gas purchases were significantly higher during the 2000 - 2001 heating season, primarily due to colder temperatures, increased demand and tighter supplies. Subject to compliance with applicable state laws, Vectren's utility subsidiaries are allowed full recovery of such changes in purchased gas costs from their retail customers through commission-approved gas cost adjustment mechanisms.

In March 2001, Indiana Gas and SIGECO reached agreement with the Indiana Office of Utility Consumer Counselor (OUCC) and the Citizens Action Coalition of Indiana, Inc. (CAC) regarding the matters raised by an IURC Order that disallowed $3.8 million of Indiana Gas' gas procurement costs for the 2000 – 2001 heating season which was recognized during the year ended December 31, 2000. As part of the agreement, the companies agreed to contribute an additional $1.7 million to assist qualified low income gas customers, and Indiana Gas agreed to credit $3.3 million of the $3.8 million disallowed amount to its customers' April 2001 utility bills in exchange for both the OUCC and the CAC dropping their appeals of the IURC Order. In April 2001, the IURC issued an order approving the settlement. Substantially all of the financial assistance for low income gas customers has been distributed in 2001.

Purchased Power Costs

As a result of an appeal of a generic order issued by the IURC in August 1999 regarding guidelines for the recovery of purchased power costs, SIGECO entered into a settlement agreement with the OUCC that provides certain terms with respect to the recoverability of such costs. The settlement, originally approved by the IURC in August 2000, has been extended by agreement through March 2002 and additional settlement discussions are expected in 2002. Under the settlement, SIGECO can recover the entire cost of purchased power up to an established benchmark, and during forced outages, SIGECO will bear a limited share of its purchased power costs regardless of the market costs at that time. Based on this agreement, SIGECO believes it has limited its exposure to unrecoverable purchased power costs.

16. RISK MANAGEMENT, DERIVATIVES & OTHER FINANCIAL INSTRUMENTS

Risk Management

The Company is exposed to market risks associated with commodity prices, interest rates, and counter-party credit. These financial exposures are monitored and managed by the Company as an integral part of its overall risk management program.

Commodity Price Risk The Company's regulated operations have limited exposure to commodity price risk for purchases and sales of natural gas and electric energy for its retail customers due to current Indiana and Ohio regulations, which subject to compliance with applicable state regulations, allow for recovery of such purchases through natural gas and fuel cost adjustment mechanisms.

The Company does engage in limited wholesale power marketing and other marketing activities that may expose it to commodity price risk associated with fluctuating electric power, natural gas, and coal commodity prices.

The Company's wholesale power marketing activities manage the utilization of its available electric generating capacity. The Company's other commodity marketing activities purchase and sell natural gas and coal to meet customer demands. These operations enter into forward contracts that commit the Company to purchase and sell commodities in the future.

Commodity price risk results from forward sales contracts that commit the Company to deliver commodities on specified future dates. Power marketing uses planned unutilized generation capability and forward purchase contracts to protect certain sales transactions from unanticipated fluctuations in the price of electric power, and periodically, will use derivative financial instruments to protect its interests from unplanned outages and shifts in demand. Additionally, other commodity marketing activities use stored inventory and forward purchase contracts to protect certain sales transactions from unanticipated fluctuations in commodity prices.

Open positions in terms of price, volume and specified delivery points may occur to a limited extent and are managed using methods described above and frequent management reporting.

Interest Rate Risk The Company is exposed to interest rate risk associated with its adjustable rate borrowing arrangements. Its risk management program seeks to reduce the potentially adverse effects that market volatility may have on operations.

Under normal circumstances, the Company tries to limit the amount of adjustable rate borrowing arrangements exposed to short-term interest rate volatility to a maximum of 25% of total debt. However, there are times when this targeted level of interest rate exposure may be exceeded. To manage this exposure, the Company may periodically use derivative financial instruments to reduce earnings fluctuations caused by interest rate volatility.

Other Risks By using forward purchase contracts and derivative financial instruments to manage risk, the Company exposes itself to counter-party credit risk and market risk. The Company manages this exposure to counter-party credit risk by entering into contracts with financially sound companies that can be expected to fully perform under the terms of the contract. The Company attempts to manage exposure to market risk associated with commodity contracts and interest rates by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. As of December 31, 2001, the Company has a net receivable from Enron Corp. of approximately $1.0 million, which has been fully reserved.

The Company's customer receivables from gas and electric sales and gas transportation services are primarily derived from a diversified base of residential, commercial, and industrial customers located in Indiana and west central Ohio. The Company manages credit risk associated with its receivables by continually reviewing creditworthiness and requests cash deposits or refunds cash deposits based on that review. Credit risk associated with certain investments is also managed by a review of creditworthiness and receipt of collateral.

Accounting for Forward Contracts & Other Financial Instruments

Commodity Contracts At origination, all contracts to buy and sell electric power, natural gas, and coal are designated as "physical" or "other-than-trading." The Company does not have any contracts designated as "trading" as defined by EITF 98-10.

Power marketing contracts are designated as "physical" when there is intent and ability to physically deliver power from SIGECO's unutilized generating capacity. Power marketing contracts are designated as "other-than-trading" when there is intent to receive power to manage base and peak load capacity. Both contract designations generally require settlement by physical delivery of electricity. However, certain of these contracts may be net settled in accordance with industry standards when unplanned outages, favorable pricing movements, and shifts in demand occur.

Prior to the adoption of SFAS 133, contracts in the "physical" and "other-than-trading" portfolios received accounting recognition on settlement with revenues recorded in electric utility revenues and costs recorded in fuel for electric generation for those contracts fulfilled through generation and in purchased electric energy for contracts purchased in the wholesale energy market. Subsequent to the adoption of SFAS 133, certain contracts that are periodically settled net are recorded at market value.

Other commodity contracts are designated as "physical" when the Company has the intent to physically deliver or receive natural gas or coal. Certain contracts in this portfolio may be settled net in accordance with industry standards. Prior to the adoption of SFAS 133, "physical" contracts received accounting recognition upon settlement with revenues recorded in energy services and other revenues and costs recorded in cost of energy services and other. After the adoption of SFAS 133, certain contracts that are periodically settled net are recorded at market value.

Contracts recorded at market value are recorded as current or noncurrent assets or liabilities in the Consolidated Balance Sheets depending on their value and on when the contracts are expected to be settled. Changes in market value are recorded in the Consolidated Statements of Income as purchased electric energy or cost of energy services and other, as appropriate. Market value is determined using quoted market prices from independent sources.

Financial Contracts In September 2001, the Company entered into several forward starting interest rate swaps with a total notional amount of $200.0 million in anticipation of VUHI's $250.0 million long-term debt issuance. Upon issuance of the debt in December 2001, the swaps were settled resulting in the Company receiving $0.9 million. The value received is being amortized from accumulated other comprehensive income to interest expense over the life of the debt.

In December 2000, the Company entered into an interest rate swap used to hedge interest rate risk associated with variable rate short-term notes payable totaling $150.0 million. The swap was entered into concurrently with the issuance of the floating rate notes on December 28, 2000 and swapped the debt's variable interest rate of three-month LIBOR plus 0.75% for a fixed rate of 6.64%. The swap expired on December 27, 2001, the date the debt agreement expired.

Prior to the adoption of SFAS 133, instruments hedging interest rate risk were accounted for upon settlement in interest expense. After adoption of SFAS 133, hedging instruments are carried at market value in other assets or other current liabilities, as appropriate, and changes in market value are recorded in accumulated other comprehensive income and recorded to interest expense as settled.

Impact of New Accounting Principle

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, which requires that every derivative instrument be recorded on the balance sheet as an asset or liability measured at its market value and that changes in the derivative's market value be recognized currently in earnings unless specific hedge accounting criteria are met.

SFAS 133, as amended, requires that as of the date of initial adoption, the difference between the market value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes."

Resulting from the adoption of SFAS 133, certain contracts in the power marketing operations and other wholesale marketing operations that are periodically settled net were required to be recorded at market value. Previously, the Company accounted for these contracts on settlement. The cumulative impact of the adoption of SFAS 133 resulting from marking these contracts to market on January 1, 2001 was an earnings gain of approximately $6.3 million ($3.9 million net of tax) recorded as a cumulative effect of accounting change in the Consolidated Statements of Income. The majority of this gain results from the Company's power marketing operations. SFAS 133 did not impact other commodity contracts because they were normal purchases and sales specifically excluded from the provisions of SFAS 133.

As of December 31, 2001, the Company has derivative assets resulting from its power marketing operations of $5.2 million classified in other current assets as well as derivative liabilities of $2.0 million classified in accrued liabilities. Unrealized losses totaling $3.2 million arising from the difference between the current market value and the market value on the date of adoption is included in purchased electric energy in the Consolidated Statements of Income for the year ended December 31, 2001. Derivatives used in other commodity marketing operations are not significant.

The Company assesses and documents the hedging relationship between its financial instruments, including interest rate swaps, and underlying risks as well as the investment's risk management objectives and anticipated effectiveness. When the hedging relationship is highly effective, these instruments are designated as cash flow hedges. The adoption of SFAS 133 had no impact as the market value of the Company's cash flow hedges was zero on January 1, 2001.

As of December 31, 2001, no interest rate swaps are outstanding. Approximately $0.9 million remains in accumulated other comprehensive income that is related to interest rate swaps hedging future interest payments. Of that amount, $0.1 million will be reclassified to earnings within the next twelve months.

In addition to the Company's wholly owned subsidiaries, ProLiance, an equity method investment, adopted SFAS 133 during 2000. The Company's share of the impact of adoption and continued use of derivatives by ProLiance is reflected in accumulated other comprehensive income due to the nature of the derivatives used.

Fair Value of Other Financial Instruments

The carrying values and estimated fair values of the Company's other financial instruments were as follows:

In millions	2001 Carrying Amount	2001 Estimated Fair Value	2000 Carrying Amount	2000 Estimated Fair Value
Long-term debt	$1,031.4	$1,022.4	$ 688.9	$ 672.4
Short-term borrowings & notes payable	381.7	381.7	759.9	759.9
Redeemable preferred stock of subsidiary	-	-	7.5	7.7
Partnership obligations	-	-	0.2	0.3

Certain methods and assumptions must be used to estimate the fair value of financial instruments. The fair value of the Company's other financial instruments was estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for instruments with similar characteristics. Because of the maturity dates and variable interest rates of short-term borrowings, its carrying amount approximates its fair value.

Under current regulatory treatment, call premiums on reacquisition of long-term debt are generally recovered in customer rates over the life of the refunding issue or over a 15-year period. Accordingly, any reacquisition would not be expected to have a material effect on the Company's financial position or results of operations.

Because of the customized nature of certain cost method investments included in investments in unconsolidated affiliates and notes receivable included in other investments, and since there is no readily available market for these investments, it is not practicable to estimate the fair value of these financial instruments.

17. ADDITIONAL OPERATIONAL & BALANCE SHEET INFORMATION

Other – net in the Consolidated Statements of Income consists of the following:

In millions (Year Ended December 31st,)	2001	2000	1999
Interest income	$ 5.7	$ 8.6	$ 5.8
Leveraged lease investment income	4.6	7.7	4.2
AFUDC	5.6	5.2	3.8
Other income	6.0	7.2	2.6
Other expense	(5.6)	(5.0)	(2.3)
Total other {net}	$ 16.3	$ 23.7	$ 14.1

Other current assets in the Consolidated Balance Sheets consists of the following:

In millions	*At December 31st,* 2001	2000
Prepaid gas delivery service	$ 67.7	$ 34.8
Other prepayments & current assets	35.7	27.5
Total prepayments & other current assets	$ 103.4	$ 62.3

Accrued liabilities in the Consolidated Balance Sheets consists of the following:

In millions	*At December 31st,* 2001	2000
Deferred income taxes	$ 20.7	$ -
Refunds to customers & customer deposits	18.7	22.9
Accrued interest	13.3	10.3
Accrued taxes	9.4	17.6
Other	39.3	55.4
Total accrued liabilities	$ 101.4	$ 106.2

18. SEGMENT REPORTING

The Company had four operating segments during 2001: (1) Gas Utility Services, (2) Electric Utility Services, (3) Nonregulated Operations, and (4) Corporate and Other. The Gas Utility Services segment includes the operations of Indiana Gas, the Ohio operations, and SIGECO's natural gas distribution business and provides natural gas distribution and transportation services in nearly two-thirds of Indiana and west central Ohio. The Electric Utility Services segment includes the operations of SIGECO's power generating and marketing operations, and electric transmission and distribution services, which provides electricity to primarily southwestern Indiana. The Nonregulated Operations segment is comprised of various subsidiaries and affiliates offering and investing in energy marketing and services, coal mining, utility infrastructure services, and broadband communications among other energy-related opportunities. The Corporate and Other segment provides general and administrative support and assets, including computer hardware and software, to the Company's other operating segments. During 2001, the Company reorganized its business segments by separating the Corporate and Other segment from the Nonregulated Operations segment. Prior year data has been restated to conform to the current year presentation.

The following tables provide information about business segments. The Company makes decisions on finance and dividends at the corporate level. Investments in unconsolidated affiliates, earnings of those unconsolidated affiliates, and the extraordinary item recognized in 2001 are primarily within the Nonregulated Operations segment.

	Year Ended December 31st,		
In millions	2001	2000	1999
OPERATING REVENUES			
Gas Utility Services	$1,031.5	$ 818.8	$ 499.6
Electric Utility Services	378.9	336.4	307.5
Nonregulated Operations	797.1	519.2	281.7
Corporate & Other	29.7	33.6	33.2
Intersegment Eliminations	(67.2)	(59.3)	(53.6)
Total operating revenues	$2,170.0	$1,648.7	$1,068.4
INTEREST EXPENSE			
Gas Utility Services	$ 51.0	$ 28.0	$ 19.3
Electric Utility Services	19.1	18.1	17.5
Nonregulated Operations	12.2	10.2	6.1
Corporate & Other	1.6	1.3	0.9
Intersegment Eliminations	(1.3)	(1.2)	(0.9)
Total interest expense	$ 82.6	$ 56.4	$ 42.9
INCOME TAXES			
Gas Utility Services	$ 2.4	$ 11.5	$ 18.9
Electric Utility Services	20.3	23.4	24.3
Nonregulated Operations	(5.0)	0.7	0.6
Corporate & Other	0.9	(1.2)	1.9
Intersegment Eliminations	-	(0.2)	-
Total income taxes	$ 18.6	$ 34.2	$ 45.7
NET INCOME			
Gas Utility Services	$ 9.9	$ 15.6	$ 33.6
Electric Utility Services	40.8	36.8	41.8
Nonregulated Operations	11.3	21.7	12.5
Corporate & Other	1.6	(2.1)	2.8
Net income	$ 63.6	$ 72.0	$ 90.7
DEPRECIATION & AMORTIZATION			
Gas Utility Services	$ 58.2	$ 43.8	$ 38.7
Electric Utility Services	38.7	38.6	40.8
Nonregulated Operations	5.9	1.1	0.7
Corporate & Other	20.9	22.2	6.8
Total depreciation & amortization	$ 123.7	$ 105.7	$ 87.0
CAPITAL EXPENDITURES			
Gas Utility Services	$ 76.1	$ 73.1	$ 72.5
Electric Utility Services	69.7	37.6	51.1
Nonregulated Operations	33.5	27.3	1.7
Corporate & Other	56.0	26.3	10.6
Total capital expenditures	$ 235.3	$ 164.3	$ 135.9

In millions	*At December 31st,* 2001	2000
IDENTIFIABLE ASSETS		
Gas Utility Services	$1,557.7	$1,630.0
Electric Utility Services	802.1	806.3
Nonregulated Operations	677.7	672.0
Corporate & Other	147.3	85.1
Intersegment Eliminations	(328.0)	(267.1)
Total identifiable assets	$2,856.8	$2,926.3

19. IMPACT OF RECENTLY ISSUED ACCOUNTING GUIDANCE

SFAS 141 & 142

The FASB issued two new statements of financial accounting standards in July 2001: SFAS No. 141, "Business Combinations" (SFAS 141), and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These interrelated standards change the accounting for business combinations and goodwill in two significant ways:

SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. This change does not affect the pooling-of-interest transaction forming Vectren.

SFAS 142 changes the accounting for goodwill from an amortization approach to an impairment-only approach. Thus, amortization of goodwill that is not included as an allowable cost for rate-making purposes will cease upon adoption of the statement. This includes goodwill recorded in past business combinations, such as the Company's acquisition of the Ohio operations. Goodwill is to be tested for impairment at a reporting unit level at least annually.

SFAS 142 also requires the initial impairment review of all goodwill and other intangible assets within six months of the adoption date, which is January 1, 2002 for the Company. The impairment review consists of a comparison of the fair value of a reporting unit to its carrying amount. If the fair value of a reporting unit is less than its carrying amount, an impairment loss would be recognized. Results of the initial impairment review are to be treated as a change in accounting principle in accordance with APB Opinion No. 20 "Accounting Changes." An impairment loss recognized as a result of an impairment test occurring after the initial impairment review is to be reported as a part of operations.

SFAS 142 also changes certain aspects of accounting for intangible assets; however, the Company does not have any significant intangible assets.

The adoption of SFAS 141 will not materially impact operations. As required by SFAS 142, amortization of goodwill relating to the acquisition of the Ohio operations, which approximates $5.0 million per year, will cease on January 1, 2002. Initial impairment reviews to be performed within six months of adoption of SFAS 142 are not expected to have a significant impact on operations.

SFAS 143

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company is currently evaluating the impact that SFAS 143 will have on its operations.

SFAS 144

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 develops one accounting model for all impaired long-lived assets and long-lived assets to be disposed of. SFAS 144 replaces the existing authoritative guidance in FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and certain aspects of APB Opinion No. 30, "Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business."

This new accounting model retains the framework of SFAS 121 and requires that those impaired long-lived assets and long-lived assets to be disposed of be measured at the lower of carrying amount or fair value (less cost to sell for assets to be disposed of), whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred.

SFAS 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction.

SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company is evaluating the impact SFAS 144 will have on its operations.

20. QUARTERLY FINANCIAL DATA *{Unaudited}*

Summarized quarterly financial data for 2001 and 2000 are as follows:

In millions, except per share amounts	Q1	Q2	Q3	Q4
2001				
Operating revenues	$ 883.1	$ 432.2	$ 358.4	$ 496.3
Operating income {loss}	72.7	(4.6)	19.1	52.4
Income {loss} before extraordinary loss & cumulative effect of change in accounting principle	40.5	(10.0)	4.5	32.4
Basic earnings {loss} per share before extraordinary loss & cumulative effect of change in accounting principle	0.62	(0.15)	0.07	0.48
Diluted earnings {loss} before extraordinary loss & cumulative effect of change in accounting principle	0.61	(0.15)	0.07	0.48
Net income {loss}	44.4	(17.7)	4.5	32.4
Basic earnings {loss} per share	0.68	(0.26)	0.07	0.48
Diluted earnings {loss} per share	0.67	(0.26)	0.07	0.48
2000				
Operating revenues	$ 359.5	$ 263.7	$ 317.9	$ 707.6
Operating income	34.3	16.3	27.2	53.3
Net income	22.1	8.3	15.4	26.2
Basic earnings per share	0.36	0.14	0.25	0.43
Diluted earnings per share	0.36	0.13	0.25	0.43

1. INFORMATION IN ANY ONE QUARTERLY PERIOD IS NOT INDICATIVE OF ANNUAL RESULTS DUE TO THE SEASONAL VARIATIONS COMMON TO THE COMPANY'S UTILITY OPERATIONS.
2. Q1 OF 2001 INCLUDES CHARGES FOR CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE AS DESCRIBED IN NOTE 16.
3. Q2 OF 2001 INCLUDES RESTRUCTURING CHARGES AS DESCRIBED IN NOTE 3.
4. Q2 OF 2001 INCLUDES AN EXTRAORDINARY LOSS AS DESCRIBED IN NOTE 5.
5. 2001 & 2000 INCLUDE MERGER AND INTEGRATION CHARGES AS DESCRIBED IN NOTE 3.

5-YEAR OPERATIONS & FINANCIAL REVIEW

In millions	2001	2000 [III]	1999	1998	1997
OPERATIONS *{In millions}*					
Operating revenues	$ 2,170.0	$ 1,648.7	$ 1,068.4	$ 997.7	$ 972.1
Operating expenses	2,008.6	1,476.5	907.6	849.2	808.0
Merger & integration costs	2.8	41.1	-	-	-
Restructuring costs	19.0	-	-	-	39.5
Operating income	139.6	131.1	160.8	148.5	124.6
Other income	30.4	33.5	20.5	22.2	19.4
Interest expense	82.6	56.4	42.9	40.3	39.4
Income before income taxes	87.4	108.2	138.4	130.4	104.6
Income taxes	18.6	34.2	45.7	42.3	35.5
Minority interest in subsidiary	0.6	1.0	0.9	0.4	0.3
Preferred dividend requirement of subsidiary	0.8	1.0	1.1	1.1	1.1
Income before extraordinary loss & cumulative effect of change in accounting principle	67.4	72.0	90.7	86.6	67.7
Extraordinary loss *{net of tax}*	(7.7)	-	-	-	-
Cumulative effect of change in accounting principle *{net of tax}*	3.9	-	-	-	-
NET INCOME	$ 63.6	$ 72.0	$ 90.7	$ 86.6	$ 67.7
Net income before nonrecurring items [I]	$ 89.3	$ 103.9	$ 90.7	$ 86.6	$ 92.3
COMMON STOCK DATA					
Return on common shareholders' equity *{ROE}*	7.5%	9.8%	12.8%	12.8%	10.4%
ROE before nonrecurring items	10.5%	14.2%	12.8%	12.8%	14.1%
Average common shares outstanding *{In millions}*	66.7	61.3	61.3	61.6	61.6
Basic earnings per average share	$ 0.95	$ 1.18	$ 1.48	$ 1.41	$ 1.10
Earnings per average share before nonrecurring items	$ 1.34	$ 1.70	$ 1.48	$ 1.41	$ 1.50
Dividends per share of common stock	$ 1.03	$ 0.98	$ 0.94	$ 0.90	$ 0.88
Common stock dividend payout ratio	108%	83%	64%	64%	80%
Common stock dividend payout ratio before nonrecurring items	77%	58%	64%	64%	59%
Book value per share	$ 12.54	$ 11.91	$ 11.58	$ 11.04	$ 10.61
CAPITALIZATION STRUCTURE *{In millions}*					
Common shareholders' equity	$ 848.6	$ 731.7	$ 709.8	$ 677.9	$ 653.7
Redeemable preferred shareholder's equity	0.5	8.1	8.2	8.3	8.4
Nonredeemable preferred shareholder's equity	-	8.9	11.1	11.1	11.1
Long-term debt [II]	1,026.8	685.9	541.2	499.4	490.6
TOTAL	$ 1,875.9	$ 1,434.6	$ 1,270.3	$ 1,196.7	$ 1,163.8
CAPITAL EXPENDITURES *{In millions}*					
Regulated	$ 145.8	$ 110.7	$ 123.6	$ 111.8	$ 128.6
Nonregulated	33.5	27.3	1.7	2.6	-
Corporate & other	56.0	26.3	10.6	20.6	10.9
TOTAL	$ 235.3	$ 164.3	$ 135.9	$ 135.0	$ 139.5
Total assets at year-end *{In millions}*	$ 2,856.8	$ 2,926.3	$ 1,980.5	$ 1,798.8	$ 1,758.6

I IN 2001, NONRECURRING ITEMS INCLUDE MERGER & INTEGRATION RELATED COSTS OF $8.1 MILLION, NET OF TAX; RESTRUCTURING COSTS OF $11.8 MILLION, NET OF TAX; EXTRAORDINARY LOSS RELATED TO AN ASSET DISPOSITION OF $7.7 MILLION, NET OF TAX & THE IMPACT OF SFAS NO. 133, INCLUDING THE CUMULATIVE EFFECT, OF $1.9 MILLION, NET OF TAX.

IN 2000, NONRECURRING ITEMS INCLUDE MERGER & INTEGRATION RELATED COSTS OF $36.8 MILLION, NET OF TAX, & GAIN ON RESTRUCTURING OF A NONREGULATED INVESTMENT OF $4.9 MILLION, NET OF TAX.

IN 1997, NONRECURRING ITEMS INCLUDE RESTRUCTURING COSTS OF $24.5 MILLION, NET OF TAX.

II INCLUDES LONG-TERM DEBT SUBJECT TO TENDER AND CURRENT MATURITIES.

III INCLUDES TWO MONTHS OF THE OHIO OPERATIONS, WHICH WERE ACQUIRED OCTOBER 31, 2000.

In millions	2001	2000[1]	1999	1998	1997
GAS SOLD & TRANSPORTED - UTILITY *{MDth}*					
Residential	74,337	65,726	51,857	46,699	57,236
Commercial	28,563	25,950	20,690	18,955	23,451
Contract	96,861	89,562	78,164	73,152	72,606
TOTAL	199,761	181,238	150,711	138,806	153,293
GAS OPERATING REVENUES *{In millions}*					
Residential	$ 680.9	$ 533.8	$ 327.7	$ 316.8	$ 393.2
Commercial	244.2	190.8	112.6	110.2	142.8
Contract	98.2	85.8	46.8	53.4	79.5
Miscellaneous	8.2	8.4	12.5	6.8	(1.9)
TOTAL REVENUES	$1,031.5	$ 818.8	$ 499.6	$ 487.2	$ 613.6
GAS CUSTOMERS SERVED, *Year End*					
Residential	868,685	861,869	564,620	552,897	541,649
Commercial	80,235	79,861	56,617	55,839	55,282
Contract	4,294	4,313	1,242	1,251	1,270
TOTAL CUSTOMERS	953,214	946,043	622,479	609,987	598,201
ELECTRIC SALES *{MWh}*					
Residential	1,411,262	1,371,331	1,371,580	1,326,024	1,251,376
Commercial	1,383,355	1,329,304	1,304,008	1,243,329	1,192,220
Industrial	2,426,756	2,504,509	2,415,990	2,256,116	2,067,355
Wholesale	3,898,231	2,300,323	1,829,770	2,013,557	1,752,641
Miscellaneous	19,166	19,233	19,367	20,155	20,936
TOTAL	9,138,770	7,524,700	6,940,715	6,859,181	6,284,528
ELECTRIC OPERATING REVENUES *{In millions}*					
Residential	$ 96.5	$ 92.8	$ 90.8	$ 88.5	$ 83.1
Commercial	74.2	73.6	69.9	66.5	63.9
Industrial	82.1	82.6	79.5	75.1	69.9
Wholesale	120.8	78.7	60.2	60.7	48.5
Miscellaneous	5.3	8.7	7.1	7.1	7.1
TOTAL	$ 378.9	$ 336.4	$ 307.5	$ 297.9	$ 272.5
ELECTRIC CUSTOMERS SERVED, *Year End*					
Residential	115,770	114,946	110,064	108,241	107,046
Commercial	17,327	17,207	16,344	15,900	15,692
Industrial	197	187	197	199	199
TOTAL	133,294	132,340	126,605	124,340	122,937
Total power production costs *{cents per KWh sold}*	2.30	2.10	1.99	1.97	1.80
Average coal costs *{cents per KWh generated}*	1.05	1.04	1.01	1.00	0.98
Annual heating degree days *{as percent of normal}*	90%	99%	89%	81%	101%
Annual cooling degree days *{as percent of normal}*	97%	91%	91%	115%	79%

VECTREN CORPORATION

SHAREHOLDER INFORMATION

New York Stock Exchange symbol: VVC

Vectren Corporate Headquarters

MAILING ADDRESS
P.O. Box 209
Evansville, IN 47702-0209
Telephone 812.491.4000
Toll Free 800.777.2060

PHYSICAL ADDRESS
20 N. W. Fourth Street
Evansville, IN 47708

SHAREHOLDER RELATIONS CONTACT
Linda K. Tiemann, Manager
Telephone 812.491.4190
Toll Free 800.227.8625
ltiemann2@vectren.com

INVESTOR RELATIONS CONTACT
Steven M. Schein, VP, *Investor Relations*
Telephone 812.491.4209
sschein@vectren.com

Common Stock Transfer Agent & Registrar The company's transfer agent, National City Bank, is responsible for maintaining the registered shareholder records, issuance of common stock certificates, administering the dividend reinvestment plan, & distribution of dividend payments & IRS Form 1099s. Requests & inquiries concerning these matters are most efficiently answered by contacting National City Bank.

MAILING ADDRESS
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
Telephone 800.622.6757
Fax 216.257.8508
shareholder.inquiries@nationalcity.com

PHYSICAL ADDRESS
4100 West 150th Street
3rd Floor. Loc. #5352
Cleveland, OH 44135-1385

Shareholder Access Online To access registered shareholder records online go to: www.vectren.com.

Shareholders of Record There were 14,282 individual & institutional investors who were shareholders of record as of January 31, 2002.

Shares in Brokerage Accounts Questions on administrative matters should be directed to your broker.

Form 10-K Securities and Exchange Commission Form 10-K is filed in March and can be viewed on Vectren's website or can be furnished on request by Investor Relations.

Quarterly Letter to Shareholders The quarterly Letter to Shareholders along with a quarterly Fact Sheet can be viewed on Vectren's website or can be furnished on request by Shareholder Relations.

Dividends Cash dividends on common stock are considered quarterly by the board of directors for payment on the first business day of March, June, September and December of each year.

Direct Deposit of Dividends To have your quarterly dividends deposited directly into your bank account contact National City Bank at 800.622.6757.

Dividend Reinvestment Plan Registered shareholders of Vectren Corporation can reinvest dividends and purchase additional Vectren stock without having to pay brokerage commissions or service charges through Vectren's Automatic Dividend Reinvestment and Stock Purchase Plan.

To participate in the plan, investors must make their initial purchase through a brokerage firm, requesting that the shares be registered in the investor's name. New shareholders of record will automatically receive a prospectus and enrollment card.

To receive a prospectus for Vectren's Automatic Dividend Reinvestment and Stock Purchase Plan, please call National City Bank at 800.622.6757.

Preferred Stock Southern Indiana Gas & Electric Company's (SIGECO) 4.8% preferred stock was redeemed on October 16, 2001 at a redemption price of $110 per share plus dividends accrued through that date. Questions should be directed to Continental Stock Transfer & Trust Co. at 888.509.5580. Vectren also redeemed the SIGECO 4.75% and 6.5% private placement preferred stock. The only remaining issue of preferred stock is SIGECO's 8.5% special series preferred stock. It is a private placement, non-voting issue that will be fully redeemed in 2005.

Senior Notes of Vectren Utility Holdings, Inc. (VUHI) 7 1/4% Senior Notes due on October 15, 2031 are listed on the New York Stock Exchange under the symbol, AVU. Par value on the Notes is $25. The Notes can be redeemed at VUHI's option on or after October 19, 2006 at 100% of the principal amount plus any accrued interest thereon. Interest on the Notes is payable quarterly on January 15, April 15, July 15 and October 15. For more information, contact a broker.

Annual Meeting The annual meeting of shareholders of Vectren Corporation will be held at 10:00 a.m. on Wednesday, April 24, 2002, at the University Place Conference Center & Hotel in Indianapolis, Indiana.

VECTREN CORPORATION

BOARD OF DIRECTORS

NIEL C. ELLERBROOK [I]
Chairman & Chief Executive Officer
Vectren Corporation

JOHN M. DUNN [I, II]
President & CEO
Dunn Hospitality Group, Ltd.

JOHN D. ENGELBRECHT [II]
President & CEO
South Central Communications Corp.

L.A. FERGER [IV]
Retired Chairman & CEO
Indiana Energy, Inc.

ANTON H. GEORGE [I, II]
President & Director
Indianapolis Motor Speedway Corp.

ANDREW E. GOEBEL [I]
President & Chief Operating Officer
Vectren Corporation

ROBERT L. KOCH II [I, III]
President & CEO
Koch Enterprises, Inc.

WILLIAM G. MAYS [IV]
President & CEO
Mays Chemical Company, Inc.

J. TIMOTHY McGINLEY [II, III]
Managing Partner & Principal Owner
House Investments, Inc.

RICHARD P. RECHTER [I, III]
Chairman & Director
Rogers Group, Inc.

RONALD G. REHERMAN [IV]
Retired Chairman & CEO
SIGCORP, Inc.

RICHARD W. SHYMANSKI [III, IV]
Retired Chairman
Harding, Shymanski & Co., P.C.

JEAN L. WOJTOWICZ [II, III]
President & Founder
Cambridge Capital Management Corp.

I EXECUTIVE COMMITTEE II AUDIT COMMITTEE III COMPENSATION COMMITTEE IV PUBLIC & ENVIRONMENTAL COMMITTEE

OFFICERS

NIEL C. ELLERBROOK
Chairman & Chief Executive Officer

ANDREW E. GOEBEL
President & Chief Operating Officer

JEROME A. BENKERT, JR.
Executive Vice President,
Chief Financial Officer & Treasurer

CARL L. CHAPMAN
Executive Vice President
& President - Vectren Enterprises

RONALD E. CHRISTIAN
Senior Vice President,
General Counsel & Secretary

WILLIAM S. DOTY
Senior Vice President - Energy Delivery

M. SUSAN HARDWICK
Vice President & Controller

ROBERT E. HEIDORN
Deputy General Counsel,
Assistant Secretary & Assistant Treasurer

RONALD G. JOCHUM
Vice President - Power Supply

RICHARD G. LYNCH
Senior Vice President,
Human Resources & Administration

GREGG M. McMANUS
Vice President, Government Affairs

ERIC J. SCHACH
Vice President &
Chief Information Officer

STEVEN M. SCHEIN
Vice President, Investor Relations

JERROLD L. ULREY
Vice President,
Regulatory Affairs & Fuels

JEFFREY W. WHITESIDE
Vice President,
Corporate Communications

VECTREN

VECTREN CORPORATION
20 N. W. FOURTH STREET
EVANSVILLE, INDIANA 47708

812.491.4000 WWW.VECTREN.COM

